SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]  Form 20-F  ☒ Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]  Yes  ☐  No  ☒

This Report on Form 6-K contains:

-	Adecco SA: Annual Report 2003 ((i) Financial Review and Corporate Governance, (ii) Operational Review)

Adecco at a Glance

•	The world’s # 1 provider of Staffing & Career Services

•	EUR 16.3 billion net service revenue

•	EUR 514 million operating income[1]

•	28,000 Colleagues

•	Up to 650,000 Associates on assignment daily

•	Up to 150,000 Clients served every day

•	5,800 offices in 70 territories

[1]	Before amortisation of intangibles

Delivering on Strategy

The Adecco Group reported a strong underlying performance in 2003, demonstrating the strength of its strategy in a year of modest economic recovery.

In 2003, the Adecco Group generated revenues of EUR 16.3 billion and operating income before amortisation of intangibles of EUR 514 million. On a local currency basis, revenues and operating income increased by 2% and 21%, respectively. Return on Sales increased by 53 basis points (bp) to 3.2%. Currency fluctuations had a negative impact of 7% on sales and operating income before amortisation, principally due to the appreciation of the Euro against most of the Adecco Group’s basket of currencies.

The 2003 performance demonstrated the Adecco Group’s ability to deliver strong profit growth with small changes in the top line. Prudent operating cost management and productivity improvements were the catalysts to the Adecco Group’s operating gearing improvement, which helped to mitigate the impact of the 73 bp gross margin loss in 2003. This decline is explained by negative currency mix changes, unfavourable change in business mix, lower average placement fees and lower temporary staffing margins. Lower temporary staffing margins are mainly attributable to an increase in provisions, workers’ compensation and state unemployment insurance in the U.S. offset by a reduction in estimated liability related to payroll tax subsidies in France.

In 2003, net debt was reduced by EUR 491 million to EUR 918 million, including off-balance sheet items of EUR 36 million. Strong generation of cash flow from operations of EUR 455 million contributed to this reduction.

Selected Financial Highlights

	Year Ended
EUR millions, except share and per share amounts	December 28, 2003	December 29, 2002
Statements of Operations Data:
Net service revenues	16,250	17,098
Operating income before amortisation of intangibles[1]	514	451
Operating income	505	446
Net income	305	242
Per Share Data:
Net income per share Basic	1.63	1.30
Diluted	1.61	1.28
Net income per share[2] Basic	1.65	1.30
Diluted	1.62	1.28
Weighted average shares	186,744,214	186,527,178
Diluted shares	195,777,267	193,469,123
Balance Sheet Data:
Trade accounts receivable, net	2,955	2,906
Goodwill	1,284	1,462
Accounts payable and accrued expenses	2,774	2,815
Net debt (incl. off balance sheet financing)	918	1,409
Shareholders’ equity	1,547	1,339
Cash Flow Data:
Cash flows from operating activities	455	445
Cash flows used in investing activities	(440)	(182)
Cash flows from / (used in) financing activities	365	(398)

[1]	Operating income before amortisation is a non-U.S. GAAP (Accounting Principles Generally Accepted in the United States) caption used by management as supplementary information

[2]	Before cumulative effect of change in accounting principle

Business Mix

The Adecco Group operates four main lines of business characterised by different profitability and profit conversion profiles. The Adecco Group’s strategy aims at optimising the business mix to maximise profitability, while delivering business volume and economies of scale.

Revenues	Branch Network

In a year of modest economic recovery, the Adecco Group’s growth strategy continued to focus on establishing its footprint in promising market segments and niches, while at the same time growing in traditional markets.	In 2003 the Adecco Group remained responsive to local market conditions and adjusted select areas of its office network in order to seize niche and regional growth opportunities.

Efficiency*	Market Share*

Since its creation in 1996, the Adecco Group has consistently demonstrated its efficiency in converting gross margin into profits, except during the period of economic downturn of 2002. In 2003 the Adecco Group’s efficiency began to return to historical levels.	Market leadership and dominant share are undoubtedly key assets to seize further growth opportunities in the industry. Presently, the Adecco Group ranks #1 in 9 markets that account for 85% of the temporary staffing revenues worldwide and it has exceeded its strategic goal of 20% market share in 4 of the most important markets in the World.

Geographical Distribution and Revenues

In 2003, the Adecco Group selectively strengthened the geographic presence of business lines in Europe, North America, Asia Pacific and the rest of the World. Particularly noteworthy is the expansion of Lee Hecht Harrison Career Services in Europe with an increase of 25% in turnover and a 38% in profits.

Chairman’s Statement

Dear Colleagues, Clients,

Associates and Shareholders

This year has been the third consecutive tough year for our industry in many areas of the world. For us prudent cost cutting has resulted in a pleasing increase in profits, even though consistent revenue increases are still elusive. However, there have been some positive signs of growth. I am very proud that we have continued to strengthen our business and I believe that we are well prepared to benefit from the anticipated upturn in economic activity.

Before entering a more detailed review of our activity and prospects, I first want to thank all our staff involved in the enormous amount of work that resulted from our audit delay announced in January 2004. We understand and share the frustration and concern of all stockholders and we have worked incredibly diligently to solve the issues as quickly as possible. This audit delay was the result of a notification by our auditors, Ernst & Young, to the Board on January 9, 2004 that they had identified what they believed to be material weaknesses in the control systems of Adecco Staffing North America. As a consequence, Ernst & Young said they were unable to complete the 2003 audit of the Company’s accounts without further detailed scrutiny of this business. The Board found itself in a position where doubt had been cast over the effectiveness of the Company’s internal controls in an important U.S. subsidiary and, in the absence of absolute certainty about matters, the Board had no choice but to be careful in what it disclosed. This announcement occurred against the background of a very fragile corporate environment, which intensified its severity.

The effect of our auditor’s notification was to delay publication not only of the 2003 accounts but also of First Quarter figure of 2004. I am pleased that after one of the most exhaustive and forensic investigations, the 2003 audited accounts have been published on June 1st, 2004, and the First Quarter 2004 results have been published on June 4th, 2004. In addition, we have taken a number of significant steps to reinforce our audit and control functions throughout the Company. I hope that we can now put this unfortunate episode behind us. The fact that we continued our strong performance during the first few months of 2004 is an enormous testament to the spirit, resilience and loyalty of our people. I believe that Adecco has emerged from this difficult experience a stronger company, ready to fully benefit from the strong structural global changes affecting our industry.

Three Forces re-defining Labour Markets

Global change impacting ‘the world of work’ continues rapidly. As the world’s largest people business, we are uniquely placed to counsel governments and Clients on the ramifications of these changes, and to help manage their workforces, wherever they may be located.

I believe there are three fundamental forces that have evolved and intensified over the past fifteen years and continue to re-define labour markets. They are: globalisation and the triumph of market forces, demographic change and migration, and the relentless growth of the Internet.

1. Globalisation

The fall of the Berlin Wall in 1989 was a watershed in the ascendancy of market over control economics. This, together with the emergence of the Asian economies, in particular China and India, has been a major impetus to a single global economy. The erosion of its control economy has allowed China to become a global magnet for manufacturing. India, already a hub for IT development, is fast becoming a centre for outsourcing services.

Adecco, which has the best and most extensive global network, will have an advantage and benefit more than competitors from globalisation.

2. Demographic Change and Migration

Declining birth rates and a longer lifespan is transforming the economies of the developed world. In the USA, the population over 65 years old is expected to grow to over 20 percent by 2020. The European Union will also see a strong rise, to 24 percent. Japan’s percentage will be even higher at 26 percent. The impact of this greying can and is being ameliorated by the migration of jobs, so called outsourcing, and the migration of people especially into the USA from the South and into Europe from the East after the fall of the Berlin Wall.

These trends could lead to a shortage of workers. Even as soon as 2012 more people will leave the European Union workforce than will enter it, says Nigel Nicholson, Professor of Organisational Behaviour at The London Business School. He estimates that within 20 years there will be a shortfall of 20 million workers in Europe. Contrast this with China and India whose combined two billion plus populations possess almost limitless pools of increasingly skilled, and cheap, labour.

Adecco’s network and expertise in finding jobs for people of all ages, skills and nationalities is well placed to fully serve Clients and Candidates in this environment.

3. The Internet Age

Like the first road, canal, railway, electricity and telephone networks, the Internet will revolutionise global communication and become part of the fabric of life. Already it has been a catalyst in the migration of jobs to China, India and other developing economies. This will continue. Deloitte anticipates that a further two million jobs will move there by 2008.

Leadership Strategy

Adecco’s global leadership strategy has been crystal clear since its inception in 1996, standing the test of time and circumstance. Each Division aims for growth exceeding the market, through organic progress and value generating acquisitions. Market leadership focus, which aims for 20 percent market share and No.1 or No.2 position in all major markets, gives Adecco primary presence and all of the advantages of scale, not least in leveraging technology to reduce costs and enhance services. The optimised business mix fortifies revenues throughout the economic cycle and ensures unrivalled service capabilities.

Chairman’s Statement

The USA and UK media have expressed concern about the migration of jobs overseas. I am confident, however, that these countries will benefit greatly from this trend, in spite of redundancies at home. The laws of economic comparative advantage will continue to apply. Countries will efficiently produce the most wealth with their unique resources. The USA and UK have been losing manufacturing jobs for many years but unemployment trends are the lowest ever. McKinsey & Company supports my view. Its research says that the States gain up to $1.12 for every $1 in wages lost abroad, through efficiencies gained domestically, and in freeing up redundant employees for higher-paid jobs.

Adecco has developed state-of-the-art Internet compatible systems that will enable it to compete most effectively in these markets.

Regulation for Labour Flexibility and Worker Protection

One of the greatest repercussions of these trends is that Western Europe and Japan are not as competitive globally as they once were. Archaic labour law has hampered flexible practices, including the use of temporary workers.

There have been changes, especially in Germany and Japan whose post World War II economic miracles were based on supremacy in manufacturing sectors, that are fast becoming uncompetitive with the briskly developing economies in Asia and elsewhere.

In Japan over the last decade, the scope of temporary work has been significantly expanded. Its extension in 2004 to manufacturing augurs well for the growth of the market and our Company.

Germany has continued to take steps to increase the flexibility of its labour market. I firmly believe that of all western European countries, Germany would see the greatest benefit from the European Union Agency Workers Directive. It is frustrating that the Directive has stalled. However, I believe, when the European Union feels enough pain from its declining competitiveness, an agreement will be found. And when it does, it will be very positive for us. The Adecco Group has always demonstrated strong growth in responsibly regulated markets.

European Union Enlargement

We are very optimistic about the impact of the enlargement of the European Union on our markets. As in the existing European Union block, we have led lobbying efforts to communicate the benefits of the Agency Workers Directive in establishing freely operating temporary labour markets with strong worker protection and fair pay. These countries also face skill shortages, substantial black economies and rampant unemployment, as high as 20 percent in some regions. A responsible temporary work industry would help eradicate worker exploitation, and build skills, employment and wealth.

Transition from Job Security to Income Security

These forces will have a profound effect on the working world of the developed economies. Change will be faster and more far reaching in nature. There will be a premium on constant retraining for new jobs.

For the adaptable and mobile worker, this will be a liberation from the strictures of a now conventional career. It will be a chance to lead a more flexible and fulfilling life. For some, the ending of the lifelong ‘9 to 5’ career supported by a defined benefit pension will be tough. But increasingly, people will have to take more ownership of their work life and financial destiny.

Thus, the traditional idea of ‘job security’ must give way to the concept of ‘income security’.

Careers will be based on the continual development of employable skills, and consecutive assignments with a variety of employers. It is the social responsibility of governments, unions and the private sector to work together to redefine educational policy to improve access for the young and provide life long learning for all.

Our Challenge

Our challenge at Adecco is to continue leading our industry through these changes. We must focus on being prepared to meet rapidly changing Client needs for skilled, flexible workforces and value-added services as their growth picks up, as their business models become more global, and as their labour forces spread across the world.

Already this year we have launched Adecco Staffing in New Delhi, India. There is further opportunity to build on our strengths in the other emerging economies of Asia, Eastern Europe and in South America.

We will continue to lobby for responsible and effective legislative change in the European Union. We will continue investment in our world-class Internet capabilities to drive efficiencies across our global branch network, and to offer our Clients the best possible services.

We will work hard to make workers successful in the new world of work by enhancing their ‘income security’ by providing the best training, job placement and career transition advice.

I am confident that the talented people of Adecco can rise to these challenges. The work that they do is becoming even more relevant in ensuring the success of the new global village.

I am immensely grateful to everyone working in Adecco. The last three years have been stimulating but arduous. The company is now in excellent shape to meet future challenges because of everybody’s efforts. Thanks are also due to our loyal Clients. We promise we will do all we can to help each one be successful in a rapidly changing world. Finally, thanks to you our shareholders for your steadfast support.

John Bowmer
Chairman

Today’s marketplace is global and many governments see flexible work as an essential strategy for worldwide competitiveness and social progress.

Rising to the Challenge

Focused upon what it can influence, Adecco demonstrated the ability and determination to succeed. Adecco’s team commitment in 2003 resulted in the Company achieving solid performance in sales increases, cost reductions, operating profit and return on sales throughout the year. Over EUR 100 million reduction in annual operating costs and a second half growth of sales above 30% in the key U.S. market are just some of the demonstrable results. This is notwithstanding new product launches and market development initiatives.

CEO Letter

To our Shareholders, Clients, Colleagues and Associates,

With the signing of our full year 2003 results, we closed a long and difficult chapter in the Company’s history. I am pleased that our accounts were signed by our auditors with no qualification, no restatement of prior year results and with no evidence of material irregularities. I am also incredibly proud that there has been little impact on our underlying performance as a result of recent events. We remain the clear world leader in Staffing and Career Services.

In fact, it is an enormous testament to the resilience of Adecco and the loyalty and dedication of our people that over this period we continued to grow our business with the highest standards of quality and dedication, increasing both our Client base and our sales. We have also used this opportunity to review all our operations and systems in the U.S. and drive process efficiencies as well as strengthening our internal controls. I am confident that we will emerge a stronger company, well prepared to enter the exciting period of further growth anticipated in HR Services.

Strong Operational Performance

Our underlying performance in 2003 was strong, demonstrating the resilience of our business and the ongoing commitment of our Associates across the globe. Our operational highlights include:

•	Net income increased by 26%

•	Strong cash flow generated from operations of EUR 455 million

•	Net debt reduced by EUR 491 million

•	Jobs provided for over 2,300,000 people in 70 territories

In the year we converted the sales decline of 3% for 2002 into 2% growth in 2003 in local currency, with a steady acceleration in sales throughout the year at Adecco Staffing and an encouraging sales turn at Ajilon Professional. Our global presence and differentiated service also enabled us to increase sales from our top 100 major Clients by 13% at constant rates, with these Clients using our services in more than 20 countries on average. We were able to track sales growth and transform this into operating income before amortisation growth across most of our major territories, largely thanks to our competitive cost structure and global network.

In addition, we are currently rolling out a global pricing programme across the Group to enhance our costing procedures and to monitor in detail our gross margin evolution. Gross margin was down 2% in local currency and 9% in Euros in the year largely due to currency mix, change in business mix, lower average permanent placement fees, provisions, workers compensation and SUI in the U.S. and lower temporary staffing margins. This programme is already delivering results with five of the initial eight business units to have adopted this programme delivering a year on year increase in gross margin in 2003. These five units are France, Germany, the UK, Belgium and Spain. As this programme is rolled out across the Group, we anticipate it will have a positive impact on gross margin.

Adecco Staffing

At Adecco Staffing, which represents 89% of Group sales, we reversed a 1% decline in revenues to achieve a 2% increase in 2003 in local currency. With the exception of the second quarter, sales held firm at 3% above last year and we were able to transform moderate sales growth into strong operating income before amortisation growth in most major units. In particular, Benelux, Germany and the Nordics delivered excellent performances, achieving their highest country operating incomes before amortisation ever. We managed to improve operational leverage in most major business units:

•	At Adecco UK we converted our sales growth of 5% into a operating income before amortisation growth of 68% in local currency. This was through an increase in our network by 55 to 345 branches today, giving us increased proximity to our customers and Candidates. This enabled us to capture higher margin transactional business and also to tailor our offer to the fastest growing segments of the industry such as healthcare, education, hotel and catering, technical and engineering and retail.

Clear and bold targets. These are always our business focuses, no matter what the prevailing conditions are in the economic environment.

Almost half of Adecco’s largest Clients employ the services of two or more Adecco Group companies.

Stepping up Productivity

Productivity – as related to the number of placements per employee – rose by over 9% year over year. Adecco is committed to sustain improvements in productivity through leveraging purchasing power and continued investments in IT, including further back-office integration programmes across Divisional business lines.

CEO Letter

•	At Adecco Iberia our strategy of moving up the value chain into higher margin HR services continues to pay off, with a 7% increase in sales converting into a 47% increase in operating income before amortisation in local currency. We have grown outsourcing, permanent placement and training offerings in the year and this has helped to increase our profits in this region, an encouraging sign considering we only started these types of activities three years ago.

•	Adecco France converted flat sales into 23% operating income before amortisation growth in local currency – an important result, as Adecco France represented 52% of Group profits in 2003. We maintained our market share at 32% overall, but in the second half of the year we started to outperform the market. Our 1,556 branches are now connected on the Web to Candidates, Clients and other branches. By the end of 2003 we sourced 16% of new Candidates from the Adecco website and fulfilled 10% of new job mandates with Candidates exchanged on the AdeccoWeb Intranet. This resulted in reduced Client service costs and higher Client satisfaction.

•	Adecco North America reported sales up 4% in local currency, better than the market. This increase was driven not only by sales from existing Clients but also by new Clients. However, operating income before amortisation was down, as our gross margin declined further, largely due to the continued impact of workers’ compensation, SUI and provisions. Our margin improvement programme continues and, as the economy in the U.S. improves, we expect workers’ compensation claims to decrease. Most importantly, we believe our expanding Client base is our best asset for improvement in Adecco North America, allowing us to capture the lion’s share of upside from the economic recovery.

•	Adecco Italy remains one of our major markets, with sales up 5% year on year in local currency. During 2003 we were able to maintain our market share and strong Client base despite a challenging environment. We were particularly pleased with our performance in the permanent placement market, where we grew sales by 56% as labour reforms continue to create further opportunities for us to expand in the non-staffing HR services market. We also delivered a return on sales in excess of 5%, although our gross margin dipped.

•	And as you know deregulation means growth for us, as demonstrated at Adecco Japan where we have increased our sales by 11% and our operating income before amortisation by 17%.

Lee Hecht Harrison Career Services

At Lee Hecht Harrison, our career management business, which represents 1% of Group sales, the year was challenging, with weak demand. This division closed down 11% year on year in local currency. However, we won major new accounts in the financial services, pharmaceuticals, technology and energy sectors but we will only see significant revenue when there is further consolidation in these sectors.

Ajilon Professional

The Ajilon Professional Division represents 10% of the Adecco Group’s revenues. During the year we continued to close the sales gap in all countries, with an improving trend throughout the year particularly in the last quarter. At Ajilon we are now benefiting from the reorganisation we started two years ago and we are confident we will have positive sales growth in 2004.

At Ajilon North America sales decreased by 7%, but operating income before amortisation increased by 15% in local currency. The IT environment remained challenging. During the year we continued to focus on further developing our consulting business, which helped us to offset the impact of declining IT bill rates. We have spent the last two years adjusting our cost base to the weakened business environment, have made significant FTE reductions and consolidated our branch network.

At Ajilon UK sales declined by 2% as bill rates fell due to oversupply in the market and a shortage of IT projects. However, at the operating income before amortisation level we were up 12% in local currency. New contract wins towards the end of 2003 have helped us to gain market share.

Disposal of jobpilot

We decided last year to review strategic alternatives for jobpilot after recognising that a jobsite was more suited to an interactive company than Adecco’s staffing business. In April 2004 we announced the sale of jobpilot to Monster Worldwide Incorporated for EUR 75 million, resulting in a book gain of approximately EUR 20 million for Adecco. The Adecco Group is now focusing on developing AdeccoWeb, its on-line recruitment and placement capability, as an integrated part of its staffing business.

CEO Letter

Committed to our Strategy

Recent events have not distracted us from running our business and we remain committed to our strategy. We are the world’s leading HR Solutions provider with an unrivalled portfolio of services and we stand by our commitment to extend our leadership position by outperforming the market through a combination of organic growth and acquisitions.

We are already number 1 in 9 of the major staffing markets and number one in many of the staffing markets of tomorrow. Our goal is to achieve a market share in excess of 20% in each of the major markets, given the clear connection between market share and profitability.

We reinforced our cost leadership position in 2003, reducing cost as a percentage of sales to 13.9% - its lowest percentage since 1999. During the year we achieved a like-for-like cost reduction excluding currency of EUR 134 million, compared with our target of EUR 100 million for the year. This was achieved through the global deployment of four centralising initiatives: the micro management of our loss-making branches, the deployment of our purchasing programme, the rollout of our IT platform, and the implementation of our compensation policy based on profit growth.

We continue to segment our markets by industry to attract more qualified Candidates and continuously evolve our service to focus on more comprehensive HR solutions. Our aim is to be the supplier of choice and our success in achieving this is reflected in the fact that we have 91 of the Global Fortune 100 companies as Clients.

Being an employer of choice is also a major priority for us since in our industry people are the key asset as they manage the Client relationship and deliver the service. Recent events showed the importance of having the best people and their commitment and dedication throughout this time demonstrates the strength of our corporate culture.

Management Changes

The Board of Directors accepted the resignations of Felix Weber and Julio Arrieta from their respective roles as Group CFO and CEO of Adecco Staffing North America.

In April we announced the appointment of Jim Fredholm as Group Chief Financial Officer, joining Adecco from Deutsche Post World Net where he served for seven years, most recently as Managing Director of the STAR programme, the company’s group wide value creation programme and as Global Integration Officer of DHL. We believe Jim’s strong background in accounting, finance and controls acquired in several large global services companies will be invaluable in helping us to emerge from recent events a stronger company.

Ray Roe, former CEO of Ajilon, has been appointed President of the Adecco Group North America, with a primary focus of maintaining Adecco’s leadership position in this market. Ray successfully restructured Ajilon and made a major operating income before amortisation to the redesign of Lee Hecht Harrison. We have also appointed Peter Alcide as CFO North America following ten years as CFO of Lee Hecht Harrison. Alwin Brunner has been appointed Chief Information Officer for North America to lead our strategic, long term IT initiatives. He previously ran our worldwide IT data centre and led our Peoplesoft development team. Finally, we appointed Christophe Jeusse as VP of Finance and Operations, Adecco Staffing North America, to strengthen our internal controls and ensure they are Sarbanes-Oxley compliant. Christophe was previously CFO of worldwide IT at Adecco.

CEO Letter

Our Social Commitment

Adecco prides itself on being an employer of choice and a responsible and valuable contributor to the societies and economies in which it operates. We are focused on drawing from our experiences as a leading provider of employment services to positively develop the labour market. In particular, we are working hard to develop and implement initiatives whereby work can be made more accessible for a number of disadvantaged groups in society.

2003 was identified as The European Year of People with Disabilities and, in addition to our ongoing projects to help the disadvantaged, we implemented a number of initiatives to tackle the alienation of disabled people in the year. We beat our target of placing at least 7,000 people with disabilities into the labour market in the year by 1,800. We also developed a concept design for our branches to ensure that these are accessible for disabled people and in the year this design has been implemented in about 50 new European Adecco branches.

In May last year, Adecco Belgium created the fifth Adecco Foundation in Europe, alongside those in Germany, Spain, Italy and France. The Belgium Foundation focuses principally on young people aged 18-25 who have difficulties entering the labour market due to job skills shortages.

Drivers of Growth

With our comprehensive global network, we are ideally placed to benefit from the economic recovery. In addition, large companies around the world are increasingly looking for integrated global workforce management solutions. These companies expect to find the same service quality wherever they operate in the world. Again, our global network and our broad range of HR services make us the right choice. Governments are also beginning to understand that the efficiency of their labour market is a key driver for economic growth in a global economy. We continue to demonstrate our ability to adapt quickly to labour regulation changes, making us the first to benefit from this trend. Lastly, our success in anticipating EU enlargement means that we are already number one in the most important Eastern European countries. We plan to be active in all of the ten new member states by the end of this year.

Outlook for 2004

Demand for temporary staffing is already accelerating and we expect it to further strengthen later in 2004. In the short term, we expect some margin pressure resulting from competitive pricing as well as a change in business mix with a decrease in sales of the LHH Career Services Division. Furthermore, profitability will be impacted by the significant non-recurring costs related to the audit delay during 2004. However, we remain confident about the medium term profitability outlook and expects gross margins to be positively impacted by the increase in the number of permanent placements, the recovery of the professional staffing sector, particularly in IT, and the accelerated growth in deregulated countries with higher margins. Furthermore, the Company’s lower cost base and higher productivity will result in a high conversion of top line sales growth into bottom line profitability.

Lastly, I would like to extend my thanks to my 28,000 Colleagues and the hundreds of thousands of Associates who represent Adecco in workplaces across the globe for their ongoing commitment to the Group and their unwavering enthusiasm. Equally, I would like to thank our Clients and shareholders for their continued support and commitment to the Group, particularly through the last few difficult months. We remain committed to delivering excellent service and outstanding shareholder returns.

Jérôme Caille Chief Executive Officer

Across the globe, thousands of corporations want flexible human resources and millions of people want flexible work.

Pushing Boundaries

As the world economy globalises, the Adecco Group has continued to invest where growth opportunities arise in emerging countries and regions. Not least in Eastern European countries, such as Czech Republic, Slovakia, Poland, Hungary, Lithuania, Latvia and Estonia, all of which have joined the EU in May 2004.

Privatisation programmes and international investment in manufacturing and services have created a dynamic environment and the Adecco Staffing network in the region expanded by 18 offices in 2003, making a total of 52. Adecco partners pioneering businesses with a range of services such as; assessing local labour potential before location decisions are made; workforce start-up programmes for Clients establishing their business; as well as outsourced HR services and mainstream temporary and permanent recruitment.

Global Trends

Emerging Opportunities

Evolving macro-economic, social and political trends are stimulating a ‘changing world of work’ - creating an environment in which the role of HR service providers is growing ever greater, as new opportunities emerge to deliver success for Candidates, Associates and Clients.

Trend 1: Globalising Business

Local reach

“There are around 63,000 transnational corporations, up from 7,000 in 1975.”

World Investment Report 2001 (United Nations Conference on Trade and Development)

“Working for international companies is highly desirable, particularly amongst young workers. In a pan-European survey of 2,000 young workers, 32% wanted to work for ‘international’ companies.”

Lab’Ho (Adecco Group) study on Youth Expectations 2003

The Adecco Group answer

Businesses continue to expand their global reach and HR strategies. Adecco’s global network can deliver local execution across a broad spectrum of HR services, a truly ‘glocal’ offering.

Trend 2: Age of Integration

The maturing workforce

“In the Developed World, the aging rate (the percentage of the population over 65) is rising at a breathtaking clip. At the dawn of this century, Japan’s aging rate stood at 17%, followed by Western Europe 17%, with the U.S. at 13%. By 2020, those numbers will rise to Japan, 26%, Western Europe, 24%, and the U.S., 20%, meaning from a fifth to a quarter of the Developed World population will be over 65.”

Richard Heller, Chief Correspondent for Forbes Global

Published www.thehrportal.com

“The temporary staffing industry must also assert itself in the field of training and reintegration of certain workers, particularly older people, which is a vital factor for improved flexibility in the job market. Indeed, the prospect of increasingly scarce labour will be accompanied by a change in companies’ requirements, in terms of qualifications as well as skills. In a society in which career paths are, and will be, less and less linear, in which mobility and multi-disciplinary skills are valued and in which permanent contracts are no longer entirely the norm in recruitment, temporary employment agencies will have their part to play as a strategic interface between an increasingly rare and demanding supply of workers and an ever more pressing and targeted demand for workers.”

Carole Deneuve: Economist at the Centre d’Observation Economique, COE (French Centre for Economic Observation and the Paris Chamber of Commerce and Industry) Published www.thehrportal.com

“The percentage of people aged 55-64 engaged in work rose from 35.8% in 1994 to 39.8% in 2002 – Sweden has the most at 68.3%.”

Eurostat 2002

The Adecco Group answer

With one eye on the future, Adecco is piloting a range of initiatives to encourage the reintegration of mature people into the workforce. The average age of Adecco Associates may be in the mid twenties, but demand for mature workers is forecast to grow as ‘baby boomers’ continue to age, birth rates remain low and job creation expands strongly.

- Labour Mobility - Aging Population - Webified Work

Trend 3: Work Life Balance

Shaping the way we work

•	54% of Italian female workers would consider choosing temporary work when returning to employment after a career break, after bringing up a family for instance.

•	54% turned to a temporary employment agency specifically because it was a fast and suitable route to return to work; 18% to be able to combine work and family; 13% to receive a specific vocational training and 12% to ‘try out’ their own abilities and skills.

‘Women and the labour market’: Commissioned by Adecco Italy

Published www.thehrportal.com

A range of improvements to employees’ rights came into force in the UK on 6 April 2003 under the Employment Act 2002. In particular, the Act introduces the right to request flexible working conditions.

The Adecco Group answer

Live to work or work to live? In many countries, attitudes to work life balance are changing along with the structure of the workforce, with for example, greater female participation and a requirement for flexible arrangements to ensure family commitments can be met. The Adecco Group is in step with the work life balance aspiration – shaping job opportunities to create the right ‘fit’.

Trend 4: Going Mobile

Migration flows of people, business and jobs

Labour Mobility:

“The number of people living and working outside their country of origin doubled between 1975 and 2000, to a total of 275 million.”

International Labour Organization for Standards and Principles estimate July 2003

Employment in Indian IT Sector

Corporate Mobility:

The growth in Business Process Outsourcing (BPO) with movement of manufacturing and services, shows little sign of abating on national and international levels – combining the right people, processes, and technologies to enable companies to gain maximum efficiency and achieve competitive advantage.

The Adecco Group answer

We are in an age of ever increasing international mobility for labour and businesses. Adecco is keeping in step to meet changing individual and corporate needs - integrating people on the move into work and satisfying the labour needs of the ‘moving’ business through its global network.

Trend 5: The ‘Net’ Effect

On line operations become integral

The Adecco Group answer

Internet access and usage is still growing apace - the Adecco Group is harnessing the net potential to improve operating efficiency, innovate and expand services for Clients and Associates.

Trend 6: Flexible Workforce

Becoming a permanent strategy

“Of course, the variation in the temporary workforce is still in line with the major economic trends, but it also seems to come within a broader strategy of seeking flexibility in the operation of the productive fabric.

The transformation of the economic and financial environment, marked by the globalisation of markets, the logic of subcontracting, just-in-time management and the rationalisation and optimisation of the production tool, is forcing companies to constantly adjust their production factors, and more particularly the labour input. This movement has been amplified by the emergence of new constraints in terms of the organisation of working time linked to the implementation of the 35-hour week (annualisation, overtime, etc.), increasing the need for rapid adjustments in how companies operate. In this sense, temporary work meets this need.

As service providers, these ‘recruitment professionals’ fit into the logic of productivity that companies are looking for. These major structural changes doubtless explain why the temporary workforce has a certain resistance that goes beyond the ups and downs in the economy.”

Carole Deneuve: Economist at the Centre d’Observation Economique, COE (French Centre for Economic Observation and the Paris Chamber of Commerce and Industry)

Published www.thehrportal.com

The Adecco Group answer

The Adecco HR Portal (www.theHRportal.com), launched in 2003, is a knowledge bank about the latest developments and trends in the Human Resource industry.

- Work Life Balance - Need for Flexibility - New Legislation -

Leadership through Technology

In 2003, the Adecco Group maintained the momentum of investment in technology. This remains driven by the aims of improving the quality and range of services to Clients and Associates and also ensuring that the business operates from the lowest comparable cost base in the industry.

AdeccoWeb

A prime example is the continued rollout of the AdeccoWeb platform. AdeccoWeb increases the speed and reach of Candidate or assignment searches. It is based upon a central database, accessible via the Web by Colleagues, Clients and Candidates at various levels.

The potential of AdeccoWeb to enhance Client and Candidate service and business operations, is reflected by several key indicators in 2003: for example, around 390,000 Candidates were received via the Internet. Moreover, a considerable proportion of contracts were made with Candidates exchanged between branches via the Internet, amounting to 28% in Spain, 17% in Italy and 11% in France. In Italy, over 5% of Associate contracts were derived from Candidates originating via the Internet.

AdeccoClub

In the USA, AdeccoClub, a Web-based staffing solution that automates transactions between Clients and Adecco, was successfully implemented with more than 1,500 Clients by the end of 2003. Using this robust tool, Clients place orders, approve time, view invoices and access reports. This empowers Clients to manage their flexible workforce effectively and efficiently. Automated Client satisfaction surveys ensure up-to-date feedback is used to drive customer service enhancements. AdeccoClub is unique amongst similar staffing e-commerce products in that a Client can pick and choose individual elements or use the entire package.

Xpert Online

Adecco, with its Xpert ‘Can do, Will do, Will fit’ methodology, established its lead in the testing and assessment of Candidates in the late 1990s. The Xpert Online Assessment and e-learning tool was launched in 2001 and rolled out to 6 markets in 2002 and a further 20 markets in 2003. This took Adecco’s leadership to a new level. Xpert Online transactions doubled by the end of 2003 to over 2 million and it has become the highest used Web application in the Adecco Group.

Xpert Online gives online capability to administer assessments and training sessions to applicants anywhere via the Web whilst recognising psychometric best practice. Session results are held in one central database making it easier for Colleagues to share the information and integrate with country field systems and AdeccoWeb. Xpert Online demonstrates how technology can combine the benefits of enhanced and new Candidate, Associate and Client services with cost savings and productivity gains. For example, in countries where it has been deployed, the number of applicants evaluated has significantly increased and on average it reduces by one hour the time in branch spent by each Candidate. It also saves up to two hours for Candidates not hired at the recruiting stage.

Connected

Fifteen more country business units went live with the AdeccoWeb platform in 2003, making 18 in total. This moves the business further toward the ABC goal – All Branches Connected to Companies and Candidates. The number of CVs online doubled to over 6 million. The sharing of Candidate information amongst branches means better, faster matching whereas the sharing of Client information between branches means more multi-service development opportunities and improved co-ordination of services to multi-site Clients. Plus there is the ease, speed and consistency of analysis and control for Colleagues, Candidates and Clients. It’s Bricks, Clicks and People.

Adecco Staffing Division

Personal and Corporate Flexibility, Efficiency and Productivity

Mission

To be the leading, most efficient provider of administrative, service, technical and industrial staff in the world; offering Clients flexible staffing solutions that build efficiency and productivity and providing Associates with rewarding temporary assignments or careers.

Strategic Objective

Consolidate the No.1 position in the world through growth beyond the market and provision of staff-related services.

Reach 20% market share in all key markets.

Products and Services

Client Sectors:

Global industries in transition, including automotive, banking, electronics, logistics and telecommunications, as well as local customers of all sizes and sectors looking for flexible staffing solutions.

Temporary Recruitment

Temporary to Permanent Recruitment

Permanent Recruitment

Staff-related Services

Associate Services:

The Adecco Staffing Division’s core offering is fast and efficient placement of Associates in temporary assignments, ensuring they are fairly paid and their rights are protected. A significant proportion of Associates go from temporary to permanent status with Client firms. Other Associates choose multiple assignments and benefit from tailored training and career advice, improving their long-term employability and establishing Adecco as their employer of choice. A number of Candidates first and foremost seek a permanent position through the Adecco Staffing Division.

Client Services:

Central to the Adecco Staffing Division is its ability to deliver a just-in-time, just-in-skills service, providing a fast response to Clients’ business fluctuations or skill shortages. Increasingly, Adecco Staffing Services’ partnership with Clients extends to anticipating and planning workforce needs, reflecting production cycles and workflows. This can develop into multi-site and global servicing.

Resources and Places

Europe, Middle East, Africa, Asia Pacific, North and South America.

In France Adecco operates Adecco and Adia branch networks.

22,989 Colleagues

5,226 branches

70 operating territories.

Market Position and Dynamics

The Adecco Staffing Division is No. 1 or No. 2 in 12 of the world’s top 13 staffing markets that account for 85% of industry revenues.

FLEXIBLE ADVANTAGE

Adecco UK and Cisco Systems

In 2002 Cisco Systems, one of the worldwide leaders in networking for the Internet, chose Adecco UK as the ‘on-site’ UK and Ireland Service Provider on a managed agency contract basis. Adecco provides a one-stop shop for managing the entire temporary workforce, providing fully outsourced HR contingency solutions.

Adecco’s ‘on-site’ office is branded ‘Resource Direct’ and provides management with HR services for over 100 Adecco Associates in medium- to high-level salaried positions. All Associate contracts provide for the same rights as permanent employees and they benefit from having one point of contact for annual appraisals, health and welfare issues and career development opportunities.

Resource Direct services include implementation of a preferred supplier list to ensure all roles across diverse job categories are filled quickly and efficiently. Half of the workforce is made up of job categories within Adecco’s core competency area, with the remaining being specialist roles ranging from Financial Analysts to PR Managers. Of the specialist roles, 93% are fulfilled through the Adecco ‘on-site’ Resource Direct office with the support of the Adecco branch network and other Adecco Group business Divisions, including Adecco Sales and Marketing Recruitment, Ajilon Finance and Computer People.

Stuart Logan, HR Manager at Cisco: “The partnership with Adecco has worked exceptionally well in the first year and we are looking forward to growing the relationship and business in 2004.”

Personalised support. Training programmes. Skill development. Adecco provides its Associates with the tools to develop their careers.

Ready for the Future

Irrespective of economic conditions, Adecco is ready for the future and ideally placed to play the leading role. Recent responsible de-regulation in Germany, Japan, Italy, Poland and the EU expansion in 2004 creates a more favourable environment for business development and the HR solutions industry as a whole. The aging populations of developed nations point to a future labour shortage and strong demand for the services of the Adecco Group. With network capacity and cost leadership, Adecco can benefit disproportionately from any upturn, aided by the broadest range of services and technology leadership.

Ajilon Professional Division

Attract and Retain Specialised Talent

Mission

To be the world leader in providing highly qualified specialised, professional staff - temporary, permanent and contractors - and become a top-ten consulting solutions company.

Strategic Objective

To become the No.1 specialised staffing and managed services company in the world.

Products and Services

Professional Staffing:

Highly qualified specialised temporary (including independent contractors and interim executives) and permanent placement focused primarily on the information technology, finance and accounting, legal, high-end administrative, telecom, sales and marketing and engineering market segments. Ajilon’s staffing companies connect specialised professionals with Clients who demand top-tier talent and expertise.

Managed Services:

Under Managed Services, Ajilon provides Customers with solutions, which include specialised staffing and the expertise of mainly full-time hired employees. Ajilon’s Managed Services group takes responsibility for the recruitment, motivation and training of these highly qualified professionals. Ajilon’s Managed Services group also develop, implement and manage projects for Customers, taking full or part responsibility for the end result and maintenance of the projects. This group is focused primarily upon serving information technology managed staffing and services, communications managed staffing, engineering and sales and marketing segments.

Note: the Ajilon Professional Division operates primarily under the Ajilon brand name worldwide. In selected markets, the Division’s businesses also includes Computer People, Office Angels, Roevin and Icon.

Resources and Places

3,400 Colleagues

450 offices

16 countries

North America, Europe, Australia

27,000 Associates placed daily

Almost 10,000 Clients served daily

Market Positions and Dynamics

Professional Staffing:

Market ranking: No. 3 worldwide.

Market size 2005: EUR 125 billion (Adecco estimate).

Annual segment growth rate: 10-15% (Adecco estimate).

The competition for talent will continue to increase in both permanent and temporary segments. Increasingly, professionals are taking charge of their careers and short-term or temporary assignments will become increasingly accepted as the ‘norm’.

Managed Services:

Market ranking: top ten in IT and Telecom markets. Market Size 2005: EUR 315 billion (Adecco estimate). Annual segment growth rate: 5-10% (Adecco estimate).

Recruiting, motivating and managing people is increasingly recognised as a specialist function, that in many cases is best outsourced while business owners focus upon their own core competencies.

Unique staffing solutions to niche assignments

It is difficult enough finding top legal talent in North America, yet one large ‘Am Law 200’ law firm with offices throughout the east coast of America recently faced the additional challenge of requiring legal professionals fluent in German. The firm needed contract attorneys to review and analyse German-language documents in connection with an extremely large pharmaceutical product liability case. The firm turned to Ajilon Legal. Within a few days, Ajilon Legal had recruited, interviewed and checked the references of a number of qualified German-speaking candidates. These contract attorneys worked in Boston, Philadelphia, Washington D.C. and Pittsburgh for the entire length of this assignment. Plus, Ajilon Legal devised a ‘productivity bonus’ plan in order to ensure maximum productivity from the contract attorneys. Under this plan, contractors would receive a monthly percentage of their pay as a bonus based on the average number of hours they worked over the month.

In the top 13 markets that account for 85% of the world staffing business, Adecco is the N°1 company in 9 and N°2 in 3.

Building Value

In 2003 support increased for activities that ‘put something back’ into the community. The focal point of Adecco’s contributions is the integration of disadvantaged people into the workforce. For example, the Adecco Group exceeded its target for job placements as part of its commitment to EYPD2003

(The European Year of People with Disabilities). Adecco S.A. is now listed on the socially responsible investment indexes, namely the FTSE4 Good Europe Index and FTSE4 Good Global Index. Also in 2003, Adecco S.A. became the first global HR services company to participate in the UN Global Compact.

Lee Hecht Harrison Career Services Division

Leaders in Career Management

Mission

To be the global performance leader in career and leadership consulting, maximising organisational and individual success through services that connect people to work, increase career effectiveness and develop superior leaders.

Strategic Objective

To develop and deliver the most effective outplacement, leadership development/executive coaching and career development services to customers.

Products and Services

Industry Recognition:

The Association of Career Management Firms International, the industry’s only trade association, honoured Lee Hecht Harrison with five of their six 2003 Quality of Excellence Awards: Best Overall Group Outplacement Project, Best Overall Individual Case Study, the Award for Effectiveness, the Award for Creativity and the Award for Originality.

The services of Division flagship Lee Hecht Harrison ‘round-out’ the ‘employment cycle’ within the Adecco Group, delivering global cutting-edge services in career and leadership consulting, outplacement, executive coaching and career development. Established in 1974, Lee Hecht Harrison’s experience includes helping organisations of all sizes effectively manage change, restructuring and internal career mobility.

Personalised Services as Unique as the Client’s Signature:

Lee Hecht Harrison launched its premier Signature Service™, focused upon supporting the most senior level executives in their transition to new opportunities through providing customised tools, expertise, resources and business connections. Each Signature Service™ Client has a dedicated team of seasoned professionals committed to meet their unique needs.

Leadership at the Core and on the Edge: A New Framework

Leadership Consulting Services must constantly be attuned with the fast changing global business environment. Following a research project with 100 C-level executives from multinational Fortune 500 companies in 2003, Lee Hecht Harrison introduced its ‘Core and Edge’ Leadership report and framework. This report outlines the paradoxical behaviours that leaders at every level must develop, as well as the agility needed to select behaviours based upon what is required in any given situation to drive business results.

Lee Hecht Harrison Consumer Services

Resume.com, ExecuPlanet and CareerCoach from Lee Hecht Harrison offer a wide range of career services that are delivered directly to individual consumers of all professional levels and backgrounds.

Resources and Places

Over 180 office locations worldwide, with at least 50 active Career Resource Centres at any given time as required. More than 2,000 full and part-time employees worldwide.

Market Position and Dynamics

Industry information indicates a global outplacement business at approximately U.S. $2.5 billion. In an industry populated primarily by local and regional players, Lee Hecht Harrison is one of the three largest and truly global career services organisations.

Georgia-Pacific Corp.

When Georgia-Pacific Corp. wanted to partner with a firm to help them manage career transition services, they chose Lee Hecht Harrison. Lee Hecht Harrison has helped design, plan, implement and manage career transition services for the divestitures and acquisitions of the company.

Over the years, Lee Hecht Harrison has worked with Georgia-Pacific Corp. employees at approximately 175 locations across the U.S., delivering orientations, training and career services.

According to Pat Barnard, EVP of Human Resources, “We have valued our relationship with Lee Hecht Harrison over all these years. They continually exceeded our expectations in quality, flexibility and responsiveness.”

Adecco connects more people to more jobs than any other company in the world, everyday.

Total HR Solution

With a global reach across 70 territories, the Adecco Group is the ‘total employment services company’, present in all chains of the labour market. The ‘service ladder’ encompasses temporary workforce, managed services, vendor management, outplacement, workforce transition, career services and HR business services. In 2003, the Adecco Group enhanced further its large account management capability with new Client specific cross-functional and cross-divisional teams and systems, so that large global Clients can easily access a range of services. From a worker perspective, the Adecco Group’s spectrum of services can support individuals through the challenges of sustaining employability throughout the career lifecycle.

Global Initiatives

Customised Global Solutions

In mid-2003, the Adecco Group developed its Global Account Management function to create a HR Global Solutions Department. This is comprised of multi-functional and geographical experts, dedicated to leveraging Group services to deliver customised solutions for major international Clients.

This approach enables Adecco to be increasingly responsive and adaptive to emerging trends in customer demand, such as support in the outsourcing of the recruitment process, relocation of HR operations and redeployment of staff.

For example, Adecco extended its relationship with a leading automobile manufacturer to include responsibility for all internal and external recruitment activity across Europe. This includes provision of the IT platform, a tailor-made team of recruitment consultants and utilisation of the Adecco Group office network and business lines. This is in line with the Client’s intent to focus upon its core competencies and maximise the efficiency and effectiveness of the recruitment process.

In 2003, the Adecco Group also supported a global information technology Client relocate part of its HR support services from the UK to Eastern Europe, without any disruptions to this Client’s HR functional operations. In addition, across many industry sectors, especially IT and telecommunications, Adecco created Client specific solutions to assist in the deployment of staff impacted by major business change. Such solutions revolve around strategic mid-and long-term HR planning consultancy, allied to front-line services, such as testing and assessment and career management programmes.

Global Education

While technology is vital to its success, the Adecco Group is largely dependant upon its employees’ knowledge, skills and motivation. In recognition of this, in 2003 Adecco partnered with the internationally renowned IMD business school, to develop the first Adecco Corporate University programme, for rollout in April 2004.

IMD, located in Lausanne, Switzerland, is according to the Financial Times and Business Week rankings, one of the world’s top 10 business schools. Through the partnership with IMD, the Adecco Group gains full access to the business school’s resources, including its international network and world-renowned Faculty. At an international level, the University programme has two streams – Top Management and International Executive Development. In addition, some countries have been running an Adecco National University programme for several years. This is being developed and implemented as a national training programme across Adecco. This programme has been devised to enhance knowledge sharing and develop the leadership and management skills of branch workers.

The programme is designed to support the development of ambitious and innovative leaders, with a strong international outlook. It will also align Colleagues with the Adecco Group strategy, enhance skills training and build the Adecco Group culture – ‘the Adecco Way’.

Best Practice in Pricing and Purchasing

A realistic and transparent approach to pricing is a core competency of any service provider, providing a basis for business profitability and sound Client relationships. In 2003, to strengthen a best practice approach to pricing across its network, Adecco Staffing began a Global Pricing initiative in its top 8 markets, which account for 80% of revenues.

Pricing Work Groups, comprised of key managers, were formed in each market with the goals of developing and cascading best practice pricing tools and guidelines. This initiative underpinned margin improvement in 5 out of 8 markets in 2003.

Breakthroughs were also made with the successful introduction of the Adecco Purchasing Programme to USA and UK, following a pilot in Spain during 2000 and the subsequent roll out across the majority of Europe in the intervening period. Professional purchasing standards, governing the establishment and management of supplier relationships, underpin the programme that has realised significant savings on a global basis.

The Adecco Group has a unique scope that addresses the evolving needs of individuals and companies in a fast-changing world with comprehensive HR solutions.

Innovation in Action

Vital to competitive differentiation, Adecco is ‘alive with innovation’. To tackle the biggest ‘must win’ battles, ten cross-functional, global innovation groups were formed in 2003 with a remit to ensure mould-breaking solutions are leveraged rapidly across the businesses. Evidence of innovation is widespread. For the second consecutive year, Adecco Staffing in the U.S. was cited as the industry leader in the annual U.S. InformationWeek 500 awards. Adecco’s spot at No.18 overall is recognition that the company deploys pioneering technologies in e-business, recruiting and staff management initiatives for its Clients. Lee Hecht Harrison won an ACE award for its innovative lhh.com Website from the International Association of Business Communications.

When it comes to all three strategic areas - People, Bricks and Clicks - no other player in the industry has established as much depth as Adecco.

Socially Committed

Integrating People

Adecco’s commitment to make a valuable contribution to the societies and economies in which it operates, has become an even greater part of the fabric of the organisation, with several key new initiatives and widespread participation by Colleagues across the globe.

Notably, in Q3 Adecco became the first major HR services company to participate in the United Nations Global Compact. This is an international initiative to bring companies together with UN agencies, labour and civil organisations to support nine principles in the areas of human rights, work and the environment. Through the power of collective action, the Global Compact seeks to advance responsible corporate citizenship so that business can be part of the solution to the challenges of globalisation. In this way, the private sector – in partnership with other socially committed organisations – can help realise the UN Secretary-General’s vision of a more sustainable and inclusive global economy.

A Focused Contribution

The focal point of Adecco’s contribution is to integrate people, particularly the disadvantaged, into the workforce. Adecco helps provide the specific support and opportunities they need as well as lead the debate for an open, accessible labour market. Thus the potential of disadvantaged groups is both realised and valued.

Adecco’s efforts are in line with the OECD Employment Outlook 2003 “Towards More and Better Jobs” report that concluded, “some groups, such as older workers, women, lone parents, people with disabilities, immigrants and the disadvantaged youth are already under represented in employment and mobilising them into jobs should now be a key policy objective for OECD countries, because this serves both economic and social goals.”

Working for the Disabled

During the EYPD2003 (The European Year of People with Disabilities) Adecco exceeded its target for placing people with disabilities into the labour market. With a target of 7,000, over 8,800 disabled people found employment through Adecco. In France – the lead market in this initiative – 67% of those placed found temporary jobs and 33% permanent jobs.

In Germany, Adecco sponsored and helped manage the first “International Paralympic Day”, providing volunteers for the event, which was inaugurated by its patron, Chancellor Gerhard Schröder. Adecco Austria was recognised in the ‘Homer 2003’ awards receiving an honorable certificate in recognition of their measures to help disabled people.

In the Czech Republic, around 80 Adecco Colleagues volunteered their time to participate in the “Run for the Umbrella” sports and social event where people make charity bets and run in sponsored races to raise money for a national centre that helps physically challenged people come to terms with their situation, gain a greater degree of independence and reintegrate into work and society.

Adecco USA partners with a variety of organisations that focus on issues relating to the disabled in the workplace. In 2003, Adecco supported a conference called “Bridges to Employment: Exploring Options for U.S. Latinos with Disabilities.” At this forum, more than 200 disability rights specialists, service providers and government and business leaders came together to explore opportunities for the disabled among the Latino population, which has grown into the largest minority in the U.S Also in 2003, the USA National Business and Disability Council (NBDC) recognised Adecco for donating office space in New York City, so that NBDC staff members might have a place to counsel and assist disabled people in their job search.

Socially Committed

New Foundation

In May 2003, Adecco Belgium created the fifth Adecco Foundation in Europe, alongside those already in existence in Germany, Spain, Italy and France. The Belgian Foundation focuses principally on young people - aged 18-25 years old - who have difficulty entering the labour market due to job shortages. Through training courses supported by Adecco Colleagues, the Foundation assists young people to increase their employability and also identify suitable job opportunities through the Adecco branch network.

Youth Action

Lee Hecht Harrison and Adecco support “Jobs for America’s Graduates” (JAG), America’s most successful school-to-career transition and dropout prevention program for at-risk youth. Active in 1,000 schools, JAG gets results: 90% of JAG students graduate each year and of these, 80% are in a job or enrolled in post-secondary education within nine months of graduation.

In addition to Adecco Career Services’ and Adecco Staffing’s financial support of JAG, LHH Career Services CEO Steve Harrison and Adecco Group North America CEO Ray Roe serve on JAG’s Board of Directors. Adecco representatives also provide training to JAG job specialists and place JAG graduates in temporary and full-time positions.

Encouraging Diversity

Adecco embraces the fact that the concept of diversity has grown beyond race and ethnicity to include all generations, people with every kind of disability and cultures from all over the world. In 2003, Adecco USA launched “Dimensions”, a programme to educate internal and external constituencies about the value of a diverse workforce and to recruit and retain a workforce reflecting the diversity of the communities where Adecco does business. The programme develops alliances with vendors owned by minorities and/or women and in addition, with community organisations that cater to diverse populations.

In France, Adecco and Adia have continued to play a leading role in the “Equal Latitude”, an education project designed to prevent discrimination in the workplace, supported by the EU, the French Government and relevant national organisations. By the end of 2003, over 250 Adecco Colleagues were trained to attain a qualification on prevention of discrimination, acting as experts to pro-actively educate Clients, Associates and Colleagues on best practice. Similarly, Adia began the rollout of its affirmative action programme, commencing with training of its own prevention of discrimination experts.

Former Athletes Development Programme

In 2003 the Adecco “Athletes Programme”, launched in 1999, encompassed Italy, Spain, Norway, Sweden and Denmark. Adecco Group businesses supported over the 700 ex-athletes with career counselling, training and job search and placement. Many of these people were unheralded yet committed athletes who never quite reached the top international level. The programme has been expanded and now also supports athletes still competing, so that the transition from ‘competitor’ to ‘worker’ can be as seamless as possible.

In recognition of its social commitment, the Adecco Group was ranked 4th in the Swiss Market Index (SMI) Sustainability Report 2003. The Report is a comparative analysis of the sustainable business practices of the 25 SMI corporations including businesses such as ABB, Credit Suisse, Givaudan, Holcim, Nestlé, Novartis, UBS and Swatch. The study focused upon efforts to resolve social problems and was managed by Centre Info SA, founding member of SiRi (Sustainable Investment Research International Ltd.).

And finally, to spread the word about Adecco’s contribution to Corporate Social Responsibility a regular Newsletter, “The Way We Work” has been launched and is downloadable from the Adecco corporate website.

We are proud to say Adecco favours access to the labour market to people with disabilities .

Chairman’s Award

Chairman’s Award Winners

Above all, it is people who make the difference in the Adecco Group, through their day-to-day actions at local level, throughout the network. Colleagues strive to combine excellent professional performance, commitment to Adecco values and service to their communities. Each year, Colleagues who make outstanding contributions on all three fronts are recognised in the Chairman’s Awards and in 2003, the six Awards winners chosen, were:

•	Ellen Querengesser: Senior Business Developer, Ajilon, Canada

•	Chantal Hélène: Branch Manager, Adecco, France

•	Colleen Matthews: Shared Services Manager, Adecco, Australia

•	Lynne Ng Ling Chee: General Manager, Adecco, Singapore

•	Angela Kennedy: Head of Account Receivable, Adecco, UK

•	Sharon Winston: Senior Vice President, Lee Hecht Harrison, USA

The Chairman’s Award Criteria

Outstanding Performance:

Consistently producing excellent business results, through bringing innovation, creativity, and new ideas to developing and growing the Adecco Group’s business.

Commitment to Values:

Consistently exhibiting the following the Adecco Group values at work:

1. Customer Focus

2. Empowerment/Entrepreneurial Behaviour

3. Innovation and Creativity

4. Results Oriented

5. Open Communication & Teamwork

6. Honesty & Integrity

7. Social Responsibility & Good Citizenship

Community Involvement:

Conforming to the Adecco Group values in their personal life. This may be donating personal time to a charity or programme that supports in some way youth, seniors, minorities, the underprivileged, disabled, unemployed or other groups in need.

Directors, Management and Auditors

Board of Directors

John Bowmer[1,2]	Chairman (Executive Chairman since January 15, 2004)
Miguel Alfageme
Philippe Foriel-Destezet[1,2]
Christian Jacobs[2]
Philippe Marcel
Conrad Meyer[1]
Yves Perben[2]
Andreas Schmid[1]
Ernst Tanner[2]

[1] Member of the Audit & Finance Committee (Chairman: Conrad Meyer)

[2] Member of the Nomination & Compensation Committee (Chairman: Yves Perben)

Senior Management (as of June 1st,2004)

Jérôme Caille	CEO Adecco Group
Andrés Cano	CFO ad interim from January 12th, till June 1st, 2004
Jim Fredholm	CFO as of June 1st, 2004
Ray Roe	CEO Ajilon Professional Division and Zone Manager Adecco Group North America
Steve Harrison	CEO LHH Career Services Division and Group Chief HR Officer
Luis Sánchez de León	Chief Sales, Marketing and Business Development Officer & President HR Support Services Division

Senior Corporate Executives

Hans R. Brütsch	Corporate Secretary
Jérôme Caille*	CEO Adecco Group
Andrés Cano*	CFO ad interim from January 12th, till June 1st, 2004
Enrique de la Rubia*	Chief Legislative, Public Affairs & CSR Officer
Patrick Dobler	Treasury
Mark Du Ree*	Adecco Group Asia Pacific Zone Manager
Mark Eaton	Investor Relations, Mergers & Acquisitions
Jim Fredholm*	CFO as of June 1st, 2004
Raymund Gerardu	Tax
Franco Gianera*	Chief Information Officer
Steve Harrison*	CEO LHH Career Services Division and Group Chief HR Officer
Tundé Johnson*	General Counsel ad interim (as of March 12th, 2004)
Richard MacMillan*	Adecco United Kingdom & Republic of Ireland Zone Manager
Sergio Picarelli*	Adecco Central Europe Zone Manager
Gilles Quinnez*	Adecco France & North Africa Zone Manager
Helena Rasetti	Investor Relations
Ray Roe*	CEO Ajilon Professional Division and Zone Manager Adecco Group North America
Enrique Sánchez*	Adecco Iberia & Latin America Zone Manager
Luis Sánchez de León*	Chief Sales, Marketing and Business Development Officer & President HR Support Services Division
Michel Tcheng	Chief of Internal Audit
François Vassard*	Chief Marketing & Communication Officer
Carlos Viladrich	Director Corporate Training

* Members of the Group Executive Management team

Managers of the 15 major Business Units

Gilles Quinnez*	Adecco France
Ray Roe*	Adecco USA
Jean-Louis Joly	Adia France
Mark Du Ree*	Adecco Japan
Carlo Scatturin	Adecco Italy
Richard MacMillan*	Adecco United Kingdom
Enrique Sánchez*	Adecco Spain
Roy Haggerty	Ajilon Consulting and Communications USA
Mark de Smedt	Adecco Belgium
Michael Agoras	Adecco Switzerland
Emil Broekman	Adecco Netherlands
Elmar Hoff	Adecco Germany
Peter Searle	Ajilon United Kingdom
Jo Collier	Adecco Australia
China Gorman	Lee Hecht Harrison USA

* Members of the Group Executive Management team

Auditors

Ernst & Young Ltd	Zurich, Switzerland

Addresses

Registered Office

Adecco S.A. (Holding Company)

1275 Chéserex

Switzerland

Contact Details

Adecco management & consulting S.A.

Sägereistrasse 10

PO Box

CH - 8152 Glattbrugg

Switzerland

Tel: +41 1 878 88 88

Fax: +41 1 829 88 88

Corporate Communications

Tel: +41 1 878 88 32

Fax: +41 1 829 88 39

press.office@adecco.com

Investor Relations

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The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

Introduction

The information in this discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto that are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are included elsewhere in this Annual Report and with the disclosure concerning Forward-Looking Statements at the end of this section.

Business and organisation

The Adecco Group is a global leader in Human Resources Solutions. The Adecco Group network connects up to 650,000 Associates with up to 150,000 business Clients each day through its network of 28,000 Colleagues and 5,800 offices in 70 territories around the world. Registered in Switzerland and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers a broad range of flexible staffing and career resources to corporate Clients and qualified Associates.

The staffing industry is quite fragmented and is highly competitive. Customer demand is very dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. The business is also strongly influenced by the macro economic cycle which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic weakness.

Forecasting demand for staffing services is difficult because of the sensitivity of demand to the economic cycle. Typically customers are not able to provide much advance notice of changes in their staffing needs. Responding to such fluctuating demands of customers for staff in a flexible way is a key element of the Adecco Group’s service offering. Anticipating such trends is an important aspect of managing the internal cost structure and the ability to do so efficiently is a key component of maintaining profitability.

The Adecco Group in 2003 is comprised of four divisions: Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

•	Adecco Staffing Division network focuses on providing flexible staffing solutions to a broad range of businesses and industries, including the automotive, banking, electronics, logistics and telecommunications sectors;

•	Ajilon Professional Division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support;

•	LHH Career Services Division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting; and,

•	e-HR Services & Others Division provides online recruitment advertising. In April 2004 the jobpilot operations of this division were sold.

Within the divisions, management is principally organised along geographic lines, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia) and the Rest of the World (primarily Latin America).

The Adecco Group generates revenues from sales of services through its branch office network. In 2003, 94% of revenues were generated from selling staffing services where billings are generally negotiated and invoiced on an hourly basis. Temporary Associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed each week or month according to the agreed upon terms. The temporary Associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit. In 2003, the Adecco Group also generated 6% of its revenues from permanent placement of staff and other consulting services where the placement fee is directly negotiated with the Client.

Currency trends

The financial results of each reporting unit are translated into Euro, which was adopted as the Adecco Group’s reporting currency beginning in 2003. The change in reporting currency reflects the significance of the Adecco Group operations in Euro. For the year ended December 28, 2003, 51% of the Adecco Group revenues were generated in the Euro zone countries. The Adecco Group operates in 70 territories worldwide and therefore is subject to currency translation adjustments. Accounts shown in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows are translated using average exchange rates for the period. For the second consecutive year in 2003, the average exchange rate of all major currencies (U.S. Dollar, Pound Sterling, Swiss Franc and Japanese Yen) to which the Adecco Group is exposed weakened significantly against the Euro. Also for the second consecutive year in 2003, year-end currency exchange rates for all of the major currencies used in translating the Adecco Group’s consolidated balance sheet also weakened against the Euro.

Non-U.S. GAAP information

Management of the Adecco Group uses information that excludes the impact of change in foreign currency exchange rates (i.e., the change measured in local currency) to analyse underlying business trends. Local currency information is calculated by multiplying the prior year original amount in the functional currency by the current year’s foreign currency exchange rate. For all instances where information is presented excluding the impact of foreign currency fluctuations (i.e., information in local currency) corresponding information including the impact of foreign currency (i.e., information in Euro) is also presented.

The Adecco Group evaluates the performance of its reportable segments based on operating income before amortisation which is defined as the amount of net income or loss before cumulative effect of changes in accounting principle, interest and other expenses, income taxes and amortisation of intangibles. Management of the Adecco Group does this to facilitate a greater degree of comparability between businesses that have been acquired and businesses that have grown organically. Operating income before amortisation excludes the following amounts from operating income: Amortisation of intangibles of EUR 9 in 2003 and EUR 5 in 2002. See Note 17 in the Notes to Consolidated Financial Statements as of December 28, 2003.

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

Management of the Adecco Group monitors outstanding debt obligations by calculating net debt. Net debt is defined as short-term debt, long-term debt and off balance sheet debt from accounts receivable securitisation of EUR 36 and EUR 59 in 2003 and 2002, respectively, net of long-term proceeds not yet received less cash and cash equivalents, and short-term investments.

Audit delay

In January 2004, the Adecco Group announced a delay in the scheduled completion of the audit of its consolidated financial statements for 2003 due to the identification of material weaknesses in internal controls at its North American staffing operations and the need to investigate accounting, control and compliance issues in the United States and certain other countries, including accusations made by “whistleblowers.” The Adecco Group announced that the Audit and Finance Committee of the Board of Directors had appointed a U.S. law firm to conduct an independent investigation into these matters and an Independent Monitor to assure the independence of that investigation. The Adecco Group also announced the initiation of steps to improve its internal controls and the appointments of a new interim Chief Financial Officer for the Adecco Group and a new Chief Executive Officer for the Adecco Group’s North American operations. The Adecco Group subsequently announced the appointment of a new Chief Financial Officer taking office on June 1, 2004.

On April 30, 2004, the Adecco Group announced that it had negotiated an extension until June 18, 2004 of its obligation to deliver its 2003 audited financial statements to the lenders under its syndicated loan facility.

Following the Adecco Group’s announcement of the audit delay, class action litigation was commenced in the U.S. against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class actions, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases. The Adecco Group intends to defend these actions vigorously.

The U.S. Securities and Exchange Commission, the U.S. Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into matters related to the audit delay and trading in the Adecco Group’s securities in advance of the announcement. The Adecco Group is cooperating fully with these investigations.

At this stage, the Adecco Group is unable to predict the timing or resolution of the class actions or regulatory investigations. The resolution of certain of these matters could have a material adverse effect on the Adecco Group’s consolidated financial position, results of operations or cash flows.

The Adecco Group is continuing to implement measures to improve its internal controls, including with respect to certain additional matters identified in the course of the 2003 audit.

The Adecco Group must expense the costs associated with the extensive audit work, litigation and investigations as incurred; accordingly, there is no provision for these matters in the 2003 consolidated financial statements. Total costs related to the additional audit fees and fees for other advisors in connection with the investigations and related matters are expected to be approximately EUR 100, of which EUR 6 was charged in 2003. The remainder will be charged in 2004, approximately EUR 36 of which in the first quarter.

Operating Results

Overview

The Adecco Group reported an increase in net income of 26% or EUR 63, to EUR 305 in 2003 from EUR 242 in 2002. Operating income before amortisation increased EUR 63 or 14% in 2003 to EUR 514 from EUR 451 in 2002. This represented an increase of 53 basis points (bp) in return on net service revenues, to 3.2% in 2003 from 2.6% in 2002. For 2003, consolidated net service revenues decreased by EUR 848 or 5%, to EUR 16,250 in 2003 from EUR 17,098 in 2002. The Adecco Group generated EUR 455 of cash from operating activities in 2003, compared to EUR 445 in 2002, an increase of EUR 10. Net debt, including off balance sheet debt of EUR 36 and EUR 59 in 2003 and 2002, respectively, associated with the securitisation of accounts receivable, was reduced by EUR 491 to EUR 918 at December 28, 2003 compared to EUR 1,409 at December 29, 2002.

Excluding the impacts of currency fluctuations, in 2003 the Adecco Group demonstrated its ability to achieve operating gearing through an increase in sales of 2% and an increase in operating income before amortisation of 21%. The 2003 results were characterised by a focus on profitable volume growth and increased operating efficiency. In a year of modest economic recovery, management of the Adecco Group continued to focus on prudent operating cost management and productivity improvements. These improvements helped to mitigate the impact of gross margin deterioration and unfavourable currency impact. Management of the Adecco Group worked on emphasising organic growth through development of transactional retail business to reduce dependency on national account business, which typically generates higher volumes and lower margins. This was achieved by expanding the customer base in small to medium size enterprises. Productivity enhancements were achieved through the deployment of technology, including Adeccoweb, Xpert Online – the Adecco Group’s candidate testing and matching system, and PeopleSoft financial systems.

Results of operations – year ended December 28, 2003 versus year ended December 29, 2002

Net service revenue

Revenues decreased EUR 848 or 5%, to EUR 16,250 in 2003 from EUR 17,098 in 2002, due primarily to negative currency fluctuations, offset primarily by favourable pricing in the Adecco Staffing Division. Volume was flat in 2003 compared to 2002.

The Adecco Group’s primary markets are France, the U.S., Japan, Italy, the UK, and Spain. Of these primary markets, the Adecco Group’s most significant currency exposures are in the U.S., the UK

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

and Japan as the Adecco Group adopted the Euro as its reporting currency in 2003. Negative currency fluctuations caused reductions in net service revenues of 7%. On a constant exchange rate basis, revenues increased by 2% in 2003 from 2002. The negative impact on currency fluctuations was most notable in the U.S., where revenues declined by 15% to EUR 3,578 in 2003 from EUR 4,224 in 2002 due to the deterioration of the U.S. dollar in comparison to the Euro. On a local currency basis, revenues increased by USD 54 or 1%.

In the Adecco Staffing Division, which represents 89% of the Adecco Group net service revenues in 2003, sales growth was up 2% in local currency but down 3% in Euro. Sales in Europe were unchanged for the year with flat sales in France, and growth in Spain, Italy and the UK offset by declines in the Netherlands, Belgium, Germany and Switzerland. In North America, sales in local currency were up 4%, principally due to the U.S. where sales also grew by 5%. In Euro, sales for North America decreased by 12% in 2003 compared to 2002. In Asia Pacific sales in local currency were up 11%, with an 11% increase in Japan. This compares to a 1% increase in Asia Pacific in 2003 compared to 2002 in Euro. Billable hours for the Adecco Staffing Division, which represents the total number of hours charged to customers, increased by 6 million hours or 1% to 982 million hours in 2003 from 976 million hours in 2002. At the same time, bill rates for the Adecco Staffing Division on a constant currency basis increased by 2% to an average of EUR 14.23 in 2003 from EUR 13.96 in 2002. These positive developments were attributable to the strategic pursuit of higher growth industry segments and an increased presence in retail clients.

In the Ajilon Professional Division, which represents 10% of the Adecco Group net service revenues in 2003, sales were down 4% in local currency compared to 15% in Euro. Sales in local currency in Europe decreased by 3% and in North America by 7%, but increased by 1% in Asia Pacific.

In the Career Services Division, which represents 1% of Adecco Group net service revenues in 2003, sales were down by 11% in local currency compared to 25% in Euro. This reflects the reduction in demand for outplacement services during a period of economic recovery.

Gross profit

Overall gross profit for the full year was down 2% in local currency. In Euro, gross profit decreased to EUR 2,780 or 9% in 2003 compared to EUR 3,050 in 2002. Gross margin as a percent of sales was 17.1% in 2003 compared with 17.8% in 2002, a reduction of 73 bp. This decline is explained by: negative currency mix changes (18 bp), unfavourable change in the business mix (11 bp), lower average placement fees (12 bp) and lower temporary staffing margins (32 bp). This 32 bp decrease is attributable to Adecco U.S. (-47 bp), mainly due to an increase in provisions, workers compensation and state unemployment insurance, offset by Adecco France (32 bp) due to a reduction in overestimated liability related to payroll tax subsidies, and the remaining decline (-17 bp) is due to all other changes, including the mix of higher and lower margin business.

Selling, general and administrative expense

Selling, general and administrative expenses decreased by EUR 333 or 13%, to EUR 2,266 in 2003 from EUR 2,599 in 2002 due to cost reduction strategies that the Adecco Group implemented in 2003 and 2002 and favourable impacts of currency fluctuations. On a local currency basis, selling, general and administrative expenses decreased by 6% in 2003 compared to 2002. Productivity improvements for the year were achieved through a decrease in the number of full time equivalents (“FTE”) by approximately 2,400 or 8% on average for the year despite billing slightly more hours and reducing the branch network by only 3%. Bad debt expense decreased by EUR 45 or 50%, from EUR 89 to EUR 44. On a local currency basis, allowance for doubtful accounts decreased EUR 35 in 2003. This decrease is mainly attributable to a general improvement in the operations of customers. Additionally, bad debt expense in 2002 reflected increased write-offs experienced in 2002 due to weaker financial performance of certain customers.

The management of the Adecco Group expects operating efficiencies gained in 2003 will be enhanced by investment in technologies. In 2003 the Adecco Group expanded Adeccoweb, Xpert Online and PeopleSoft financial systems. One significant determinant of a temporary staffing company’s success is its ability to match its staff’s skills with its customers’ needs. Additionally, in 2003, the Adecco Group continued to implement PeopleSoft for its accounting and human resources functions. Implementation of PeopleSoft allows the Adecco Group to more effectively manage its business and allocate its resources.

Amortisation of intangibles

Amortisation of intangibles for the full year amounted to EUR 9 in 2003 compared to EUR 5 in 2002.

Interest and other expenses

Interest and other expenses (interest expense, foreign exchange gain (loss), interest income and other non-operating expense, net) for the full year decreased by EUR 38 to EUR 70 in 2003 compared with EUR 108 in 2002. Interest expense decreased by EUR 30 to EUR 70 in 2003 compared to EUR 100 in 2002, mainly due to a decrease in interest rates and changes in the mix of outstanding debt. Net foreign exchange gains and losses were EUR 9 in 2003 and EUR 12 in 2002. Interest income of EUR 11 was similar to that earned last year of EUR 12. Non-operating expenses decreased by EUR 6 to EUR 2 in 2003.

Provision for income taxes

The provision for income taxes increased by EUR 31 to EUR 127 in 2003 compared to EUR 96 in 2002, mainly due to higher taxable income, the change in income mix, and the addition of valuation allowances, partly offset by the reduction of tax risk reserves. Included in the 2003 provision for income taxes is the reduction of tax risk reserves of EUR 52. The reduction of these tax risks was mainly due to the successful resolution during the year of prior years tax audits, settlement of disputes with tax authorities, changes in events during the year which resulted in the reassessment of tax risks and the closing of the statute of limitations in certain countries, partly offset by an increase in current year tax risks. The valuation allowance charge increased by EUR 33 to EUR 73 in 2003 compared to EUR 40 in 2002 due to recurring losses mainly in the United States operations, partly offset by the utilisation in other countries of prior year losses on which a valuation allowance had previously been set up. The effective tax rate for the year was 29% compared with 28% in 2002.

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

It is expected that the effective tax rate for 2004 will increase mainly due to certain additional expenses being benefited at lower tax rates and certain income streams being taxed at higher rates.

Net income

Net income for 2003 increased for the full year by 26% to EUR 305, compared to EUR 242 for 2002 after charging EUR 3 for the cumulative effect of change in accounting principle, net of tax (SFAS No. 143, “Asset Retirement Obligations”).

Adecco Staffing Division

Net service revenue of the Adecco Staffing Division contributed 89% to total net service revenue in 2003 compared to 87% in 2002. Net service revenue declined EUR 515 or 3% to EUR 14,423 in 2003 from EUR 14,938 in 2002. However, on a local currency basis, revenues increased by 2%. This negative currency impact was offset by improved pricing and increased volume of 1%. In 2003 the Adecco Staffing Division began increasing its focus on client profitability. As a result, Adecco Staffing’s bill rate increased by 2% measured in local currency. Increases in bill rates were primarily driven by increases in Spain, Italy, the UK, Belgium, the Netherlands, and France. In addition to the increase in rates, temporary hours sold increased by 6 million hours to 982 million hours in 2003 from 976 million hours in 2002. The increase in temporary hours sold was chiefly due to increases in Japan and the U.S. but was partially offset by decreases in France and the Netherlands. The slower than expected growth in temporary hours sold was mainly impacted by the “jobless recovery” in the world economies.

Revenues in France were flat in a declining market at EUR 5,675 in 2003 compared to EUR 5,658 in 2002. The French market has yet to see even the mild recovery that has been observed in other economies. As a result, companies have continued to trim their workforce and with it the use of temporary services. Temporary hours sold have decreased by 3% to 312 million hours in 2003 from 321 million hours in 2002. This was offset by an increase in bill rates of 3% due to an increased focus on client profitability. At the same time, French wages have continued to climb. Adecco Staffing has seen an increase in wages, in France of 3%. In this climate, Adecco Staffing has focused on maintaining revenues by focusing on Clients that are able to accept the slight increase in bill rates.

The French government has instituted various social programs, including the 35-hour workweek agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Adecco Group established provisions to cover the risk of non-compliance with this agreement during the transition period. Events in 2003 led to a change in estimate that resulted in a reduction of provisions of EUR 94, which has been included in the determination of 2003 operating income in the Consolidated Statement of Operations.

Revenues in the U.S. declined by EUR 401 or 13% to EUR 2,798 in 2003 from EUR 3,199 in 2002. In local currency, revenues increased by 5%. This increase was primarily due to an increase in temporary hours sold of 8 million hours or 4%.

In Japan, Adecco Staffing has seen a reduction of regulation. The Japanese government has further removed barriers to temporary employment in 2003. Competition has substantially increased in all sectors in Japan and is fierce in the newly opened sectors. In response, Adecco Staffing Japan has focused on growth in market share and achieved an increase in temporary hours of 12% in 2003. A reduction in bill rates of 2% in local currency has been accepted, allowing the building of relationships for the future.

Operating income before amortisation increased by EUR 80 or 19% to EUR 511 in 2003 from EUR 431 in 2002. Operating income before amortisation in local currency showed a stronger increase of 22%. The increase in operating income before amortisation is due to improved operating efficiency from reductions in general and administrative costs. This efficiency was mainly achieved by reducing the number of full time equivalents by 7% in 2003 compared to 2002.

Ajilon Professional Division

Net service revenue of the Ajilon Professional Division contributed 10% and 11% to total net service revenue in 2003 and 2002, respectively. Revenue declined by EUR 274 or 15% to EUR 1,590 in 2003 from EUR 1,864 in 2002. In local currency the decline was 4%.

Revenues are primarily generated in Europe and North America and declined in 2003 compared to 2002 by 10% and 21%, respectively. However, when measured in local currency the year on year declines in Europe and North America were 3% and 7%, respectively. Revenues in North America are derived mainly from the U.S. and revenues in Europe are primarily derived from the UK.

Ajilon focuses on temporary placement in the information technology, clerical, engineering, and finance sectors, accounting for 53%, 14%, 14%, and 13% of the divisions net service revenues in 2003, respectively. Information technology continues to suffer from the fall out of the collapse of the stock market bubble in 2000 with a decline in net service revenues of 4% measured in local currency. The finance sector has also shown significant weakness with a decline in net service revenue of 13% measured in local currency.

Operating income before amortisation increased by EUR 6 or 14% to EUR 51 in 2003 from EUR 45 in 2002. In local currency the increase was 35% with the greatest improvement being achieved in Europe.

Despite the reduced volume, operating income before amortisation increased due to the effect of further improvements to the cost structure. This was achieved through a 12% reduction of headcount. Additionally, branch offices were consolidated, resulting in a 7% reduction in the number of branches.

LHH Career Services Division

Net service revenue of the Career Services Division contributed 1% to total net service revenue in 2003 down from 2% in 2002. Top-line growth in the Career Services Division is counter-cyclical—revenues tend to increase as the world economy declines. Net service revenue declined by EUR 70 or 25% to EUR 212 in 2003 from EUR 282 in 2002. In local currency revenue decreased by 11% primarily due to the downturn in demand for outplacement services in the United States as the economy there slowly recovered throughout the year.

Operating income before amortisation decreased by EUR 27 or 29% to EUR 67 in 2003 from EUR 94 in 2002. In local currency, operating income decreased by 15% as the opportunity to reduce cost in line with such a significant revenue reduction is limited during a period of sluggish economic recovery.

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

e-HR Services & Others Division

The e-HR Services & Others Division has only been presented as a separate division since 2002 and earns its revenue in Europe. jobpilot provided the most significant contribution to the net service revenue of the e-HR Services & Others Division since acquisition in May 2002. Net service revenue of the e-HR Services & Others Division was EUR 25 in 2003, an increase of EUR 11 due to the inclusion of a full year’s revenue for jobpilot in 2003. The operating loss before amortisation was EUR 5 in 2003 versus a loss of EUR 12 in 2002. The jobpilot operations were sold in April 2004.

Information by geographical areas

During 2003, the Adecco Group generated 64% of its net service revenues in Europe, 24% in North America, 10% in Asia Pacific and 2% in the Rest of the World. For 2002, the comparable percentages were 61%, 26%, 10% and 3%.

The Adecco Group saw revenue decline in its two largest regions, Europe and North America, mainly due to negative currency fluctuations. Revenues in Europe decreased by 1%; in North America revenues decreased by 15%. However, in local currencies, revenues were flat in Europe and increased in North America by 1%. In Asia Pacific revenues increased by 1%, but increased by 10% measured in local currency. In the Rest of the World revenues decreased by 16%, but in local currency increased by 9%.

Outlook

2003 saw an inflection point in the global economy. Labour markets began to improve and the management of the Adecco Group anticipates that this trend will continue. Further, as the economy improves, a greater demand for more flexible labour is anticipated. In the shorter term it is expected that the increased demand for more flexible labour will result in increased hours sold in the primary markets. In the longer-term, this additional demand for flexible labour should provide the impetus needed for several countries to relax their temporary labour laws. In this environment of increased demand, management believes they will be able to recover increased wages through corresponding increases in billing rates.

It is expected that the cyclical nature of the temporary staffing markets will continue. However, management of the Adecco Group also believes the trend of increased reliance on temporary labour will continue. In the short-term, management of the Adecco Group believes there will be increased demand for temporary staffing in the finance, information technology and general staffing markets, but there will likely be a decrease in the demand for outplacement services. In the long-term, management of the Adecco Group believes that the need for outplacement services will increase due to anticipated increases in merger and acquisition activities in the marketplace. Management of the Adecco Group is striving for long-term revenue growth through increased penetration of labour markets and market share gains.

Management of the Adecco Group believes that gross margin levels will stabilise, as anticipated increases in wages and costs of temporary labour will be passed on to customers given the growing demand for temporary labour. The increase of operating expenses is anticipated to be at a slower rate of growth than the expected increases in net service revenue. There will be an increase in operating expenses due to investments in improvement of internal controls, ongoing costs of current investigations, and increased auditing fees related to the 2003 audit. In the long-term, management of the Adecco Group anticipates operating income margins will continue to improve towards its overall objective of 5% of operating income before amortisation as a percentage of net service revenues.

Liquidity and Capital Resources

Cash needed to finance the Adecco Group’s operations has primarily been generated through operating activities and existing multicurrency credit facilities, credit line facilities, bank overdrafts and the issuance of bonds. Barring unforeseen events, the Adecco Group’s management believes that the ability to generate cash from operations and additional liquidity resources available are sufficient to support business expansion and to meet financial commitments, as discussed in the Debt and Credit Facility Covenants section below.

In the ordinary course of business, the principal funding requirements of the business are to finance working capital and capital expenditures. Additionally, the Adecco Group may utilise available cash resources for acquisitions including the repurchase of franchise businesses. As of December 28, 2003, the Adecco Group had cash and cash equivalents of EUR 571 compared to EUR 212 as of December 29, 2002, an increase of EUR 359. The Adecco Group also had short-term investments of EUR 403 at December 28, 2003 compared to EUR 1 at December 29, 2002, an increase of EUR 402. These increases were primarily due to additional long-term borrowings net of issuance costs of EUR 580 and cash flow from operations of EUR 455 in 2003, offset by repayments of long-term borrowings of EUR 74 and net decrease in short-term debt of 167. The additional borrowings were entered into to strengthen the overall financial position and support the long-term growth strategy of the Adecco Group.

Cash flows from operating activities increased slightly to EUR 455 in 2003 from EUR 445 in 2002. Cash flows used in investing activities increased to EUR 440 in 2003 from EUR 182 in 2002. Cash flows from financing activities were a net inflow of EUR 365 in 2003 compared to a net outflow of EUR 398 in 2002.

Cash flows from operating activities

Cash flows from operations are derived from receipts of cash from customers, net of payments to temporary personnel, regulatory authorities, employees and other operating disbursements.

Cash receipts are dependent on general business trends, foreign currency fluctuations and cash collections measured by accounts receivables turnover (“DSO”). DSO varies significantly based on market practices in different countries. In general, an improvement of DSO reduces the balance of accounts receivables resulting in cash inflows from operating activities. Conversely, collection or related accounts receivable from customers may be considerably delayed, resulting in rising working capital requirements during periods of growth or worsening of collection terms.

Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel, and the Adecco Group has limited flexibility to adjust its disbursement schedule.

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

While net income increased by EUR 63 in 2003 to EUR 305 from EUR 242 in 2002, cash flows from operations increased by only EUR 10 to EUR 455 in 2003 compared to EUR 445 in 2002. This was mainly attributable to an increase in trade accounts receivable of EUR 199 in 2003 compared to a decrease in 2002 of EUR 28. This was offset by an increase in accounts payable and accrued expenses of EUR 90 in 2003 compared to a decrease of EUR 1 in 2002 and a non-cash add back to income for deferred income taxes of EUR 68 in 2003 compared to a reduction of EUR 33 in 2002.

The primary reasons for the change in trade accounts receivable of an increase of EUR 199 in 2003 compared to a decrease of EUR 28 in 2002 were an increase in business and the worsening DSO to 60 days in 2003, compared to 59 days in 2002, which was an improvement over 2001.

Accounts payable and accrued expenses changed to an increase of EUR 90 in 2003 from a decrease of EUR 1 in 2002. Due to the early Adecco Group fiscal year end as of December 28, 2003, significant amounts of periodic payments to vendors and authorities were executed subsequent to the year end.

The non-cash reconciling items for deferred income taxes changed to an add back of EUR 68 in 2003 from a reduction of EUR 33 in 2002 primarily due to an increase in the valuation allowance against deferred tax assets in the U.S.

Cash flows used in investing activities

Net cash used in investing activities for 2003 was EUR 440 compared to EUR 182 in 2002. In 2003 this cash outflow was related primarily to the purchase of available-for-sale securities of EUR 178 and term deposits of EUR 225. This compares to purchases of available-for-sale securities of EUR 1 in 2002. Additionally, the Adecco Group had net capital expenditures of EUR 52 in 2003 compared to EUR 101 in 2002. Capital expenditures were mainly for the purchase of computer equipment and furniture, capitalised software and cost for leasehold improvements related to branch openings and refurbishment in both 2003 and 2002. The Adecco Group had cash inflows of EUR 23 in 2003 relating to the settlement of non-hedge qualifying derivative instruments. In 2002 there was an additional cash outflow for the acquisition of jobpilot AG, for a purchase price of EUR 60 net of EUR 12 cash acquired.

Cash flows from financing activities

Net cash provided by financing activities for 2003 was EUR 365 compared to a net outflow of EUR 398 in 2002. This fluctuation is primarily related to an increase in long-term debt net of issuance costs of EUR 580 in 2003 compared to an increase of EUR 393 in 2002. Repayments of long-term debt were EUR 74 in 2003 versus EUR 365 in 2002. Additionally net short-term debt repayments decreased to EUR 167 in 2003 from EUR 425 in 2002. The Adecco Group also paid dividends of EUR 75 in 2003 as compared to EUR 128 in 2002. Finally, other financing activities include cash flows related to qualifying hedge instruments of EUR 84 in 2003 and EUR 105 in 2002 and the change in the long-term portion of accounts receivables securitisation.

Capital resources

As of December 28, 2003, the Adecco Group’s total capital resources amounted to EUR 3,408, comprising EUR 1,856 in debt and EUR 1,552 in equity, excluding treasury stock. Consolidated short-term debt as of December 28, 2003 was EUR 377 and EUR 228 as of December 29, 2002. The carrying amount of long-term debt was EUR 1,479 as of December 28, 2003 and EUR 1,335 as of December 29, 2002 and includes long-term notes, convertible notes, convertible bonds and straight bonds. The borrowings are unsubordinated, unsecured and denominated in Swiss francs, U.S. dollars or Euros and the maturity dates range from 2004 to 2013. For additional information see Note 7 to the Consolidated Financial Statements.

Net debt, including off balance sheet debt from accounts receivable securitisation of EUR 36 and EUR 59 in 2003 and 2002, respectively, net of long-term proceeds not yet received, was reduced by EUR 491 to EUR 918 as of December 28, 2003, primarily through cash flow generated from operations.

As of the end of March 2003, the Adecco Group refinanced the then existing CHF 1,000 multi-currency revolving credit facility (“existing facility”). The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks permits the borrowings up to a maximum of EUR 580. The new five-year facility has been used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is based on LIBOR plus a margin, which varies depending on the debt-to-EBITDA ratio. As of December 28, 2003 EUR 162 had been drawn from the new facility in a form of letters of credit.

On August 26, 2003 Adecco Financial Services (Bermuda) Ltd., a fully owned subsidiary of the Adecco Group, issued CHF 900 (EUR 582) unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The proceeds of these bonds are for use outside of Switzerland for general corporate purposes to further strengthen the Adecco Group’s financial position and support its long-term strategy. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The Adecco Group may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds will be convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,809 shares, if not converted, the Adecco Group would pay a redemption price of up to 116.05% of the principal amount of the bonds.

In 2000, the Adecco Group entered into a securitisation arrangement that allows the transfer of up to EUR 93 of UK trade accounts receivable to a financing vehicle. Under the terms of the agreement, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. Under the terms of the agreement the conduit pays the SPE the face amount of the undivided interest at the time of purchase. This sales price is adjusted on a monthly basis, resulting in payments by the SPE to the conduit of an amount that varies based

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

on the underlying commercial paper rate and the length of time the sold receivables remain outstanding. The Adecco Group accounts for the SPE’s sale of undivided interest on the SPE’s receivables to the conduit as sales of financial assets.

As of December 28, 2003, off balance sheet debt relating to the securitisation agreement was EUR 36 compared to EUR 59 as of December 29, 2002. See Note 4 to the Consolidated Financial Statements. On May 13, 2004, the Adecco Group elected to repay the outstanding balance.

On May 24, 2004 the Adecco Group repaid all outstanding principal and interest on guaranteed notes due 2004-2007. These notes had an outstanding principal balance at December 28, 2003 of EUR 28.

Debt and credit facility covenants

The multicurrency revolving credit facility entered into in March 2003 contains certain covenants including but not limited to certain covenants to maintain debt-to-EBITDA ratios as well as to provide audited consolidated financial statements of the Adecco Group within 120 days from fiscal year-end. Due to the reasons discussed in the Audit Delay section, the Adecco Group was not able to issue audited consolidated financial statements within 120 days from the fiscal year-end. On April 30, 2004, the Adecco Group entered into a waiver agreement with the syndicate of banks issuing the credit facility extending the deadline to June 18, 2004.

Income taxes

The Adecco Group has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Adecco Group is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes could, in a future period, have a significant impact on cash flows.

Credit ratings

The Adecco Group has had a long-term credit ratings from Moody’s and Standard & Poor’s since November 1999. At December 28, 2003, the Adecco Group had a Standard & Poor’s rating of BBB+ and a Moody’s rating of Baa2. In January 2004, Standard & Poor’s and Moody’s downgraded the long-term credit ratings to BBB- and Baa3, respectively. In April 2004 Standard & Poor’s and Moody’s again downgraded the long-term credit ratings to BB+ and Ba1, respectively.

Contractual cash obligations are presented by payment period as follows:

	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	EUR	43	43	—	—	—
Long-term debt obligations		1,813	334	772	125	582
Operating leases		534	144	199	113	78

Total	EUR	2,390	521	971	238	660

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

Financial Risk Management

Foreign currency and derivative financial instruments

The Adecco Group is exposed to market risk, primarily related to foreign exchange, interest rates and equity market risk. These exposures are actively managed by the Adecco Group’s treasury function in accordance with written policies approved by the Board of Directors. The Adecco Group’s objective is to minimize, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Adecco Group’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures.

The Adecco Group uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. An additional discussion of these interest rate swaps is located in Note 12 to the Consolidated Financial Statements.

Given the global nature of the Adecco Group’s business, this results in exposure to foreign exchange movements, primarily in the currencies of the United States, United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Adecco Group enters into various contracts, such as foreign currency contracts and cross currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets and commitments. An additional discussion of the forward contracts is located in Note 12 to the Consolidated Financial Statements.

Critical Accounting Policies, Judgements and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Adecco Group has set up a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements and are material to the Adecco Group’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit and Finance Committee and the independent auditors. The Adecco Group’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

Accruals and provisions

Various accruals and provisions are set up for sales and income taxes, pension and health liabilities, workers’ compensation, profit sharing and other similar items taking into account local legal and industry requirements. The estimates to establish accruals and provisions are based on historical experience, information from external professionals such as actuaries and other facts and reasonable assumptions under the circumstances. If the historical data the Adecco Group uses to establish its accruals and provisions does not reflect the Adecco Group’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

The French government has authorised various social programs, including the 35 hour working week agreement that was introduced in 2000. The Adecco Group adopted the rules associated with this agreement resulting in the recognition of a lower social security charge. With these new rules and the complexity of compliance, the Adecco Group has established provisions to cover the risk of non-compliance. In France compliance with social security rules are subject to audit for a defined period of years. Experience in complying with these rules and the results of audits by local authorities may require revision to management estimates and may materially impact the Consolidated Financial Statements of the Adecco Group.

In most states of the United States, the Adecco Group is self-insured for workers’ compensation claims by temporary workers. The provision recognised is determined by actuarial valuations that are performed periodically and is based on historical claim experience, and workers’ demographic and market components. Workers’ compensation expense is included in direct cost of services. Worsening claim experience, changes in actuarial assumptions and increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers compensation premiums.

Allowance for doubtful accounts

The Adecco Group management makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based on the age of the receivable. In determining these percentages, the Adecco Group management analyses its historical collection experience and current economic trends. If the historical data the Adecco Group use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Income taxes

The Adecco Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not.

The determination of deferred tax assets and liabilities, and any valuation allowances requires management’s judgement and

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

interpretations. The net deferred tax assets may need to be adjusted in the event of changes in tax rates, and/or changes in estimates of future taxable income. A considerable portion of existing deferred tax assets are in the United States and France. Any future changes in the income tax rate of these countries may significantly impact future financial results. The net deferred tax asset is also dependant on the execution of certain transactions approved by the Adecco Group’s Board of Directors. In addition, valuation allowances may need to be adjusted in the event that estimates of future taxable income change from the amounts currently estimated. While management believes that its judgements and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Adecco Group’s future financial results.

Furthermore, the Adecco Group operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution and can potentially result in additional payments. Although the Adecco Group believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made. Management of the Adecco Group believes adequate provisions for income taxes have been made to reflect these risks.

Impairment of goodwill

The Adecco Group reviews goodwill annually during the fourth quarter for impairment under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. In the case of newly acquired companies or the occurrence of significant events between impairment testing periods, the carrying value of goodwill is monitored. If necessary, additional analysis and tests would be performed and impairment losses recognised in earnings. The impairment testing compares the carrying value of goodwill with the reporting unit fair values determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. To determine the amount of impairment and the fair value of assets and liabilities, judgements and estimates are required based on external market and industry data, and forecasts of operational performance. Differences between the estimates used by management in its assessment and the Adecco Group’s actual performance, as well as, market and industry developments, changes in the business strategy that may lead to the reorganisation of internal structures, change of resources and the disposal of business could all result in an impairment of goodwill.

The Adecco Group performed the transitional goodwill impairment testing for fiscal year 2001 and the annual goodwill impairment testing for fiscal years 2003 and 2002. No impairments were required to be recognised from these tests.

Contingencies

In the ordinary course of business conducted around the world, the Adecco Group faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses the risks based on information available and assessment from external professionals.

The Adecco Group is currently involved in various claims and legal proceedings. Periodically, the status of each significant matter is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position. No accruals have been made for the class action litigation lawsuits.

Non-GAAP Financial Measures

Management supplements the U.S. GAAP results with non-GAAP financial measures. The principal non-GAAP financial measures used by the Adecco Group are information that excludes the impact of changes in foreign currency (i.e. the change in revenue measured in local currency), operating income before amortisation, and net debt. Local currency information and operating income before amortisation charges are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Local currency information

Local currency information is calculated by multiplying the prior year original amount in the functional currency by the current year’s foreign currency exchange rate. Local currency information is not intended to present consolidated financial information under U.S. GAAP and should not be considered an alternative to the applicable U.S. GAAP financial measure as an indication of the Adecco Group’s performance. This is because local currency information excludes the impacts of changes in foreign exchange rates.

Management believes that local currency information is important supplemental information for investors because it excludes the impacts of changes in foreign currency exchange rates which are outside the control of the Adecco Group and therefore focuses on the underlying growth and performance of the Adecco Group.

Operating income before amortisation

Operating income before amortisation charges is defined as net service revenues less direct costs of services, selling general and administrative expenses and allowance for doubtful accounts, before amortisation, interest and other expenses, and income taxes. The most directly comparable U.S. GAAP financial measure is net income. Operating income before amortisation charges is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net income as an indicator the Adecco Group’s performance. This is because

The Adecco Group - Operating and Financial Review and Prospects

In millions, except share and per share amounts

operating income before amortisation charges excludes significant recurring charges, which are expected to continue to be incurred for the foreseeable future.

Management believes that operating income before amortisation is important supplemental information for investors. Local currency information and operating income before amortisation is used internally as the principal profit and performance measures by the Adecco Group’s segments in their reporting to management because it excludes items which are not allocated to the segments.

On a consolidated basis management also believes that operating income before amortisation charges is an important supplemental method of measuring profitability and performance. This measure is used internally by senior management for measuring profitability, setting performance targets for managers and has historically been used as one of the means of publicly providing guidance on possible future results. Management also believes that operating income before amortisation charges is an important performance measure because it provides a measure of comparability to other companies with alternate financing or legal structures, which accordingly may be subject to different, interest rates and effective tax rates, and to companies which may incur different amortisation expenses or restructuring charges.

Local currency information and operating income before amortisation charges should not be relied upon to the exclusion of U.S. GAAP financial measures, but reflect an additional measure of comparability and means of viewing aspects of the Adecco Group’s operations that, when viewed together with the U.S. GAAP results and the Adecco Group’s reconciliations, provide a more complete understanding of factors and trends affecting the business.

Because local currency information and operating income before amortisation are not standardised, it may not be possible to compare with other companies’ non-GAAP financial measures having the same or a similar name. Management strongly encourage investors to review the Adecco Group’s financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Net debt

Management of the Adecco Group monitors outstanding debt obligations by calculating net debt. Net debt is defined as short-term debt, long-term debt and off balance sheet debt from accounts receivable securitisation of EUR 36 and EUR 59 in 2003 and 2002, respectively, net of long-term proceeds not yet received less cash and cash equivalents, and short-term investments. The most comparable U.S. GAAP measure to net debt is the sum of long-term and short-term debt.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements and information relating to the Adecco Group that are based on information available to management of the Adecco Group as of the date of the release of this Annual Report. These statements reflect the current views of management of the Adecco Group with respect to future events and are not a guarantee of future performance. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Adecco Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	the outcome of investigations by governmental agencies or stock exchanges;

•	the pace of economic recovery in various regions and changes in economic condition and the demand for temporary staffing;

•	the impact and result of any litigation (including private class action litigation);

•	any adverse developments in existing commercial relationships, disputes or legal proceedings;

•	volatility of Adecco S.A.’s stock price;

•	intense competition in the markets in which the Adecco Group competes;

•	the Adecco Group’s ability to successfully implement its growth and operating strategies;

•	changes in the Adecco Group’s ability to attract and retain qualified temporary personnel;

•	fluctuations in interest rates or foreign currency exchange rates;

•	changes in the law or governing regulations in the countries in which the Adecco Group operates;

•	instability in domestic and foreign financial markets;

•	changes in our corporate rating or the rating of our debt;

•	our ability to obtain commercial credit or access the capital markets;

•	failure or inability to comply with any of the covenants contained in our debt instruments;

•	changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates; and,

•	negative reactions from the Adecco Group’s stockholders, creditors, customers or vendors with respect to any of the foregoing matters.

Terms and phrases such as “expect”, “anticipate”, “intend”, “plan”, “predict”, “may”, “project”, “could”, “will”, “believe”, “seek”, “estimate”, and similar expressions identify forward-looking statements. Undue reliance should not be placed on these forward-looking statements. The Adecco Group assumes no obligation to update any such forward-looking statements.

The Adecco Group - Selected Financial Information - Unaudited

In millions, except share and per share amounts

For the fiscal years ended:	December 28, 2003		December 29, 2002		December 30, 2001		December 31, 2000		January 2, 2000
Statements of Operations Data[3,5]:
Net service revenues	EUR	16,250	EUR	17,098	EUR	18,034	EUR	17,091	EUR	11,542
Operating income before amortisation of goodwill and intangiblesand restructuring costs[1,2]		514		451		779		794		520
Operating income		505		446		48		40		81
Net income (loss)		305		242		(282)		(275)		(109)
Amortisation of goodwill and intangibles	EUR	9	EUR	5	EUR	731	EUR	712	EUR	437

As of:	December 28, 2003		December 29, 2002		December 30, 2001		December 31, 2000		January 2, 2000
Balance Sheet Data[3]:
Cash and cash equivalents and short-term investments	EUR	571	EUR	212	EUR	373	EUR	320	EUR	968
Trade accounts receivable, net		2,955		2,906		3,130		3,478		2,177
Goodwill[2]		1,284		1,462		1,543		2,029		1,094
Total assets		6,306		5,820		6,293		6,994		4,943
Short-term debt and current maturities of long-term debt		377		228		671		780		271
Accounts payable and accrued expenses		2,774		2,815		2,909		2,858		1,891
Long-term debt, less current maturities		1,479		1,335		1,382		1,673		1,174
Total liabilities		4,759		4,481		5,086		5,418		3,448
Shareholders’ equity	EUR	1,547	EUR	1,339	EUR	1,206	EUR	1,570	EUR	1,495

For the fiscal years ended:	December 28, 2003		December 29, 2002		December 30, 2001		December 31, 2000		January 2, 2000
Cash Flow Data[3]:
Cash flows from operating activities	EUR	455	EUR	445	EUR	929	EUR	15	EUR	180
Cash flows used in investing activities		(440)		(182)		(348)		(838)		(394)
Cash flows from (used in) financing activities	EUR	365	EUR	(398)	EUR	(526)	EUR	168	EUR	949
Other Key Indicators[3]:
Working capital	EUR	1,086	EUR	409	EUR	258	EUR	556	EUR	1,298
Capital expenditures, net		52		101		192		223		97
Net debt[4]	EUR	918	EUR	1,409	EUR	1,751	EUR	2,186	EUR	621

As of:	December 28, 2003		December 29, 2002		December 30, 2001		December 31, 2000		January 2, 2000
Additional Statistics:
Number of employees at end of year		28,000		29,000		30,000		30,000		21,000

[1]	Operating income before amortisation of intangibles and restructuring costs is non-U.S. GAAP (accounting principles generally accepted in the United States) information used by management as supplementary information.

[2]	Effective the first day of fiscal year 2002, the Adecco Group adopted SFAS No. 142 that requires that goodwill no longer be amortised to earnings.

[3]	For convenience, the fiscal years 2000 and 1999 assets and liabilities were translated from Swiss francs into Euro at the year end rates of CHF 1.52 to EUR 1, and CHF 1.61 to EUR 1, respectively, and for revenues, expenses and cash flows at year average exchange rates of CHF 1.56 to EUR 1, and CHF 1.60 to EUR 1.

[4]	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt and off balance sheet debt of EUR 36 in 2003 relating to the UK securitisation less cash and cash equivalents and short-term investments.

[5]	All per share data is included in the investor information on page 66.

The Adecco Group - Consolidated Balance Sheets

In millions, except share and per share amounts

	December 28, 2003		December 29, 2002
Assets
Current assets:
- Cash and cash equivalents	EUR	571	EUR	212
- Short-term investments		403		1
- Trade accounts receivable, net		2,955		2,906
- Other current assets		308		333

Total current assets		4,237		3,452
Property, equipment and leasehold improvements, net		334		435
Other assets		440		456
Intangibles, net		11		15
Goodwill		1,284		1,462

Total assets	EUR	6,306	EUR	5,820

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities:
- Accounts payable and accrued expenses:
- Accounts payable	EUR	131	EUR	130
- Accrued salaries and wages		715		689
- Accrued payroll taxes and employee benefits		633		552
- Accrued sales and value added taxes		435		415
- Accrued income taxes		289		368
- Other accrued expenses		571		661

- Total accounts payable and accrued expenses		2,774		2,815
- Short-term debt and current maturities of long-term debt		377		228

Total current liabilities		3,151		3,043
Long-term debt, less current maturities		1,479		1,335
Other liabilities		129		103

Total liabilities		4,759		4,481

Shareholders’ Equity
Common shares[1]		116		116
Additional paid-in capital		1,993		1,978
Accumulated deficit		(602)		(832)
Accumulated other comprehensive income		45		83
Less: Treasury stock, at cost		(5)		(6)

Total shareholders’ equity		1,547		1,339

Total liabilities and shareholders’ equity	EUR	6,306	EUR	5,820

[1]	Par value CHF 1 per share.

Authorised shares: 227,830,310 as of December 28, 2003 and December 29, 2002.

Issued shares: 187,158,400 and 186,869,980 as of December 28, 2003 and December 29, 2002 respectively.

Outstanding shares: 186,989,728 and 186,697,162 as of December 28, 2003 and December 29, 2002 respectively.

Treasury shares: 168,672 and 172,818 as of December 28, 2003, and December 29, 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group - Consolidated Statements of Operations

In millions, except share and per share amounts

for the fiscal years ended

	December 28, 2003		December 29, 2002		December 30, 2001
	(52 weeks)		(52 weeks)		(52 weeks)
Net service revenues	EUR	16,250	EUR	17,098	EUR	18,034
Direct costs of services		(13,470)		(14,048)		(14,647)

		2,780		3,050		3,387
Selling, general and administrative expenses		(2,266)		(2,599)		(2,608)
Amortisation of intangibles		(9)		(5)		(731)

Operating income		505		446		48
Interest and other expenses		(70)		(108)		(157)

Income (loss) before income taxes and cumulative effect of change in accounting principle		435		338		(109)
Provision for income taxes		(127)		(96)		(168)

Net income (loss) before cumulative effect of change in accounting principle		308		242		(277)
Cumulative effect of change in accounting principle, net of tax		(3)		—		(5)

Net income (loss)	EUR	305	EUR	242	EUR	(282)

Earnings (loss) per share
- Basic	EUR	1.63	EUR	1.30	EUR	(1.52)
- Diluted		1.61		1.28		(1.52)
Earnings (loss) per share before cumulative effect of change in accounting principle
- Basic		1.65		1.30		(1.49)
- Diluted		1.62		1.28		(1.49)
Weighted-average common shares
- Basic		186,744,214		186,527,178		185,880,663
- Diluted		195,777,267		193,469,123		185,880,663

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group - Consolidated Statements of Cash Flows

In millions, except share and per share amounts

for the fiscal years ended

	December 28, 2003		December 29, 2002		December 30, 2001
	(52 weeks)		(52 weeks)		(52 weeks)
Cash flows from operating activities
Net income (loss)	EUR	305	EUR	242	EUR	(282)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
- Depreciation		139		146		129
- Amortisation of intangibles		9		5		731
- Change in accounting principle, net of tax		3		—		5
- Allowance for doubtful accounts		44		89		38
- Stock-based compensation		6		5		—
- Investment write-downs		—		5		10
- Deferred income tax		68		(33)		(57)
- Other charges		23		5		22
Net changes in operating assets and liabilities, net of acquisitions:
- Amounts advanced (paid) under securitisation facilities		(21)		(25)		28
- Trade accounts receivable, including sold receivables		(199)		28		306
- Accounts payable and accrued expenses		90		(1)		(25)
- Other current assets		18		2		28
- Non-current assets and liabilities		(30)		(23)		(4)

Cash flows from operating activities		455		445		929

Cash flows from investing activities
Capital expenditures		(54)		(105)		(197)
Proceeds from sale of property and equipment		2		4		5
Cash purchase price for acquisitions:
- jobpilot, net of cash acquired of EUR 12		—		(60)		—
- Olsten		—		—		(120)
Purchase of available-for-sale securities		(178)		(1)		(1)
Purchase of term deposits		(225)		—		—
Cash settlements on derivative instruments		23		—		—
Other acquisitions and investing activities, net		(8)		(20)		(35)

Cash flows used in investing activities		(440)		(182)		(348)

Cash flows from financing activities
Net decrease in short-term debt		(167)		(425)		(151)
Long-term borrowings, net of issuance costs		580		393		687
Repayment of long-term debt		(74)		(365)		(980)
Dividends paid to shareholders		(75)		(128)		(121)
Common stock options exercised		9		15		21
Cash settlement on derivative instruments		84		105		35
Other financing activities		8		7		(17)

Cash flows from (used in) financing activities		365		(398)		(526)

Effect of exchange rate changes on cash		(21)		(26)		(2)
Net increase (decrease) in cash and cash equivalents		359		(161)		53
Cash and cash equivalents:
- Beginning of year		212		373		320

- End of year	EUR	571	EUR	212	EUR	373

Cash paid for interest	EUR	63	EUR	78	EUR	122
Cash paid for income taxes	EUR	134	EUR	166	EUR	172
Supplemental disclosure of non-cash investing activities:
Asset retirement obligation related to implementation of SFAS No. 143	EUR	12	EUR	—	EUR	—

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group - Consolidated Statement of Changes in Shareholders’ Equity

In millions, except share and per share amounts

for the fiscal years ended

	Common Shares and Participation Certificates			Additional Paid-in Capital		Treasury Stock			Accumulated Deficit		Accumulated Other Comprehensive Income		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
January 1, 2001	185,562,430	EUR	114	EUR	1,939	(175,430)	EUR	(6)	EUR	(543)	EUR	66	EUR	1,570
Comprehensive loss:
Net loss										(282)				(282)
Other comprehensive loss, net of tax:
- Currency translation adjustment												13		13
- Unrealised gain on cash flow hedging activities												7		7
Other												(2)		(2)

Total comprehensive loss														(264)
Common stock options exercised	785,268		1		20									21
Treasury stock transactions						2,612		—						—
Cash dividends, CHF 1.00 per share										(121)				(121)

December 30, 2001	186,347,698	EUR	115	EUR	1,959	(172,818)	EUR	(6)	EUR	(946)	EUR	84	EUR	1,206
Comprehensive income:
Net income										242				242
Other comprehensive income, net of tax:
- Currency translation adjustment												16		16
- Unrealised loss on cash flow hedging activities												(10)		(10)
- Minimum pension liability adjustment												(7)		(7)

Total comprehensive income														241
Stock-based compensation					5									5
Common stock options exercised	522,282		1		14									15
Cash dividends, CHF 1.00 per share										(128)				(128)

December 29, 2002	186,869,980	EUR	116	EUR	1,978	(172,818)	EUR	(6)	EUR	(832)	EUR	83	EUR	1,339
Comprehensive income:
Net income										305				305
Other comprehensive income, net of tax:
- Currency translation adjustment												(41)		(41)
- Unrealised gain on cash flow hedging activities												3		3
- Minimum pension liability adjustment												(2)		(2)
- Changes in available-for-sale securities												2		2

Total comprehensive income														267
Stock-based compensation					6									6
Common stock options exercised	288,420		—		9									9
Treasury stock transactions						4,146		1						1
Cash dividends, CHF 0.60 per share										(75)				(75)

December 28, 2003	187,158,400	EUR	116	EUR	1,993	(168,672)	EUR	(5)	EUR	(602)	EUR	45	EUR	1,547

The accompanying notes are an integral part of these consolidated financial statements.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 1 – The Business and Summary of Significant Accounting Policies

Business

The Adecco Group’s principal business is providing personnel services to companies and industry worldwide. The Adecco Group provides its services through its four Divisions: Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

The Adecco Staffing division focuses on providing flexible staffing solutions to a broad range of business and industry, including the automotive, banking, electronics, logistics and telecommunications sectors. Ajilon Professional division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support. LHH Career Services division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting. The e-HR Services division provides online recruitment advertising. In April 2004, from the e-HR Services division, the jobpilot operations were sold.

The Adecco Group provides these services to businesses located throughout North America, Europe, Asia Pacific, Latin America and Africa.

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the provisions of Swiss law. The Adecco Group’s fiscal year ends on the Sunday nearest to December 31. For 2003, 2002 and 2001, the fiscal years each contained 52 weeks and ended on December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

Change of reporting currency

In 2003 the Adecco Group changed its reporting currency from Swiss franc to Euro and recast prior periods for comparative purposes. The change in reporting currency reflects the significance of the Adecco Group operations in Euro. For the year ended December 28, 2003, 51% of the Adecco Group revenues were generated in the Euro zone countries.

The prior periods have been recast into Euro using methodology in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” For the periods starting after January 1, 1999, monthly revenues, expenses and cash flows denominated in other currencies have been recast to Euro using average rates for the month.

Assets and liabilities denominated in other currencies have been recast to Euro using year-end exchange rates. The resulting translation adjustments of EUR 154 for 2002 and EUR 128 for 2001 have been included in shareholders’ equity as a component of other comprehensive income.

The table below describes the year-end exchange rates used to recast the financial statements from Swiss franc to Euro, expressed in Euro per Swiss franc:

	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Jan. 2, 2000	Jan. 1, 1999
EUR per CHF 1	0.69	0.68	0.66	0.62	0.62

Adecco S.A.’s share capital is denominated in Swiss francs, and the Adecco Group will continue to declare and pay dividends in Swiss francs. The Swiss franc will also remain the currency of stock option grants since it is the functional currency of the issuing entity.

Comparative financial statements reported in Euro depict the same general trends as would have been presented if the Adecco Group had continued to present consolidated financial statements in Swiss francs.

Foreign currency translation

The Adecco Group’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information of the Adecco Group’s activities is translated from their functional currency to the Euro, the reporting currency, for inclusion into the Adecco Group’s consolidated financial statements. Income, expenses and cash flows are translated at average exchange rates during the period and assets and liabilities are translated at period-end exchange rates. Translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions in foreign currencies are recorded in the statements of operations at the approximate rate applicable at the time of the transaction or the monthly average rate. Net foreign exchange losses and net hedging expenses of EUR 9, EUR 12 and EUR 14 in 2003, 2002 and 2001, respectively, have been recorded. The functional currency of the parent company, Adecco S.A., is the Swiss franc.

Principles of consolidation

The consolidated financial statements include the accounts of Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities in which Adecco S.A. has a controlling financial interest (collectively, “the Adecco Group”). The equity and net income attributable to minority shareholders’ interests, if material, are shown separately in the consolidated financial statements. All intercompany accounts and transactions have been eliminated.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”. As revised in December 2003, FIN 46 (R) requires an enterprise to determine whether entities in which an enterprise has an interest are variable interest entities. FIN 46 (R) requires variable interest

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

entities to be consolidated by their primary beneficiary. Accordingly, pursuant to FIN 46 (R) entities are consolidated when the Adecco Group is considered to be the primary beneficiary in accordance with FIN 46 (R)’s transition provisions.

Investments in affiliated entities which are 50% or less owned and where the Adecco Group exercises significant influence over operations are accounted for using the equity method. Investments in which the Adecco Group is unable to exercise significant influence are accounted for under the cost method and are included in other assets.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill, contingencies and income taxes. The Adecco Group bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

The French government has instituted various social programs, including the 35-hour workweek agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Adecco Group established provisions to cover the risk of non-compliance with this agreement during the transition period. Events in 2003 led to a change in estimate that resulted in a reduction of provisions of EUR 94, which has been included in the determination of 2003 operating income in the accompanying Consolidated Statements of Operations. This decrease resulted in an increase to basic and diluted earnings per share of EUR 0.32 and EUR 0.31, respectively.

Recognition of revenue

The Adecco Group recognises revenue from temporary personnel services, outsourcing, outplacement and other personnel services when there is persuasive evidence that an arrangement exists, services are rendered, the price is fixed and determinable and collectibility is reasonably assured. Allowances are established for estimated discounts and other adjustments. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Revenues are deferred to the extent the Adecco Group has been paid for services yet to be performed.

The Adecco Group presents revenues and direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue as a Principal Versus Net as an Agent”. EITF Issue No. 99-19 requires the Adecco Group to record the gross amounts of its revenues and direct costs of services for arrangements whereby the Adecco Group acts as a principal in the transaction and has risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Adecco Group subcontracts to others, only the fees are reported as revenues.

Marketing costs

Advertising and marketing costs totalled EUR 84, EUR 105 and EUR 172, in 2003, 2002 and 2001, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation

At the beginning of fiscal year 2003, the Adecco Group adopted the fair value method of accounting for employee stock options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The Adecco Group elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Accordingly, the Adecco Group will continue to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to fiscal year 2003. Stock options are generally awarded to employees with exercise prices that are equal to the market price of the Adecco Group’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of the fair value method for employee stock options, the Adecco Group generally did not record compensation expense for such options except, for example, for circumstances when a modification to the outstanding option was made which required a new measurement date.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Had compensation cost for the Adecco Group’s stock-based compensation plans accounted for in accordance with APB No. 25 been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Adecco Group’s pro forma net income (loss) and earnings (loss) per share would have changed as follows:

	2003		2002		2001
Net income (loss):
- As reported	EUR	305	EUR	242	EUR	(282)
Add: Stock-based employee compensation expense included in reported net income (loss)		6		5		—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards		(59)		(63)		(34)
- Pro forma		252		184		(316)
Basic earnings (loss) per share:
- As reported		1.63		1.30		(1.52)
- Pro forma		1.35		0.98		(1.69)
Diluted earnings (loss) per share:
- As reported		1.61		1.28		(1.52)
- Pro forma		1.34		0.98		(1.69)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2003		2002		2001
Expected lives (in years)		5.7		5.5		3.9
Risk-free interest rate		2.05%		2.00%		3.40%
Expected volatility		49%		46%		39%
Expected dividend	CHF	0.76	CHF	1.00	CHF	1.00

The weighted-average fair value per option granted in 2003, 2002 and 2001 was CHF 33 (EUR 22), CHF 22 (EUR 15) and CHF 29 (EUR 19) per share, respectively. In 2003 the weighted-average per option value of stock options granted above the market price was CHF 18 (EUR 12), and of those stock options granted below the market price was CHF 35 (EUR 23). In prior years all stock options were granted at the market price on the date of grant.

The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management of the Adecco Group believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award as calculated using the Black-Scholes model is expensed in the above pro forma disclosure on a straight-line basis over the service period, which is consistent with the vesting period.

Cash equivalents

All highly liquid instruments with an original maturity of three months or less when purchased are considered to be cash equivalents.

Short-term investments

Short-term investments consist mainly of short and medium-term bank deposits and investments in debt and equity securities. Investments with readily determined fair values are classified as available-for-sale securities and are carried at fair value. Gains and losses on available-for-sale securities are recorded as components of other comprehensive income in the accompanying Consolidated Statements of Changes in Shareholders’ Equity. However, for the portion of the security that is being hedged under a fair value hedge, the gains and losses are recorded as a component of interest and other expenses in the accompanying Consolidated Statements of Operations. Impairment is recorded when there is a decline that is other-than-temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realised in the near term at a value in excess of its current market price. The Adecco Group judges whether a decline in value is temporary based on the length of time that market value has been below original cost. In 2003, the Adecco Group recorded an impairment relating to other-than-temporary declines in market value of EUR 1.

Accounts receivable

Accounts receivable are recorded at their net realisable value after deducting an allowance for doubtful accounts. Such deductions reflect specific cases and estimates based on historical evidence of collectibility. The Adecco Group accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The gross amount of accounts receivable sold was EUR 51 and EUR 82 as of December 28, 2003 and December 29, 2002, respectively.

Capitalised cost for internal use software

The Adecco Group capitalises internal-use software development costs in accordance with the provisions of SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

incurred. Capitalised internal-use software development costs are included in property and equipment. Amortisation of capitalised costs commences at the time the software is placed into service on a straight-line basis over its estimated life, typically ranging from three to five years.

Property, equipment and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over their estimated useful lives (three to five years for furniture fixtures and office equipment, computer equipment and software, and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and intangibles

Effective the first day of fiscal year 2002, the Adecco Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill no longer be amortised to earnings, but instead, be reviewed annually for impairment. Other identifiable intangibles with finite lives continue to be amortised to earnings over their estimated useful lives. Upon the adoption of SFAS No. 142, the Adecco Group completed an initial impairment test of goodwill and found no impairment. During 2003 and 2002, the Adecco Group performed the annual impairment test and no impairment was identified.

The carrying value of goodwill is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets (all assets including goodwill and intangibles less current liabilities) of the reporting unit is compared with the fair value of the reporting unit. If the fair value of net assets exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of its net assets, step two needs to be performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 for the fiscal year ended December 30, 2001, the reported net loss of EUR (282) would have been increased to net income of EUR 369 after adding reported amortisation expense of EUR 724 and the related tax impact of EUR (73). Reported basic and diluted loss per share of EUR (1.52) would have been increased to pro forma basic and diluted earnings per share of EUR 1.99 and EUR 1.94, respectively.

Goodwill that was acquired prior to June 30, 2001, representing the excess of the purchase price over the fair value of net assets acquired, had been amortised on a straight-line basis over five years. The impairment of goodwill was assessed periodically and was based on estimated future undiscounted cash flows. Impairment of goodwill would have been recorded to the extent that the un-amortised carrying value of such goodwill exceeded the related future discounted cash flows.

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at acquisition cost. Intangible assets with definite lives are amortised on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Adecco Group. Intangible assets are amortised on a straight-line basis, generally over a period of five years.

Impairment of long-lived assets and intangible assets

The Adecco Group evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such circumstances, the Adecco Group calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in current year earnings from operations.

Income taxes

The Adecco Group uses the liability method to account for income taxes as required by SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rules and laws that will be in effect when differences are expected to reverse. The Adecco Group records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realised. Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, future levels of capital expenditures, and changes in overall levels of pre-tax earnings.

Earnings per share

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities such as stock options or convertible debt were exercised or converted into common shares or resulted in issuance of common shares and would then share in the net income.

Financial instruments

The Adecco Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in the first quarter of fiscal year 2001. The adoption resulted in a cumulative transition adjustment of EUR 5 net of tax charge to earnings, which was reported separately as a cumulative effect of change in accounting principle. The adoption did not have any effect on accumulated other comprehensive income.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

In accordance with SFAS No. 133, all derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The Adecco Group designates derivatives, which qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognised asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge). When a derivative is designated as a hedging instrument, the Adecco Group formally documents the relationship between the derivative and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. A hedge is considered effective if at inception and during its life, the Adecco Group can expect the derivative to offset changes in either the fair value or cash flows on the hedged item within a range of 80-125%, which is supported by actual results. The amount by which the derivative does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Adecco Group terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative financial instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative financial instrument as well as the changes in the fair value of the hedged item attributable to the hedged risk are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet. If a fair value hedge is terminated, the changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life of the instrument unless it has been sold in which case the adjustment is recognised immediately in earnings.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in shareholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from shareholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings within foreign exchange gains and losses. If a cash flow hedge is terminated and the originally hedged items is still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

The Adecco Group has designated certain foreign currency contracts related to subsidiary funding as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flow from financing activities.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings.

Asset retirement obligations

The Adecco Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” as of the first day of fiscal year 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. In subsequent periods accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised, and original asset costs are allocated to expenses over the asset’s useful life. The adoption of the standard resulted in a cumulative adjustment, net of tax of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Operations. See Note 8.

Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at fair value only when the liability is incurred. Furthermore, SFAS No. 146 requires that if a benefit arrangement requires employees render future services beyond a “minimum retention period”, a liability should be recognised as employees render service over the future service period. The Adecco Group adopted SFAS No. 146 as of the first day of fiscal year 2003. The adoption of the new standard did not have a material impact on the Adecco Group’s consolidated results, financial position or cash flows.

New accounting standards

During November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also requires the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation were effective for guarantees issued or modified after December 31, 2002. The adoption of the initial recognition provisions of this Interpretation did not have an impact on our consolidated results and financial position.

In January 2003, the FASB issued FIN 46, which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may involve activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first reporting period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46 (R)”). The revised provisions are applicable, except for special purpose entities, no later than the first reporting period ending after March 15, 2004. The Adecco Group has completed the process of identifying all related variable interest entities. The following variable interest entities were identified:

In December 2003, the Adecco Group entered into certain credit-linked note agreements. Credit-linked notes are issued by a variable interest entity (the “Issuer”), and are secured and collateralised by corporate debt securities, held by the Issuer. The coupon on the notes is linked to the credit quality of obligations of third parties, through an embedded credit default swap, and to the movement in interest and currency exchange rates, through an embedded cross currency interest rate swap (see Note 12). The Adecco Group has determined that it is the primary beneficiary of a portion, sometimes referred to as a “silo”, of the Issuer. As a result, the assets and liabilities of the silo are fully consolidated by the Adecco Group. As of December 28, 2003 the value of the available-for-sale securities underlying the credit-linked notes reported in the accompanying Consolidated Balance Sheet was CHF 75 (EUR 48). The values of the liabilities related to credit derivatives and cross currency interest rate swaps entered into by the silo were not significant. The silo’s only obligations other then the valuation of these derivatives are to pay back the Adecco Group for the credit-linked notes, which are eliminated in consolidation. The creditors of the Issuer have no recourse to the Adecco Group.

Prior to January 2003, the Adecco Group established several Rabbi trusts held on behalf of certain former and current senior executives. It was determined that these trusts are variable interest entities, in which the Adecco Group is the primary beneficiary, and are therefore subject to consolidation by the Adecco Group. The adoption of FIN 46 (R) for entities created before January 2003 on March 15, 2004 will not materially change the current accounting treatment for these trusts. The Adecco Group’s exposure to loss is considered to be immaterial as a result of its involvement with these trusts.

The Adecco Group does not hold a significant interest in, nor is it a primary beneficiary in, any other entities that are considered to be variable interest entities under provisions of FIN 46 (R).

In connection with the above identification process the Adecco Group has concluded that the adoption of FIN 46(R) has no significant impact on the 2003 consolidated results and financial position, and no significant impact is expected on the consolidated results and financial position of fiscal year 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both, liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this accounting pronouncement did not have a material effect on the Adecco Group’s results of operations, cash flows or financial position.

In December 2003, the FASB revised SFAS No. 132 (R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement establishes standards on additional disclosures to those in the original Statement No. 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other postretirement benefit plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (R) is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of this standard did not have a material impact on the Adecco Group’s disclosures.

Presentation and reclassifications

In fiscal year 2003, corporate administrative expenses and assets have been shown separately from operating segment results in the disclosure by segment in Note 17 consistent with the manner in which such information is provided to management, whereas in prior years such amounts were allocated to individual segments.

Short-term investments have been separately shown in the accompanying Consolidated Balance Sheet, whereas in prior years they were included in other current assets.

In 2003, interest and other expenses are presented as one line item, while in prior years the amounts have been separately presented in the face of the accompanying Consolidated Statements of Operations. Details are disclosed in Note 13.

Other disclosures required by Swiss law

	Dec. 28, 2003		Dec. 29, 2002
Balance sheet data
Prepayments and accrued income	EUR	41	EUR	45
Total non-current assets		2,069		2,368
Total accruals and deferred income		2,494		2,686
Total pension liabilities, non-current		22		25

	2003		2002
Statements of operations data
Personnel expenses	EUR	1,438	EUR	1,589

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 697 and EUR 843 as of December 28, 2003 and December 29, 2002, respectively.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 2 – Acquisitions

jobpilot acquisition

In May 2002, the Adecco Group acquired 92.2% of outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately EUR 58 in cash, net of EUR 12 cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately EUR 2, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources.

jobpilot provides an internet platform for on-line staffing and recruiting services and was acquired to expand the Adecco Group’s e-HR Services Division and provide synergies through the industry expertise acquired. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of EUR 13. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of EUR 42 at the date of acquisition was allocated to goodwill and is not tax deductible.

Goodwill represents the Adecco Group’s cost to access the market, acquire industry expertise and to rapidly establish its e-HR Services Division.

The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

		2002
Cash acquired		EUR	12
Current assets			10
Tangible assets			12
Other intangible assets
- Marketing (Trademarks)	3
- Customer base	9
- Technology base	1

			13
Goodwill			42
Liabilities			(17)

Total		EUR	72

Amortisable intangible assets acquired have estimated useful lives as follows: trademarks - five years, customer contracts - five years and systems technology - five years.

The results of operations of jobpilot have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of jobpilot had occurred at the beginning of the fiscal year 2002 and at the beginning of the fiscal year 2001:

	2002		2001
Net service revenues	EUR	17,110	EUR	18,038
Net income (loss) from operations		233		(316)
Cumulative effect of change in accounting principle		—		(5)
Net income (loss)		233		(321)
Basic net income (loss) per share		1.25		(1.73)
Diluted net income (loss) per share		1.24		(1.73)
Basic net income (loss) per share before cumulative effect of change in accounting principle		1.25		(1.70)
Diluted net income (loss) per share before cumulative effect of change in accounting principle		1.24		(1.70)

The pro forma results include adjustments for deferred revenue, amortisation of goodwill in 2001 and intangibles, and interest expense. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

In April 2004, the jobpilot operations were sold (see Note 19).

Olsten acquisition

Subsequent to the acquisition of Olsten Corporation (“Olsten”) in March 2001, the Adecco Group acquired all the remaining shares of Olsten Personal Norden AS, a subsidiary of Olsten Corporation, that it did not already own. The purchase price was approximately EUR 120 in cash and was funded with existing credit facilities and internal resources. The goodwill recorded on purchase was EUR 127.

In connection with the Olsten acquisition, tax contingencies of EUR 7 have been resolved and recorded as a reduction of goodwill during 2001 and 2003.

Note 3 – Short-Term Investments

At December 28, 2003, the Adecco Group held investments in available-for-sale securities of EUR 178 and in term deposits of EUR 225. The available-for-sale securities consist of debt securities of EUR 68, which have a maturity of between one and five years, and equity securities of EUR 110, which consist of amounts placed in funds that hold short and medium-term bonds. At December 29, 2002, the Adecco Group held investments in available-for-sale securities of EUR 1. The cost of these investments was not materially different from their fair values at December 28, 2003 and December 29, 2002.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 4 – Trade Accounts Receivable

	Dec. 28, 2003		Dec. 29, 2002
Trade accounts receivable	EUR	3,080	EUR	3,020
Allowance for doubtful accounts		(125)		(114)

Trade accounts receivable, net	EUR	2,955	EUR	2,906

In March 2000, the Adecco Group entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of the Adecco United Kingdom trade receivables. Under the terms of the agreement, which expires at the end of June 2004, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (EUR 93), of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Adecco Group services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding.

The Adecco Group accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under SFAS No. 140. The Adecco Group had transferred receivables to SPE of GBP 85 (EUR 121) and GBP 71 (EUR 110) as of December 28, 2003 and December 29, 2002, respectively, in which the SPE had sold GBP 36 (EUR 51) and GBP 53 (EUR 82) of undivided interests to the conduit. As of December 28, 2003 and December 29, 2002, the Adecco Group’s retained interest in the SPE’s receivables are classified in trade accounts receivable in the Adecco Group’s consolidated financial statements at its face amount of GBP 49 (EUR 70) and GBP 18 (EUR 28) respectively, net of the Adecco Group’s allowance for doubtful accounts of GBP 3 (EUR 5) and GBP 1 (EUR 1), respectively, on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 11 (EUR 16) and GBP 15 (EUR 23) as of December 28, 2003 and December 29, 2002, respectively, from the conduit representing the portion of the sold receivables for which the Adecco Group has not yet received cash. The Adecco Group recorded an expense of GBP 1 (EUR 2) and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2003 and 2002, respectively. As of December 28, 2003, the Adecco Group was in compliance with all financial covenants concerning the UK securitisation. On May 13, 2004 the Adecco Group repaid the outstanding balance.

In October 2000, the Adecco Group entered into an agreement to borrow from external sources, on an ongoing basis, an amount secured by certain receivables of United States subsidiaries. The agreement was amended as of the end of April 2002 to replace the external financing with the Adecco Group internal financing. The agreement was accounted for as a secured borrowing with a pledge of collateral under the provisions of SFAS No. 140.

Note 5 – Property, Equipment and Leasehold Improvements

	Dec. 28, 2003		Dec. 29, 2002
Land and buildings	EUR	50	EUR	59
Furniture, fixtures and office equipment		132		149
Computer equipment and software		514		545
Leasehold improvements		185		178

		881		931
Accumulated depreciation		(547)		(496)

	EUR	334	EUR	435

Depreciation expense was EUR 139, EUR 146 and EUR 129 for 2003, 2002 and 2001, respectively.

Note 6 – Goodwill and Intangibles

Effective the first day of the fiscal year 2002, The Adecco Group adopted SFAS No. 142, and ceased amortisation of goodwill. Under the standard, amounts of goodwill attributable to each of the reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined either using a discounted cash flow model or by comparison to similar assets. Based on the impairment test performed in the fourth quarter of 2003 and 2002, no impairment has been identified.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

The changes in the carrying amount of goodwill for the two fiscal years in the period ended December 28, 2003, are as follows:

	Staffing Services		Professional Staffing and Services		LHH Career Services		e-HR Services		Total
December 31, 2001	EUR	1,013	EUR	510	EUR	21	EUR	—	EUR	1,544
Goodwill acquired during year		12		7		2		42		63
Other changes		10		—		—		—		10
Currency translation adjustment		(130)		(22)		(3)		—		(155)

December 29, 2002	EUR	905	EUR	495	EUR	20	EUR	42	EUR	1,462
Goodwill acquired during year		—		4		—		—		4
Other changes		(11)		—		—		1		(10)
Currency translation adjustment		(121)		(48)		(3)		—		(172)

December 28, 2003	EUR	773	EUR	451	EUR	17	EUR	43	EUR	1,284

The changes in the carrying amount of intangible assets for the year ended December 28, 2003 and December 29, 2002 are:

	December 28, 2003				December 29, 2002
	Gross Carrying Amount		Accumulated Amortisation		Gross Carrying Amount		Accumulated Amortisation
Intangibles:
Marketing (Trademarks)	EUR	17	EUR	(14)	EUR	16	EUR	(11)
Customer base		11		(6)		14		(7)
Technology		1		—		1		—
Other		4		(2)		6		(4)

Total intangibles	EUR	33	EUR	(22)	EUR	37	EUR	(22)

The estimated aggregate amortisation expense for the following five years are as follows:

2004	EUR	3
2005		3
2006		2
2007		1
2008		—

None of the intangible assets have a residual value. The weighted-average amortisation period is between two and five years for each class of intangibles.

Note 7 – Financing Arrangements

Short-term debt

To support short-term working capital and borrowing requirements, the Adecco Group had available in certain countries in which it operates bank lines of credit of EUR 1,054 and EUR 696, and borrowings outstanding of EUR 43 and EUR 214 as of December 28, 2003 and December 29, 2002, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate was 2.7% and 3.0%, as of December 28, 2003 and December 29, 2002, respectively.

Long-term debt

	Principal at maturity		Maturity	Fixed interest rate	December 28, 2003		December 29, 2002
Guaranteed zero coupon convertible bond	CHF	1,044	2013	—	EUR	582	EUR	—
Multicurrency revolving credit facility	EUR	580	2008	—		—		—
Guaranteed notes	EUR	400	2006	6.0%		408		409
Guaranteed convertible notes	EUR	297	2004	1.5%		297		357
Bonds	CHF	300	2005	4.0%		194		206
Guaranteed notes	USD	200	2006	7.0%		161		193
Olsten guaranteed notes	EUR	122	2008	6.0%		122		122
Guaranteed notes	USD	33	2004-2007	7.1%		27		40
Other						22		22

						1,813		1,349
Less current maturities						(334)		(14)

Long-term portion					EUR	1,479	EUR	1,335

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Guaranteed zero coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly owned subsidiary of the Adecco Group, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010 at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds will be convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S. A. would issue an additional 9,523,809 shares, if not converted, the Adecco Group would pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility

In January 2000, the Adecco Group entered into unsecured multicurrency revolving credit facilities totalling CHF 1,500 consisting of a CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest was at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3-1/2 year and one-year facilities, respectively, payable on the un-drawn portion of each facility. As of the end of March 2003, the Adecco Group has refinanced the existing CHF 1,000 facility. The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of EUR 580. The new five year facility will be used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is currently based on LIBOR plus a margin between 0.45% and 0.6% and an utilisation fee between 0.025% and 0.075% depending on certain debt-to-EBITDA ratios. As of December 28, 2003, the Adecco Group had EUR 418 available under the credit facility after drawing down EUR 162 in the form of letters of credit.

Guaranteed notes due 2006

In March 2001, the Adecco Financial Services Ltd, a wholly-owned subsidiary of the Adecco Group issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis.

Guaranteed convertible notes due 2004

In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Adecco Group issued EUR 360 convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totaling EUR 3. The notes are convertible into the Adecco Group shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per Euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A. In December 2003, the Adecco Group repurchased convertible bonds with a par value of EUR 60. The seller retained the right to repurchase the bonds at par value. The Adecco Group considers the bond purchase as an extinguishments of debt. The remaining balance of EUR 297 has been classified as current portion of short-term debt at December 28, 2003. For information regarding the fair value of the call option and the interest rate swap at December 28, 2003 refer to Note 12.

Bonds

In July 1997, the Adecco Group issued CHF 300 unsecured bonds due 2005 for general corporate purposes. The bonds pay interest at 4% which is payable annually in July.

Olsten guaranteed notes

In connection with the March 2000 Olsten acquisition, the Adecco Group assumed Olsten’s outstanding USD 200 senior notes. Additionally, the Adecco Group assumed Olsten’s outstanding EUR 122 guaranteed notes.

Guaranteed senior notes due 2004 - 2007

In connection with the acquisition of the Delphi Group plc in 1999, the Adecco Group assumed Delphi’s outstanding USD 50 guaranteed senior notes. Interest on the notes is payable semi-annually and the principal amount of the note became repayable in six equal annual instalments from June 2002. On May 24, 2004 the Adecco Group repaid the outstanding balance of the guaranteed senior notes.

Under the terms of the various short and long-term credit agreements, the Adecco Group is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. See Note 19 for discussion of the Adecco Group’s compliance with the financial covenants.

Payments of long-term debt are due as follows:

2004	EUR	334
2005		201
2006		571
2007		3
2008		122
Thereafter		582

	EUR	1,813

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 8 – Assets Retirement Obligations

As of the first day of fiscal year 2003, the Adecco Group adopted SFAS No. 143. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets. SFAS No. 143 requires the Adecco Group to recognise a liability for an asset retirement obligation in the period in which it is incurred, at its estimated fair value. The associated retirement costs are capitalised as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. Upon the adoption of SFAS No. 143, the Adecco Group recorded an initial asset retirement obligation of EUR 12, and capitalised the same amount by increasing the carrying cost of the related asset, relating to the restoration and refurbishment of leasehold improvements for leased properties. Additionally, the Adecco Group recorded a cumulative effect of adoption that reduced 2003 net earnings by EUR 3, net of a deferred tax benefit of EUR 1 and increased the asset retirement obligation by EUR 2. For the year ended December 28, 2003, EUR 1 of accretion expense was recorded to increase the asset retirement obligation to its present value, and the capitalised costs were depreciated by EUR 1. The balance of the Adecco Group’s asset retirement obligation as of December 28, 2003 of EUR 14 is included in other liabilities in the accompanying Consolidated Balance Sheet.

Note 9 – Shareholders’ Equity

Share capital and appropriation of retained earnings

Until April 25, 2002, the Adecco Group’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates have been converted into common shares on a one-to-one basis.

Included in treasury stock are common shares of 168,672 and 172,818 as of December 28, 2003 and December 29, 2002, respectively. Treasury stock is generally reserved to support option exercises under stock option plans.

As of December 28, 2003 and December 29, 2002, 19,000,000 common shares were reserved for issuance in case of special capital market transactions, such as acquisitions.

The Adecco Group had 6,271,910 and 6,560,330 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 28, 2003 and December 29, 2002 respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of December 28, 2003 and December 29, 2002.

In May 2003, cash dividends for 2002 of CHF 0.60 per share, totalling EUR 75, were paid. The Adecco Group may only pay dividends out of unappropriated retained earnings disclosed in the annual financial statements of Adecco S.A. (“Holding Company”), prepared in accordance with Swiss law and as approved at the annual general meeting of shareholders. For 2003, the Board of Directors of Adecco S.A. will propose a dividend of CHF 0.70 per share for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve of EUR 1,987 in 2003 and EUR 1,972 in 2002 is an appropriation of retained earnings and is not available for distribution.

The components of Authorised Shares at December 28, 2003 and December 29, 2002 are as follows:

	Issued Shares			Authorised Capital[1]	Conditional Capital1			Authorised Shares
	Outstanding	In Treasury	Total		Stock Options	Convertible Bonds	Total
December 29, 2002	186,697,162	172,818	186,869,980	19,000,000	6,560,330	15,400,000	21,960,330	227,830,310
Change	292,566	(4,146)	288,420	—	(288,420)	—	(288,420)	—

December 28, 2003	186,989,728	168,672	187,158,400	19,000,000	6,271,910	15,400,000	21,671,910	227,830,310

[1]	As Defined by Swiss Law

Accumulated other comprehensive income

The components of accumulated other comprehensive income, net of tax, are as follows:

	December 29, 2002		December 30, 2001
Currency translation adjustment	EUR	54	EUR	95
Unrealised gain (loss) on cash flow hedging activities		(1)		(4)
Minimum pension liability adjustment		(9)		(7)
Unrealised gain (loss) on available-for-sale securities		1		(1)

Total	EUR	45	EUR	83

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 10 – Stock-Based Compensation

As of December 28, 2003, the Adecco Group had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a ratable basis over zero to four years beginning on the day of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the open market, the options may be held by a non-employee or director of the Adecco Group. As of December 28, 2003 and December 29, 2002, 411,658 and 83,334 stock options had been sold to the market, respectively. The trading and valuation of the tradable options is managed by a Swiss bank.

During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. 1,004,916 options were modified and a compensation cost of EUR 5 was recorded in selling, general and administrative expenses. No options were modified in 2003.

Options outstanding are:

Exercise Price per Share	Number	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price per Share
CHF 17-53	1,475,330	3.6	CHF	51
54-78	3,863,155	7.4		60
79-84	2,041,400	7.5		79
85-107	6,804,230	5.4		92
108-169	1,383,795	6.0		108
170-298	58,990	3.6		205

CHF 17-298	15,626,900	6.0	CHF	80

Options exercisable are:

Number	Weighted-Average Exercise Price per Share
1,445,330	CHF	51
1,249,533		60
190,550		79
4,485,959		95
1,032,481		108
58,990		205

8,462,843	CHF	84

Options exercisable were 6,468,776 and 4,389,598 as of December 29, 2002 and December 30, 2001, respectively.

A summary of the status of the Adecco Group’s stock option plans as of December 28, 2003, December 29, 2002 and December 30, 2001, and changes during those years are presented below.

	Number of Shares	Exercise Price per Share		Weighted- Average Exercise Price per Share
January 1, 2001	7,675,692	CHF	6 - 315	CHF	84
Granted	4,693,000		80 - 112		86
Exercised	(786,641)		6 - 315		41
Forfeited	(186,218)		6 - 315		139

December 30, 2001	11,395,833	CHF	8 -298	CHF	86
Granted	4,041,250		60 - 110		65
Exercised	(522,282)		8 - 102		41
Forfeited	(736,126)		17 - 298		101
Expired	(104,107)		21 - 102		101

December 29, 2002	14,074,568	CHF	17 -298	CHF	80
Granted	2,208,400		60 - 79		76
Exercised	(288,420)		17 - 65		51
Forfeited	(350,018)		43 - 298		86
Expired	(17,630)		17 - 60		43

December 28, 2003	15,626,900	CHF	17 -298	CHF	80

Exercisable, December 28, 2003	8,462,843	CHF	17 -298	CHF	84

Certain former and current senior executives have Rabbi trust deferred compensation plans. Stock options have been placed into a plan and these options have been accounted for under EITF 97-14 with a charge being taken in 2003 of EUR 6 as compensation expense in the accompanying Consolidated Statement of Operations. As the terms of the trust allow for diversification of the assets, the value of the option is recorded as a liability with changes in the value of the liability being recorded as compensation expense.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 11 – Employee Benefit Plans

According to local regulations and practices, the Adecco Group has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans. Prior to 2002, defined benefit plans were deemed not material and have not been disclosed.

Defined contribution plans

The Adecco Group recorded an expense of EUR 31, EUR 28 and EUR 23 in connection with defined contribution plans in 2003, 2002 and 2001, respectively.

Defined benefit plans

The Adecco Group sponsors defined benefit plans principally in Norway, the Netherlands, Switzerland, United Kingdom and the United States. These plans provide benefits primarily based on years of service, level of compensation and are in accordance with local regulations and practices. Plan assets consist primarily of marketable equity securities, fixed income instruments and real estate.

Effective from October 1, 2003, the defined benefit pension plan in Japan was transferred to a defined contribution plan. The loss recognised on curtailment of the defined benefit plan was not significant to the operations of the Adecco Group.

The components of net pension expense for the defined benefit plans are:

	2003	2002
Service cost	EUR 14	EUR 11
Interest cost	5	5
Expected return on plan assets	(6)	(4)
Amortisation of net (gain) loss	1	(1)

Net periodic benefit cost (major plans)	14	11
Other plans	1	1

Net periodic benefit cost	EUR 15	EUR 12

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets and the funded status as of December 28, 2003:

	Dec. 28, 2003	Dec. 29, 2002
Projected benefit obligation, beginning of year	EUR 119	EUR 109
Service cost	14	11
Interest cost	5	5
Participant contributions	6	6
Plan amendments	—	1
Benefits paid	(12)	(14)
Curtailments	(6)	—
Foreign currency translation	(7)	1

Projected benefit obligation, end of year	EUR 119	EUR 119

	Dec. 28, 2003		Dec. 29, 2002
Plan assets, beginning of year	EUR	101	EUR	106
Actual return of assets		5		(9)
Employer contributions		10		11
Participant contributions		6		6
Benefits paid		(12)		(14)
Foreign currency translation		(5)		1

Plan assets, end of year	EUR	105	EUR	101

Funded status of the plan	EUR	(14)	EUR	(18)
Unrecognised actuarial loss		21		20
Unamortised prior service cost		—		1
Unrecognised transition amount		(5)		(5)

Net amount recognised	EUR	2	EUR	(2)

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The total PBO for plans with a PBO in excess of the fair value of plans assets as of December 28, 2003 and December 29, 2002 was EUR 119 and EUR 84, respectively, and the fair value of the plan assets were EUR 105 and EUR 66, respectively.

The measure of whether a pension plan is under funded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Adecco Group’s pension plans have ABO that exceed the fair value of plan assets. The aggregated ABO of those plans as of December 28, 2003 and December 29, 2002 was EUR 52 and EUR 81, respectively, and the fair value of the plan assets of those plans was EUR 47 and EUR 66, respectively.

The amounts recognised in the consolidated balance sheet as of December 28, 2003 and December 29, 2002 were:

	Dec. 28, 2003		Dec. 29, 2002
Prepaid benefit cost	EUR	6	EUR	6
Accrued benefit liability		(4)		(8)
Accumulated other comprehensive loss		9		7
Minimum pension liability		(9)		(7)

Total net amount recognised	EUR	2	EUR	(2)

The assumptions used for the defined benefit plans reflect the different economic requirements in the various countries. The weighted-average actuarial assumptions are:

	2003	2002
Discount rate	4.9%	4.3%
Rate of increase in compensation levels	2.1%	1.3%
Expected long-term rate of return on plan assets	4.8%	4.4%

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

The overall expected long-term rate of return on plan assets for the Adecco Group’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates and risk premium of equity investments above risk free rates of return. Long-term historical rates of return are adjusted where appropriate to reflect recent developments.

Additional disclosures relating to the Adecco Group’s domestic defined benefit plan

In December 2003, the FASB issued SFAS No. 132 (R), which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. As permitted by SFAS No. 132 (R), the Adecco Group has adopted the revised standard in 2003 for the domestic pension plan in Switzerland and will fully adopt the revised standard from 2004.

The following additional disclosures are provided for Adecco Switzerland only.

The pension plan weighted-average asset allocations at December 28, 2003 and December 29, 2002, by asset category are as follows:

	Dec. 28, 2003	Dec. 29, 2002
	%	%
Equity securities	41	49
Debt securities	32	35
Real estate	16	10
Other	11	6

Total	100	100

The pension plan range of weighted-average target plan asset allocation percentages as at December 28, 2003 and December 29, 2002, by asset category are as follows:

	Target allocation	Limits
		Minimum	Maximum
	%	%	%
Cash	—	—	20
Swiss bonds	32	20	50
Foreign bonds	6	—	10
Real estate	15	11	21
Swiss shares	18	15	23
Foreign shares	20	15	25
Hedge funds	9	—	10

The investment policy and strategy for the assets held by the Swiss domestic pension plan is directed towards the over-riding target of achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, an effective and appropriate risk management and an effective cash flow management. For this purpose, an investment committee proposes an asset allocation to the pension fund’s board, supervises the activities of the mandated asset managers, and reports to the board on an ongoing basis.

The ABO of the Adecco Group’s defined benefit plan in Switzerland was EUR 61 and EUR 59 as of December 28, 2003 and December 29, 2002, respectively.

Adecco Switzerland expects to contribute EUR 10 to its pension plan in 2004.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2004	EUR 18
2005	17
2006	17
2007	16
2008	15
Years 2009-2013	64

Note 12 – Financial Instruments and Derivatives

Risk and use of derivative instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the U.S. dollar, the British pound, the Japanese yen and the Euro. The Adecco Group also issues bonds, medium and long-term notes in various currencies. In order to mitigate the impact of currency exchange rate fluctuations, the Adecco Group assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In connection with interest rate management, the Adecco Group enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility of assessing exposures as well as of entering into and managing derivative instruments is centralised in the Adecco Group treasury department.

The activities of the Adecco Group treasury department are covered by corporate policies and procedures approved by the Board, which specifically limits the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

The adoption of SFAS No. 133 in 2001 resulted in the recognition of a loss of EUR 5 after tax, which was recorded as a cumulative effect of change in accounting principle.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Fair value of financial instruments

The following table shows the carrying amount and the fair value of financial instruments:

	December 28, 2003				December 29, 2002
	Carrying value		Fair value		Carrying value		Fair value
Financial instruments other than derivative instruments
Assets:
Cash and cash equivalents	EUR	571	EUR	571	EUR	212	EUR	212
Term deposits		225		225		—		—
Available-for-sale securities		178		178		1		1
Trade accounts receivable, net		2,955		2,955		2,906		2,906
Current liabilities:
Accounts payable		131		131		130		130
Short-term debt		43		43		214		214
Current portion of long-term debt		334		330		14		14
Non-current liabilities:
Long-term debt		1,479		1,569		1,335		1,354
Derivative instruments
Current assets:
Foreign currency contracts		59		59		41		41
Non-current assets:
Swaps (interest rate and cross currency interest rate)		109		109		46		46
Current liabilities:
Swaps (interest rate and cross currency interest rate)		8		8		—		—
Other		2		2		3		3
Non-current liabilities:
Swaps (interest rate and cross currency interest rate)		20		20		35		35

The Adecco Group uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

Cash equivalents

The carrying amount approximates the fair value because of the short maturity of those instruments.

Short-term debt

The carrying amount approximates the fair value because of the short maturity of those instruments.

Current portion of long-term debt

The fair value of the Adecco Group’s current portion of long-term debt is estimated using quoted market prices. The carrying amount for the other current portion of long-term debt approximates the fair value because of the short maturity of those instruments.

Long-term debt

The fair value of the Adecco Group’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 7 for details on debt instruments.

Interest rate and cross currency interest rate swaps

The fair value for interest rate and cross currency interest rate swaps is calculated by using the present value of future cash obtained upon quoted market information.

Foreign currency contracts

The fair value is calculated by using the present value of future cash obtained upon quoted market information.

Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Adecco Group has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposures being hedged are the Euro and the U.S. dollar.

Cross-currency interest rate swap agreements which contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense in the accompanying Consolidated Statements of Operations. There was no significant net gain or loss recognised during 2003, 2002 or 2001, respectively, due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Upon adoption of SFAS No. 133 in 2001, the Adecco Group recognised a gain of EUR 3 after tax as a cumulative effect of change in accounting principle relating to previously unrecognised fair value hedges.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Cash flow hedges

The Adecco Group has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the Euro and U.S. dollar exposures against the Swiss Franc.

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency, as well as certain foreign currency contracts in place to hedge the funding of foreign subsidiaries, are designated as cash flow hedges. The contracts outstanding have an original contract period of up to five years and expire by 2006.

Net gains and losses on the derivative instruments that are designated and qualifying as cash flow hedges, are reported in a separate component of accumulated other comprehensive income (loss) in the accompanying Consolidated Statements of Changes in Shareholders’ Equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings, in the same period as the hedged items affect earnings.

In connection with the cash flow hedging activities, during 2003 the Adecco Group recorded a net gain of EUR 4, in 2002 a net loss of EUR 12 and in 2001 a net gain of EUR 7 due to hedge ineffectiveness. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income are expected within the next 12 months.

Non-hedge activities

The Adecco Group has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition Adecco has also entered into various interest rate swaps and options. These contracts are entered into in accordance with the written treasury policies and procedures. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain (loss), in the accompanying Consolidated Statements of Operations. In connection with these activities, during 2003 the Adecco Group recorded no significant gain or loss, in 2002 a net loss of EUR 1. In 2001 there was no gain or loss recognised.

In connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Adecco Group entered into an agreement containing an interest rate swap and a right (the “Right”) which gave the seller of the bonds the right to require the Adecco Group to reissue the bonds for their nominal value. The swap and the Right are considered derivatives under SFAS No. 133 and are recorded at fair value in earnings. During 2003, Adecco recorded a net loss of EUR 2 in connection with these derivatives.

In 1992, a subsidiary of the Adecco Group issued a perpetual debt that was subsequently restructured under a Structured Finance Agreement (“the arrangement”). To reduce foreign currency exchange and interest rate exposures relating to the payments under the arrangement, various interest rate and cross-currency interest rate swaps were entered into. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement, which calls for periodic variable payments to a third party, was considered as debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative and as such, the value of the payments under the arrangement and the related swap transactions, have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis to earnings, as interest expense. The fair value of the arrangement as of December 28, 2003 and as of December 29, 2002 was EUR 28 and EUR 35, respectively. The arrangement calls for the Adecco Group to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary.

During 2003, 2002 and 2001 the Adecco Group recorded a net loss of EUR 1 in each fiscal year in connection with this arrangement.

Credit derivatives

In connection with the credit linked notes (see Note 1) the Adecco Group records credit swap derivatives whereby the Adecco Group has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivatives are structured as first-to-default swaps whereby although the Adecco Group has accepted the credit risk of a pool of third parties, the Adecco Group would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivatives is CHF 75 (EUR 48) and all of the underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

In addition, the Adecco Group has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32). Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Adecco Group has accepted the credit risk are international banks with investment grade credit quality between AA and A.

At December 28, 2003, the fair value of these credit default swaps was not significant.

Credit risk concentration

Financial instruments that potentially expose the Adecco Group to concentrations of credit risk consist principally of cash investments, available-for-sale securities, trade accounts receivable and derivative financial instruments. The Adecco Group places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality. Credit risk, with respect to trade accounts receivable, is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Adecco Group’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Adecco Group enters into derivative contracts with several large multinational banks and limits the exposure with each counterparty.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 13 – Interest and Other Expenses

For the fiscal years 2003, 2002 and 2001 interest and other expenses consisted of the following:

	2003		2002		2001
Interest expenses	EUR	(70)	EUR	(100)	EUR	(146)
Foreign exchange loss		(9)		(12)		(14)
Interest income		11		12		21
Other non-operating expenses, net		(2)		(8)		(18)

Interest and other expenses	EUR	(70)	EUR	(108)	EUR	(157)

Note 14 – Income Taxes

Adecco S.A. is incorporated in Switzerland but the Adecco Group operates in various countries with differing tax laws and rates. A substantial portion of the Adecco Group’s operations are outside of Switzerland. Since the Adecco Group operates worldwide, the weighted-average effective tax rate will vary from year to year according to the source of earnings by country. In 2003, net income before income tax and cumulative effect of change in accounting principle in Switzerland totalled EUR 191 and foreign source income amounted to EUR 244. In 2002, net income before income tax and cumulative effect of change in accounting principle in Switzerland totalled EUR 314 and foreign source income amounted to EUR 24. The provision for income taxes on continuing operations consists of the following for the fiscal years:

	2003		2002		2001
Current provision
- Domestic	EUR	(3)	EUR	16	EUR	16
- Foreign		62		113		209

		59		129		225
Deferred provision (benefit)
- Domestic		5		3		7
- Foreign		63		(36)		(64)

		68		(33)		(57)

Total	EUR	127	EUR	96	EUR	168

The deferred tax benefit includes the tax effected benefit of current period losses of EUR 1, EUR 51 and EUR 27 in 2003, 2002 and 2001, respectively.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

	December 28, 2003		December 29, 2002
Net operating loss carry forwards	EUR	224	EUR	208
Tax credits		99		120
Depreciation		7		10
Deferred compensation and accrued employee benefits		52		55
Accrued expenses		37		65
Financial amortisation in excess of tax amortisation		85		128
Other		46		35

Gross deferred tax assets		550		621
Valuation allowance		(235)		(182)

Deferred tax assets, net		315		439
Depreciation		(12)		(19)
Deferred compensation and accrued employee benefits		(2)		(7)
Accrued expenses		(1)		(5)
Financial amortisation in excess of tax amortisation		(14)		(10)
Other		(19)		(14)

Deferred tax liabilities		(48)		(55)

Deferred tax assets, net of deferred tax liabilities	EUR	267	EUR	384

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is used to reduce deferred tax assets to a level, which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations increased by EUR 53 and EUR 73 in 2003 and 2002, respectively. The increase in 2003 is attributable to the creation of a valuation allowance on current year losses for a total of EUR 48 and the valuation allowance created for previously recognised deferred tax assets in the amount of EUR 47 partly offset by the utilisation of prior years losses on which a valuation allowance had previously been set up of EUR 22, the elimination of certain tax credits and deferred tax assets on which a full valuation allowance had been established of EUR 5 and the result of fluctuations in exchange rates of EUR 15. The increase in 2002 was attributable to current year losses of EUR 40, losses and assets acquired with jobpilot of EUR 30, and prior years’ losses and assets recorded for the first time of EUR 20, partly offset by a decrease of EUR 17 as a result of fluctuations in exchange rates. In future periods, depending on financial statements results, management’s estimate of the amount of the deferred tax assets considered realisable may change, and hence the valuation allowances may increase or decrease.

As of December 28, 2003 and December 28, 2002, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 69 and EUR 74, respectively. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Other current assets include current deferred tax assets of EUR 106 and EUR 111 as of December 28, 2003 and December 29, 2002, respectively. Other long-term assets include EUR 190 and EUR 292 of net deferred tax assets as of December 28, 2003 and December 29, 2002, respectively. Other accrued expenses include current deferred tax liabilities of EUR 7 and EUR 3 as of December 28, 2003 and December 29, 2002, respectively. Other liabilities include EUR 22 and EUR 16 of non-current deferred tax liabilities as of December 28, 2003 and December 29, 2002, respectively.

As of December 28, 2003 and December 29, 2002, the Adecco Group had approximately EUR 637 and EUR 588, respectively, in net operating loss carry forwards. These losses will expire as follows: 2004 – EUR 1, 2005 – EUR 6, 2006 – EUR 16, 2007 – EUR 12, 2008 –EUR 23, 2009 and thereafter EUR 373, no expiration date EUR 206. The largest tax losses are in the United States and Germany and total EUR 426 and EUR 379 as of December 28, 2003 and December 29, 2002, respectively. Those losses begin to expire in 2012. Tax credits are predominately related to the United States operations and begin to expire in 2004.

The difference between the provision for income taxes and the weighted-average tax rate is reconciled as follows for the fiscal years:

	2003		2002		2001
Income at weighted-average tax rate	EUR	172	EUR	117	EUR	(41)
Items taxed at other than weighted-average tax rate		(137)		(70)		(38)
Non-deductible goodwill amortisation		1		—		153
Non-deductible expenses		14		13		2
Net change in valuation allowance		73		40		52
Adjustment to deferred tax assets due to rate changes		—		(4)		32
Other, net		4		—		8

Total provision for income taxes	EUR	127	EUR	96	EUR	168

The weighted-average tax rate was calculated by aggregating the products of pre-tax operating income (loss) in each country in which the Adecco Group operates multiplied by the country’s statutory income tax rate. The current year tax provision includes non-refundable withholding taxes on cross-border inter company transactions. Due to the introduction of SFAS 142 in 2002, the tax expense in the years presented before 2002 is not comparable.

In 2003, the reconciling item “items taxed at other than weighted-average tax rate” includes EUR 52 for the reduction of tax provisions. The reduction of these tax provisions was mainly due to the successful resolution during the year of prior years tax audits, settlements with tax authorities outside tax audits, changes in events during the year which resulted in the reassessments of tax risks, and the closing of the statues of limitations in certain countries, partly offset by an increase for current year tax risks.

A total of EUR 5 of deferred taxes have been provided for a portion of the undistributed earnings of Adecco subsidiaries. No other deferred income tax liabilities have been provided on the remaining un-remitted earnings of foreign subsidiaries as they are considered to be permanently reinvested. It is not practicable to estimate the amount of unrecognised deferred tax liabilities for these undistributed foreign earnings.

Note 15 – Restructuring

Olsten acquisition

During 2001, restructuring reserves of EUR 18, including EUR 10 for employee termination, and EUR 8 for remaining lease commitments and other costs, were accrued as a purchase price adjustment in connection with acquisitions in 2000, primarily Olsten, and recorded against goodwill.

As part of the Olsten acquisition restructuring plans, the Adecco Group reduced its workforce, primarily administrative and sales and marketing personnel.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

	Employee reductions		Remaining lease commitments on abandoned facilities, and other costs		Total restructuring reserve
January 1, 2001	EUR	11	EUR	37	EUR	48
Net additions to restructuring reserve charged to goodwill		10		8		18
Cash payments		(18)		(29)		(47)

December 30, 2001	EUR	3	EUR	16	EUR	19
Cash payments		(2)		(5)		(7)

December 29, 2002	EUR	1	EUR	11	EUR	12
Cash payments		—		(7)		(7)

December 28, 2003	EUR	1	EUR	4	EUR	5

The components of the remaining restructuring reserve as of December 28, 2003 are as follows:

	Employee reductions		Remaining lease commitments on abandoned facilities, and other costs		Total restructuring reserve
Closing balance Olsten acquisition	EUR	—	EUR	2	EUR	2
Closing balance other acquisitions		—		2		2
Closing balance other		1		—		1

Total closing balance	EUR	1	EUR	4	EUR	5

Other acquisition restructuring reserves of EUR 2 relate to the Delphi and Career Staff acquisitions prior to 2001. Other restructuring reserves of EUR 1 relate to minor reorganisations during fiscal year 2003.

Note 16 – Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share.

	Net income (loss)		Weighted-average shares	Earnings per share
2001:
Basic and Diluted	EUR	(282)	185,880,663	EUR	(1.52)
2002:
Basic	EUR	242	186,527,178	EUR	1.30
Convertible debt interest		5	5,361,150
Effect of dilutive options		—	1,580,795

Diluted	EUR	247	193,469,123	EUR	1.28
2003:
Basic	EUR	305	186,744,214	EUR	1.63
Convertible debt interest		10	8,570,530
Effect of dilutive options		—	462,523

Diluted	EUR	315	195,777,267	EUR	1.61

In 2001 there was no difference between the basic and diluted weighted-average number of common shares as the Adecco Group had a net loss and all potentially dilutive securities were anti-dilutive. Incremental shares of 12,521,469; 8,607,016 and 12,829,700 in 2003, 2002 and 2001, respectively were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Note 17 – Segment Reporting

In October 2001, the Adecco Group announced a change in its organisational and management structure, creating three operating segments (divisions) based on line of business and which are managed separately. Subsequently during 2002, management presents four divisions. Since 2003, corporate expenses and corporate assets are presented separately from the operating divisions. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” the Adecco Group changed its reporting segments to be in alignment with its internal reporting structure. Segment information for prior periods has been restated to conform to the new presentation.

The Adecco Group evaluates the performance of its reportable segments based on operating income before amortisation which is defined as the amount of net income (loss) before cumulative effect of change in accounting principle, interest, income taxes, amortisation and impairment of goodwill and intangibles, restructuring and other non-operating expenses, net. Operating income before amortisation is a non-U.S. GAAP supplementary financial measure that management views as key performance information for the business. The reconciliation between income before amortisation and net income (loss) is presented below. The Adecco Group’s four reportable segments are: Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

•	The Adecco Staffing Division focuses on providing flexible staffing solutions to a broad range of business and industry, including the automotive, banking, electronics, logistics and telecommunications sectors;

•	The Ajilon Professional Division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support;

•	LHH Career Services Division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting;

•	e-HR Services Division provides on online recruitment advertising. In April 2004 these operations were sold (see Note 19).

Corporate items consist of certain assets and expenses which are separately managed at the corporate level. Corporate expenses comprise stock compensation charges and certain non-recurring items. Corporate assets include mainly capitalised software costs, derivative financial instruments and deferred income tax assets.

Approximately 94.0%, 93.8% and 93.7% of the Adecco Group’s net service revenues in 2003, 2002 and 2001, respectively, were related to temporary staffing. The remaining portion relates to permanent placements and other services.

The accounting principles used for the segment reporting are those used by the Adecco Group. Intersegment net service revenues are not material.

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

	Adecco Staffing		Ajilon Professional		LHH Career Services		e-HR Services & Others[1]		Corporate		Total Consolidated
2001
Net services revenues	EUR	15,394	EUR	2,378	EUR	261	EUR	1	EUR	—	EUR	18,034
Depreciation		(83)		(21)		(3)		—		(22)		(129)
Operating income before amortisation		650		144		87		(3)		(99)		779
Amortisation of intangibles										(731)		(731)

Operating income												48
Interest and other expenses										(157)		(157)
Provision for income taxes										(168)		(168)
Cumulative effect of change in accounting principle										(5)		(5)

Net loss												(282)
Capital expenditures		(144)		(30)		(5)		—		(18)		(197)
Segment assets		4,849		1,026		102		1		315		6,293
Long-lived assets[2]		437		58		9		1		136		641
2002
Net services revenues	EUR	14,938	EUR	1,864	EUR	282	EUR	14	EUR	—	EUR	17,098
Depreciation		(98)		(18)		(4)		(2)		(24)		(146)
Operating income before amortisation		431		45		94		(12)		(107)		451
Amortisation of intangibles										(5)		(5)

Operating income												446
Interest and other expenses										(108)		(108)
Provision for income taxes										(96)		(96)

Net income												242
Capital expenditures		(67)		(11)		(4)		(1)		(22)		(105)
Segment assets		4,392		884		76		80		388		5,820
Long-lived assets[2]		378		46		9		13		106		552
2003
Net services revenues	EUR	14,423	EUR	1,590	EUR	212	EUR	25	EUR	—	EUR	16,250
Depreciation		(90)		(14)		(3)		(3)		(29)		(139)
Operating income before amortisation		511		51		67		(5)		(110)		514
Amortisation of intangibles										(9)		(9)

Operating income												505
Interest and other expenses										(70)		(70)
Provision for income taxes										(127)		(127)
Cumulative effect of change in
accounting principle										(3)		(3)

Net income												305
Capital expenditures		(37)		(10)		(3)		—		(4)		(54)
Segment assets		4,121		799		58		75		1,253		6,306
Long-lived assets[2]		343		35		8		10		80		476

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

Segment information by geographical areas is as follows:

	North America [3]		Europe [4,5]		Asia Pacific		Rest of World [6]		Total
Net service revenues
2001	EUR	5,002	EUR	10,901	EUR	1,605	EUR	526	EUR	18,034
2002		4,534		10,471		1,630		463		17,098
2003		3,849		10,358		1,653		390		16,250
Long-lived assets[2]
2001	EUR	214	EUR	368	EUR	52	EUR	7	EUR	641
2002		153		341		53		5		552
2003		114		307		50		5		476

[1]	Prior to the acquisition of jobpilot AG (May 2002), there were only three segments presented.

[2]	Long-lived assets include all non-current assets except deferred taxes, goodwill, intangibles, net, and derivative financial instruments.

[3]	Consists primarily of operations in the United States.

[4]	Consists primarily of operations in France, United Kingdom, Belgium, Germany, Italy, The Netherlands, Spain and Switzerland.

[5]	Includes France net service revenues of EUR 5,773, EUR 5,742 and EUR 6,024 and long-lived assets of EUR 105, EUR 119 and EUR 109 in 2003, 2002 and 2001 respectively.

[6]	Consists of operations in Latin America and Other.

Note 18 – Commitments and Contingencies

Commitments

The Adecco Group leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Adecco Group’s option and usually include escalation clauses linked to inflation.

Total rent expense under operating leases amounted to EUR 173, EUR 175 and EUR 153 during 2003, 2002 and 2001, respectively. Future minimum annual lease payments are as follows:

2004	EUR	144
2005		115
2006		84
2007		62
2008		51
Thereafter		78

	EUR	534

Contingencies

In the ordinary course of business, the Adecco Group is involved in various legal actions and claims. Further information on legal actions and claims filed subsequent to the Adecco Group’s announcement on January 12, 2004 of identified material weaknesses in internal controls are disclosed in Note 19.

The Adecco Group is exposed to various tax and labour claims relating to operations in various jurisdictions. As of December 28, 2003, the Adecco Group has made adequate provisions relating to the settlement of such claims.

Guarantees

The Adecco Group entered into certain guarantee contracts and standby letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the United States.

Note 19 – Subsequent Events

Class action lawsuits and investigations

Following the Adecco Group’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, class action lawsuits were commenced in the U.S. against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Adecco Group between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases. The Adecco Group intends to defend these actions vigorously. To date, the Adecco Group has not incurred significant expenses related to defending these actions.

The U.S. Securities and Exchange Commission, the U.S. Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into

The Adecco Group - Notes to Consolidated Financial Statements – as of December 28, 2003

In millions, except share and per share amounts

various matters. The Adecco Group is cooperating fully with these investigations. To date, the Adecco Group has incurred significant fees relating to these regulatory investigations.

At this stage, the Adecco Group is unable to predict when the class action litigation and regulatory investigations will be resolved nor whether the ultimate resolution of certain of these matters will have a material adverse effect on the Adecco Group’s consolidated financial position, results of operations or cash flows. Furthermore, the Adecco Group is presently unable to estimate the total expenses that it will ultimately incur in defense of the class action litigation and cooperation with the on-going investigations.

Sale of jobpilot group

On April 14, 2004, the Adecco Group formally committed to a plan to sell its jobpilot operations (“jobpilot”). On April 23, 2004 the Adecco Group entered into a contract to sell its holding in jobpilot to a subsidiary of Monster Worldwide Inc. The total sales price for jobpilot is estimated to be EUR 75. Management of the Adecco Group has opted to sell jobpilot as it was no longer considered to be strategically relevant to the core business.

For the fiscal years ended December 28, 2003 and December 29, 2002, jobpilot had revenues of EUR 24 and EUR 14, and pre-tax net loss of EUR 7 and EUR 6, respectively. The jobpilot operations are included in the Adecco Group’s e-HR Services segment.

Major classes of assets and liabilities of jobpilot as at December 28, 2003 and December 29, 2002 were as follows:

	2003	2002
Current assets	15	12
Non-current assets	61	64
Current liabilities	12	13
Long-term liabilities	4	5

Compliance with debt covenants

The multicurrency revolving credit facility entered into in March 2003 contains certain covenants requiring that the Adecco Group provide audited consolidated financial statements of the Adecco Group and of each obligor within 120 days from year-end. On April 30, 2004, the Adecco Group entered into a waiver agreement with the syndicate of banks issuing the credit facility to extend the deadline for providing audited consolidated financial statements to June 18, 2004.

Repayment of debt

On May 24, 2004 the Adecco Group repaid all outstanding principle and interest on guaranteed notes due 2004-2007. These notes had an outstanding principle balance at December 28, 2003 of EUR 27.

On May 13, 2004, the Adecco Group elected to repay the outstanding balance of the securitisation agreement due June 30, 2004. The amount paid to settle the agreement was GBP 25 (EUR 37).

The Adecco Group - Report of the Group Auditors to the General Meeting of Adecco S. A., Chéserex

As auditors of the Group, we have audited the consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of cash flows, consolidated statement of changes in shareholders’ equity and notes presented on pages 15 to 41) of Adecco S.A. and its subsidiaries for the year ended December 28, 2003. The consolidated financial statements as of December 30, 2001, and for the year then ended were audited by other auditors who expressed an unqualified opinion on those financial statements in their report dated February 5, 2002.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audit in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position at December 28, 2003, and the results of operations and the cash flows for the year ended December 28, 2003, in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

ERNST & YOUNG Ltd

Mike Sills Chartered Accountant (in charge of the audit) Zurich, May 28, 2004	Ancillo Canepa Swiss Certified Accountant

Adecco S.A (Holding Company) - Balance Sheets

In millions, except share and per share amounts

as of December 31

	2003		2002
Assets
Current assets:
- Cash and cash equivalents	CHF	270	CHF	4
- Short-term investments		66		—
- Amounts due from subsidiaries		23		30
- Amounts due from third parties		3		1
- Accrued income, prepaid expenses and withholding taxes		34		29

Total current assets		396		64
Non-current assets:
- Investments in subsidiaries		2,887		2,591
- Loans to subsidiaries		3,672		3,756
- Provisions on investments in and loans to subsidiaries		(1,170)		(1,265)

		5,389		5,082
- Treasury shares		9		9
- Other fixed assets		62		89

Total non-current assets		5,460		5,180

Total Assets	CHF	5,856	CHF	5,244

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities:
- Amounts due to subsidiaries	CHF	66	CHF	42
- Amounts due to third parties		130		36
- Accrued liabilities		56		36

Total current liabilities		252		114
Non-current liabilities:
- Long-term debt		302		300
- Long-term debt to subsidiaries		340		908
- Provisions and non-current liabilities		266		210

Total non-current liabilities		908		1,418

Total liabilities		1,160		1,532

Shareholders’ Equity
Share capital	CHF	187	CHF	187
General reserve		1,987		1,972
Reserve for treasury shares		9		9
Retained earnings		2,513		1,544

Total shareholders’ equity		4,696		3,712

Total liabilities and shareholders’ equity	CHF	5,856	CHF	5,244

The accompanying notes are an integral part of these financial statements.

Adecco S.A (Holding Company) - Statements of Operations

In millions, except share and per share amounts

for the fiscal years ended December 31

	2003		2002
Operating income
Royalties and license fees	CHF	390	CHF	357
Dividends		689		119
Gain on sale of investments		55		13
Release of provisions on loans		33		—
Interest income from subsidiaries		90		173
Other income		16		14

		1,273		676
Operating expenses
Interest expense to subsidiaries		(6)		(70)
Interest expense to third parties		(14)		(14)
Provisions on loans to subsidiaries		—		(193)
Taxes		(33)		(25)
Financial expense		(20)		(18)
Other expenses (including depreciation of CHF 43 in 2003 and CHF 39 in 2002)		(119)		(58)

		(192)		(378)

Net income for the year		1,081		298
Retained earnings, beginning of year		1,544		1,433
Dividend distribution		(112)		(187)

Retained earnings, end of year	CHF	2,513	CHF	1,544

The accompanying notes are an integral part of these financial statements.

Adecco S.A (Holding Company) - Notes to Financial Statements - as of December 31, 2003

In millions, except share and per share amounts

Note 1 – Contingent Liabilities in Favour of Third Parties

	Dec. 31, 2003		Dec. 31, 2002
Guarantees	CHF	3,588	CHF	2,460
Letters of comfort		160		163

	CHF	3,748	CHF	2,623

Adecco S.A. has irrevocably and unconditionally guaranteed the zero coupon convertible bonds of CHF 900 due 2013 issued by Adecco Financial Services (Bermuda) Ltd. (“AFS”), a subsidiary of Adecco S.A. Adecco S.A. granted to AFS a right to subscribe for the maximum of 9,523,810 registered shares of Adecco S.A. The nominal value of each share is CHF 1 and the initial exercise price is CHF 94.5. As a consideration for granting the above right AFS has paid to Adecco S.A. a consideration of CHF 101 on December 15, 2003.

Adecco S.A. has irrevocably and unconditionally guaranteed the notes of EUR 400 (CHF 622) issued by AFS.

On March 1, 2001, Adecco S.A. also provided banks with irrevocable and unconditional guarantees of CHF 80 and USD 100 (CHF 125) in respect to derivative financial instrument transactions executed by AFS.

Adecco S.A. has guaranteed the total amount of EUR 162 drawn from the credit facility in the form of letters of credit as of December 31, 2003.

Adecco S.A. has guaranteed the outstanding notes of USD 200 (CHF 250) and the outstanding notes of EUR 122 (CHF 190) assumed by a subsidiary as part of the Olsten acquisition and notes of USD 33 (CHF 42) issued by Delphi Group Limited.

Adecco S.A. has irrevocably and unconditionally guaranteed the convertible notes of originally EUR 360 (CHF 560) issued by Adecco Finance BV, a subsidiary of Adecco S.A. Adecco S.A. has also provided Adecco Finance BV (formerly Meridian BV) with guarantees for any receivable the subsidiary may have from group companies arising from group financing. In addition, Adecco S.A. has issued originally 539,988 call options of its registered shares to Adecco Finance BV at an initial strike price of CHF 1072.40 (CHF 107.24 after the 10 to 1 split, which occurred in May 2001) at the exchange rate of CHF 1.6084 per Euro which are payable in five annual instalments. The notes were redeemable for the principal amount together with accrued interest at the option of the note holders only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 2 (CHF 3). The remaining balance of the notes is convertible into 6,361,150 shares of Adecco S.A. The resulting liability has been included in provisions at the original price per option. Adecco S.A. has also committed to provide Adecco Finance BV with Euro loans for the exercise price each time Adecco Finance BV exercises an option. Loans bear interest at 5.124% and are repayable in November 2004.

Additionally, approximately CHF 824 of the credit facilities issued to several subsidiaries in Europe, North America, South America, Asia and Australia have been guaranteed.

Note 2 – Outstanding Bonds

	December 31, 2003		December 31, 2002
4.0% due July 7, 2005	CHF	300	CHF	300

Note 3 - Treasury Shares

The reserve for treasury shares held by the Holding Company is transferred to/from retained earnings. All treasury shares are held by Adecco S.A. As of December 31, 2003 and 2002 no subsidiary company held any treasury shares.

	Total Cost		Number	Purchase sale price average per share		Highest price per share		Lowest price per share
Registered shares:
At December 31, 2001	CHF	4	129,558
Participation certificates exchanged for common stock		5	43,260	CHF	89	CHF	89	CHF	89

At December 31, 2002	CHF	9	172,818

Disposed of during the year		—	(4,146)	CHF	53	CHF	53	CHF	53

At December 31, 2003	CHF	9	168,672

Participation certificates:
At December 31, 2001	CHF	5	43,260
Participation certificates exchanged for common stock		(5)	(43,260)	CHF	89	CHF	89	CHF	89

At December 31, 2002	CHF	—	—

Total treasury shares	CHF	9	168,672

Adecco S.A (Holding Company) - Notes to Financial Statements - as of December 31, 2003

In millions, except share and per share amounts

Note 4 – Shareholders’ Equity

	Share capital			General reserve		Reserve for treasury shares		Retained earnings		Total
December 31, 2002	CHF	187		CHF	1,972	CHF	9	CHF	1,544	CHF	3,712
Dividend distribution									(112)		(112)
Share capital increase					15						15
Net income for the year									1,081		1,081

December 31, 2003	CHF	187	[1]	CHF	1,987	CHF	9	CHF	2,513	CHF	4,696

[1]	187,158,400 common shares at CHF 1 par value.

On April 16, 2003, Adecco S.A. held its annual general meeting of shareholders in Lausanne, Switzerland. At the meeting, the Adecco Shareholders approved the following:

Conditional shares

As of December 31, 2003 Adecco S.A. had conditional capital under Art 3quater of the Articles of Incorporation of Adecco S.A. of 15,400,000 shares, for a maximum aggregate amount of CHF 15,400,000, for issue of a maximum of 15,400,000 registered shares, which shall be fully paid up by the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies.

Adecco S.A. had 6,271,910 and 6,560,330 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 31, 2003 and December 31, 2002 respectively under Art 3ter of Articles of Incorporation of Adecco S.A. These shares shall be fully paid up by the exercise of option rights which the Board of Directors grants to the employees and to the members of the Board of Directors of Adecco S.A. or of its affiliated companies.

During 2003, 288,420 shares were issued for stock options for a total value of CHF 15.

Authorised shares

The authorisation for the Board of Directors to issue up to 19,000,000 additional Adecco shares under Art 3bis of Articles of Incorporation of Adecco S.A. to finance possible mergers and acquisitions was extended until April 16, 2005.

Note 5 – Significant Shareholders

Adecco S.A.’s shares are registered shares. Adecco is not aware of any significant shareholders, other than Akila Finance S.A. and the Jacobs Group (consisting of KJ Jacobs AG, Zurich, Switzerland and members of the family of Klaus J. Jacobs) which held interests of 18.3% and 11.7% respectively, as of December 31, 2003.

Note 6 – Restriction Regarding the Distribution of Dividends

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve is not available for distribution.

Note 7 – Subsequent Events

On April 30, 2004, Adecco S.A. announced that it had negotiated an extension until June 18, 2004 of its obligation to deliver its 2003 audited financial statements to the lenders under its syndicated loan facility.

Following Adecco S.A.’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, class action lawsuits were commenced in the U.S. against Adecco S.A. and certain of its current and former directors and officers alleging violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by Adecco S.A. between March 2000 and January 2004 regarding its earnings and operating results. The class action lawsuits, which have been consolidated, seek an unspecified amount of damages on behalf of purchasers of Adecco S.A.’s securities. To date, there has been little activity in the cases. Adecco S.A. intends to defend these actions vigorously.

The U.S. Securities and Exchange Commission, the U.S. Department of Justice, the SWX Swiss Stock Exchange and the Swiss Federal Banking Commission have commenced investigations into various matters. Adecco S.A. is cooperating fully with these investigations.

At this stage, Adecco S.A. is unable to predict when the class action litigation and regulatory investigations will be resolved nor whether the ultimate resolution of certain of these matters will have a material adverse effect on Adecco S.A.’s financial position and results of operations.

Adecco S.A. (Holding Company) - Notes to Financial Statements – as of December 31, 2003

In millions, except share and per share amounts

Proposed Appropriation of Retained Earnings

2003
Dividend
CHF 0.70 per registered share	159,363,147[1]
To be carried forward	2,353,925,632

2,513,288,779

[1]	This amount represents the maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 186,989,728, conditional shares of 21,671,910 and authorised shares of 19,000,000 as of December 31, 2003. Included in this total number of shares are 40,671,910 authorised and conditional shares, which were not in circulation as of December 31, 2003.

Report of the Statutory Auditors to the General Meeting of Adecco S.A., Chéserex

As statutory auditors, we have audited the accounting records and the financial statements, (balance sheet, statements of operations and notes, pages 43 to 47) of Adecco S.A. for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

ERNST & YOUNG Ltd

Mike Sills	Ancillo Canepa
Chartered Accountant	Swiss Certified Accountant
(in charge of the audit)

Zurich, May 28, 2004

Major Consolidated Subsidiaries

	Group holding	F/H/O/S*
Europe

Austria
Adecco Gesellschaft M.B.H.	100%	O
jobpilot Austria GmbH[1]	100%	O

Belgium
Adecco Construct NV	100%	O
Adecco Coordination Center S.A.	100%	F
Adecco Personnel Services NV	100%	O
Ajilon Engineering NV	100%	O
Ajilon Finance BV	100%	O
Ajilon IT NV	100%	O
International Consultants Nv	100%	O
jobpilot SPRL	100%	O
Ki Teleoutsourcing Nv	100%	O
Lee Hecht Harrison Belgium NV	100%	O
People Select Nv	100%	O

Croatia
Adecco Croatia D.O.O.	100%	O

Czech Republic
Adecco Spol. S. R.O.	100%	O
jobpilot Cz S.R.O1	100%	O

Denmark
Adecco A/S	100%	O

Finland
Adecco Finland OY	100%	O
Ajilon Finland OY	100%	O

France
Ajilon France S.A.	100%	H/O
Adecco It Services Sasu	100%	S
Adecco Travail Temporaire Sasu	100%	O
Adia Sasu	100%	O
Ahf E-Business Sasu	100%	O
Ajilon Engineering S.A.	100%	O
Ajilon IT Consulting S.A.	100%	O
Ajilon Sales and Marketing S.A.	100%	O
Alexandre Tic	100%	O
Cefope Emploi Sarl	100%	O
Ecco Sas	100%	H
jobpilot France SARL[1]	100%	O
Lee Hecht Harrison France S.A.	100%	O
Oberthur	100%	O
Quick Medical Service	100%	O

Germany
Adecco Beteiligungs GmbH	100%	O
Adecco Outsourcing GmbH	100%	O
Adecco Personaldienstleistungen GmbH	100%	O
Ajilon Germany Gmbh	100%	O
jobpilot GmbH[1]	100%	O
Lee Hecht Harrison GmbH	100%	O
Verwaltungsgesellschaft Adecco MBH	100%	H

Greece
Adecco HR AE	100%	O

Hungary
Adecco Magyarorszagi Szemelyzeti Kozvetito Kft	100%	O
jobpilot Hungary Magyaroszag[1]	100%	O

Ireland
Adecco Ireland Ltd.	100%	O

Italy
Adecco Italia Holding di Partecipazione
e Servizi SPA	100%	H
Adecco Paywise Systems SRL	100%	O
Adecco Italia Societa di Fornitura di Lavoro
Temporaneo SPA	100%	O
Ajilon SRL	100%	O
jobpilot Italia SRL[1]	100%	O

Luxembourg
Adecco Luxembourg S.A.	100%	O
Ajilon Luxembourg S.A.	100%	O

Monaco
Adecco Monaco SAM	100%	O

The Netherlands
Adecco Computer People Holdings BV	100%	H
Adecco Finance BV	100%	F
Adecco Holding Europe BV	100%	H
Adecco Interecco Holding BV	100%	H
Adecco Latam Holding BV	100%	H
Adecco Nederland Beheer BV	100%	H
Adecco Nederland Holding BV	100%	H
Adecco Olsten Finance BV	100%	F
Adecco Olsten Holding BV	100%	H
Adecco Overseas Holding BV	100%	H
Adecco Paywise Systems Aps BV	100%	H
Adecco Personeelsdiensten BV	100%	O
Adia International Investeringen BV	100%	H
Ajilon Holding Europe BV	100%	H
Ajilon Managed Services BV	100%	O
Ajilon Professional Staffing BV	100%	O
Lee Hecht Harrison Nederland BV	100%	O

Norway
Adecco Airport Security AS	15%	O
Adecco Marine Weld AS	100%	O
Adecco Norge AS	100%	O
Adecco Security AS	100%	O
Ajilon Norway AS	100%	O
Olsten Norway AS	100%	H

Poland
Adecco Poland Sp Z.O.O.	100%	O
jobpilot Polska Sp Z.O.O.[1]	100%	O

Portugal
Adecco Formacao e Consultadoria Ltda	100%	O
Adecco Marketing Services Ltda	100%	O
Adecco Recursos Humanos Ltda	100%	O

Romania
Adecco Romania Srl	100%	O

Russia
Ooo Adecco	100%	O

Slovenia
Adecco RH D.O.O	100%	O

Spain
Adecco Formacion S.A.	100%	O
Adecco Iberia S.A.	100%	H
Adecco Paywise Systems Aps Spain S.A.	100%	O
Adecco TT S.A., Empresa de Trabajo Temporal	100%	O
Ajilon S.A.	100%	O
Career Management S.A.	100%	O
Horecca Staffing Services Empresa de Trabajo
Temporal S.A.	100%	O
Ole Staffing S.A.	100%	S

Sweden
Adecco HR AB	100%	O
Adecco Sweden AB	100%	O
Ajilon Sweden AB	100%	O

[1]	see note 19 to the consolidated financial statements – ‘Sale of jobpilot group’

*	Represents:

F - Financial

H - Holding

O - Operating

S - Group Services

Major Consolidated Subsidiaries

	Group holding	F/H/O/S*
Switzerland
Adecco Management & Consulting S.A.	100%	S
Adecco Ressources Humaines S.A.	100%	O
Adecco S.A.	100%	H
Adecco Special Financing AG	100%	F
Adiainvest S.A.	100%	F
Ajilon SARL	100%	O
jobpilot Switzerland S.A.[1]	100%	O
Lee Hecht Harrison S.A.	100%	O

Turkey
Adecco Hizmet Ve Danismanlik AS S.A.	51%	O

United Kingdom
Adia Properties Ltd	100%	F
Ajilon Consulting Ltd	100%	O
Ajilon Finance Ltd.	100%	O
Adecco Holdings (Uk) Ltd	100%	H
Adecco UK IT Holdings	100%	H
Adecco UK Ltd.	100%	O
Ajilon Communications Ltd.	100%	O
Ajilon Group Ltd.	100%	O
Ajilon (UK) Ltd.	100%	O
Computer People International Ltd	100%	O
Delphi Holdings Ltd	100%	H
jobpilot UK Ltd.	100%	O
Jonathan Wren & Co Ltd.	100%	O
Jonathan Wren Search & Selection Ltd.	100%	O
Lee Hecht Harrison Ltd.	100%	O
Office Angels Ltd.	100%	O
Olsten Uk Holdings Ltd.	100%	H
Roevin Management Services Ltd.	100%	O
Techman Holdings Ltd	100%	H

North America

Canada
Adecco Employment Services Ltd.	100%	H/O
Adecco Quebec, Inc.	100%	O
Ajilon Canada Inc.	100%	O
Ajilon Staffing Of Canada Ltd.	100%	O

USA
Adecco Employment Services, Inc.	100%	O
Adecco Health Inc	100%	O
Adecco Mc Inc	100%	S
Adecco North America, LLC	100%	H/O
Adecco USA, Inc.	100%	O
Adecco, Inc.	100%	H
Ado Staffing, Inc.	100%	H
Ajilon Communications LLC	100%	O
Ajilon Holdings LLC	100%	O
Ajilon Professional Staffing LLC	100%	O
Alert Staffing LLC	49%	O
Computer People Inc	100%	O
Lee Hecht Harrison LLC	100%	O
Paywise, Inc.	100%	O
Tad Pgs Inc.	100%	O
The Workcard Company	100%	O

Asia Pacific

Australia
Adecco Australia Pty Ltd.	100%	H/O
Adecco Holdings Pty Ltd.	100%	H
Ajilon Australia Pty Ltd.	100%	O
Adecco Services Pty Ltd.	100%	O
Icon Recruitment Pty Ltd.	100%	O
Jonathan Wren Australia Pty Limited	100%	O
Lee Hecht Harrison Pty Limited	100%	O
Tad Pty Ltd.	100%	O

China
Guangdong Adecco Personnel Services Ltd.	75%	O
Templar International Consultants
(Shang Hai) Ltd.	100%	O

Hong Kong
Ecco Services (Asia) Ltd.	100%	H/O
Adecco Personnel Ltd.	100%	O
Lee Hecht Harrison Pty Limited	100%	O
Templar International Consultants Ltd.	100%	O

India
Adecco Contact Centre Solutions India Private Ltd.	100%	O

Indonesia
Pt Templar International Consultants	100%	O

Japan
Adecco Ltd.	100%	O

Malaysia
Agensi Perkerjaan Adecco Personnel SDN BHD	100%	O

New Zealand
Adecco New Zealand Ltd.	100%	O
Adecco Personnel Ltd.	100%	O

Philippines
Add-Force Personnel Services, Inc.	25%	O
Add International Services, Inc.	25%	O

Singapore
Adecco Engineering Pte Ltd.	100%	O
Adecco Personnel Pte Ltd.	100%	O
Lee Hecht Harrison Pte Ltd.	100%	O

South Korea
Adecco Korea Inc.	100%	O

Taiwan
Adecco Personnel Company Ltd.	100%	O
Adia Taiwan Ltd.	100%	O

Thailand
Adecco Consulting Limited	100%	O
Adecco Eastern Seaboard Ltd.	100%	O
Adecco New Petchburi Recruitment Limited	100%	O
Adecco Phaholyothin Recruitment Ltd.	100%	O
Adecco Rama 4 Recruitment Limited	100%	O
Templar International Consultants Ltd.	100%	O

Latin America

Argentina
Adecco Argentina S.A.	100%	O

Bolivia
Adecco Bolivia S.A.	100%	O

Brazil
Adecco Top Services Recursos Humanos S.A.	100%	O

Chile
Adecco Servicios Empresariales S.A.	100%	O
Adecco Recursos Humanos S.A.	100%	O

Colombia
Adecco Colombia S.A.	100%	O
Adecco Servicios Colombia S.A.	100%	O

Costa Rica
Adecco de Costa Rica Recursos Humanos S.A.	100%	O

Dominican Republic
Adecco Dominicana C.Por A	100%	O

Ecuador
Adeccoiberia S.A.	100%	O

Guatemala
Adecco Guatemala Sociedad Anonima	100%	O

*	Represents:

F - Financial

H - Holding

O - Operating

S - Group Services

Major Consolidated Subsidiaries

	Group holding	F/H/O/S*
Mexico
Ecco Servicios De Personal S.A. de CV	100%	O/H
Entreprise Adecco S.A. de CV	100%	O
Excellance Adecco S.A. de CV	100%	O
Interim Adecco S.A. de CV	100%	O
Performance Adecco S.A. de CV	100%	O
Reussite Adecco S.A. de CV	100%	O
Servicios Administratives Adecco S.A. de CV	100%	O
Servicios Especializados Adecco S.A. de CV	100%	O
Servicios Integrales Adecco S.A. de CV	100%	O

Panama
Adecco Panama S.A.	100%	O

Peru
Adecco Consulting S.A.	100%	O
Adecco Peru S.A.	100%	O
Adecco Peru Servicios Temporales S.A.	100%	O

Puerto Rico
Adecco Personnalservices, Inc.	100%	O
Adecco Speciality Brands Inc.	100%	O

Uruguay
Adecco Uruguay S.A.	100%	O

Venezuela
Adecco Empresa de Trabajo Temporal C.A.	100%	O
Adecco Servicios de Personal C.A.	100%	O

Other

Bermuda
Adecco Financial Services (Bermuda) Ltd.	100%	F
Adecco Reinsurance Company Limited	100%	F
Adia Funding Ltd.	100%	F
Secad Ltd.	100%	F

Israel
Adecco Israel Staffing Services Ltd.	100%	O

Morocco
Adecco Maroc S.A.	100%	O

South Africa
Adecco Recruitment Services (Pty) Ltd.	100%	O
Inkomba Recruitment Services Pty Ltd.	90%	O

Tunisia
Adecco Tunisie SARL	100%	O

*	Represents:

F - Financial

H - Holding

O - Operating

S - Group Services

Corporate Governance

This Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of the Adecco Group’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies and in the Charters of the Committees of the Board of Directors. The Adecco Group’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance of March 2002.

In this report the Adecco Group discloses its Corporate Governance information as of December 31, 2003 and prior years, unless indicated otherwise. However, all financial information of the Adecco Group’s Consolidated Financial Statements is presented for the years ended December 28, 2003, December 29, 2002 and December 30, 2001.

The Adecco Group’s fiscal year ends on the Sunday nearest to December 31. For 2003, 2002 and 2001, the fiscal years ended on December 28, 2003, December 29, 2002 and December 30, 2001, respectively. The fiscal year of Adecco S.A. (Holding Company) is the calendar year, ending on December 31, 2003 and December 31, 2002 and December 31, 2001.

Beginning 2003, the Adecco Group changed its reporting currency from Swiss francs to Euro and provides its 2003, 2002 and 2001 Consolidated Financial Statements in Euro. Adecco S.A. reports its financial statements in Swiss francs.

In this report, the Corporate Governance information is presented in Euro except for information on shares, share capital and dividends, which is provided in Swiss francs. Income, expenses and cash flows are translated at average exchange rates during the period and assets and liabilities are translated at period-end exchange rates. Prior year information has been recast into Euro using the methodology consistent with SFAS No. 52 (For more details, see Note 1 in the Notes to Consolidated Financial Statements - as of December 28, 2003).

The NYSE requires Adecco S.A., which under the applicable SEC rules qualifies as Foreign Private Issuer, to disclose the elements of significant differences between home country corporate governance practices and of material noncompliance with U.S. rules on corporate governance. This information is published on the Internet: <http://nyse.adecco.com>.

1. Structure and Shareholders of Adecco S.A.

Legal and management structure

Adecco S.A. is a company limited by shares (société anonyme) organised under the laws of Switzerland, with its registered office at Chéserex, Switzerland. The Adecco Group’s principal corporate office is the office of its management company Adecco management & consulting S.A. at Sägereistrasse 10, Glattbrugg, Switzerland.

Adecco S.A. is listed at the SWX Swiss Exchange (shares ADEN / trading on Virt-x: 1213860), at the New York Stock Exchange NYSE (ADRs ADO), and at Euronext Premier Marché [shares 12819]). As of December 31, 2003, the market capitalisation of Adecco S.A., based on outstanding shares, amounted to approximately CHF 14.9 billion. On May 28, 2004, this market capitalisation amounted to approx. CHF 11.3 billion.

The Adecco Group delivers a broad range of flexible staffing and career resources to corporate clients and qualified associates worldwide. The Adecco Group provides its services through its four Divisions: Adecco Staffing, Ajilon Professional, LHH Career Services and e-HR Services & Others.

The Adecco Staffing Division network focuses on providing flexible staffing solutions to a broad range of business and industry, including the automotive, banking, electronics, logistics and telecommunications sectors. The Ajilon Professional Division offers a range of specialised staffing and consulting businesses, with particular emphasis on the provision of information technology services, finance and accounting and high-end clerical support. The LHH Career Services Division provides outplacement and counselling to employees in transition, together with leadership development and organisational consulting. The e-HR Services & Others Division provides online recruitment advertising. In April 2004, from the e-HR Services division, the jobpilot operations were sold.

The Adecco Group provides these services to businesses located throughout North America, Europe, Asia Pacific, Latin America and Africa.

As of June 2004, the Adecco Group’s organisational structure is as follows:

•	Jérôme Caille, Chief Executive Officer of the Adecco Group, President of the Adecco Staffing Division;

•	Jim Fredholm, Chief Financial Officer of the Adecco Group (since June 2004); previously:

•	Andres Cano, Chief Financial Officer ad interim of the Adecco Group (January to May 2004);

•	Felix Weber, Chief Financial Officer of the Adecco Group and President of the e-HR Services Division (until January 2004);

•	Stephen G. Harrison, Chief Group Human Resources Officer, CEO of the LHH Career Services Division (until February 2004), Group Compliance Officer since February 2004;

•	Ray Roe, President of the Ajilon Professional Division (since January 2004: Chief Executive Officer of the Adecco Group’s North American operations);

•	Luis Sánchez de León, Chief Sales, Marketing and Business Development Officer.

The Adecco Group comprises numerous legal entities around the world, mainly organised along the divisional structure. The major consolidated subsidiaries are listed on pages 49 to 51 in this report. No subsidiary of the Adecco Group is listed at a Stock Exchange; however, certain subsidiaries have issued convertible notes, as described further in this section.

Shareholders

As of December 31, 2003, the total number of shareholders directly registered with Adecco S.A. was 12,172.

As of December 31, 2003, the amount of 34,188,580 shares or 18.3% of the issued shares were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. No change in the shareholding of Akila Finance S.A. has been reported to Adecco S.A. in the year under review.

As of December 31, 2003, the amount of 21,957,710 Adecco S.A. shares or 11.7% of the issued shares were held by KJ Jacobs AG,

Corporate Governance

Zurich, Switzerland. Beneficial owners of the shares held by KJ Jacobs AG are the charitable foundation “Jacobs Stiftung” (Zurich) and an association named “Jacobs Familienrat”.

To the aforementioned two shareholders, the voting right restriction of 5% as per art. 4 sec. 3 of the Articles of Incorporation (Internet: <http://aoi.adecco.com>) does not apply.

Adecco S.A. is not aware that as of December 31, 2003 any person or entity other than those stated above owned more than 5% of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised.

At present, there are no cross-shareholdings exceeding 5% of a party’s share capital and Adecco S.A. is not a major shareholder to any listed company.

Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5, 10, 20, 33 1/3, 50 or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A.’s management is also under an obligation to publish the disclosure no later than two trading days after receipt.

2. Capital Structure

Capital and change of capital

Adecco S.A.’s (Holding Company) capital structure as of the dates indicated below was as follows:

CHF in millions	Issued Shares			Issued Participation Certificates			Authorised Capital			Conditional Capital			Reserves, General and for treasury shares Amount		Retained earnings
	Shares	Amount		Certificates	Amount		Shares	Amount		Shares	Amount
January 2, 2000	178,358,280	CHF	178.4	49,000	CHF	—	6,562,900	CHF	6.6	19,471,910	CHF	19.5	CHF	1,273	CHF	903
Changes	7,155,150		7.2	—		—	(6,562,900)		(6.6)	(7,204,150)		(7.2)		656		209
December 31, 2000	185,513,430		185.6	49,000		—	—		—	12,267,760		12.3		1,929		1,112
Changes	785,268		0.8	—		—	19,000,000		19.0	214,732		0.2		31		321
December 30, 2001	186,298,698		186.4	49,000		—	19,000,000		19.0	12,482,492		12.5		1,960		1,433
Changes	571,282		0.6	(49,000)		—	—		—	9,477,838		9.5		21		111
December 29, 2002	186,869,980		187.0	—		—	19,000,000		19.0	21,960,330		22.0		1,981		1,544
Changes	288,420		0.3	—		—	—		—	(288,420)		(0.3)		15		969
December 28, 2003	187,158,400	CHF	187.3	—	CHF	—	19,000,000	CHF	19.0	21,671,910	CHF	21.7	CHF	1,996	CHF	2,513

On April 16, 2003, the Annual General Meeting of Shareholders approved a prolongation of authorised capital as described below. Details of Adecco S.A.’s general reserves and retained earnings are included in Note 4 to the Financial Statements of Adecco S.A. (Holding Company).

Additional information and exact wording can be found in the Articles of Incorporation of Adecco S.A. (Internet: <http://aoi.adecco.com>).

Authorised capital

The Board of Directors is authorised until April 16, 2005 to increase the share capital in one or more steps by up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. The Board of Directors is authorised to withdraw the subscription rights of the shareholders under certain conditions as stated in the Articles of Incorporation.

Conditional capital

Conditional capital of up to 6,271,910 shares (CHF 6,271,910) is reserved for the exercise of option rights granted to employees and members of the Board of Directors of Adecco S.A. or of its affiliated companies. The subscription rights of shareholders as well as the option subscription rights of the shareholders are excluded.

Conditional capital of up to 15,400,000 shares (CHF 15.4 million) is reserved for the exercise of option or conversion rights granted in relation to financial instruments such as bonds or similar debt instruments of Adecco S.A. or of its affiliates. The subscription rights of the shareholders regarding the subscription of the shares are excluded. The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors.

Shares and participation certificates

In May 2001, there was a share split by 10 to 1 and a participation certificates split by 2 to 1, which has been reflected in all share amounts presented. All shares are fully paid-up registered shares with a par value of CHF 1. All shares bear the same dividend and voting rights.

Bonus certificates

Adecco S.A. has not issued bonus certificates (“Genussscheine”).

Corporate Governance

Limitations on registration, nominee registration and transferability

Each Adecco S.A. share represents one vote.

Acquirers of registered shares are recorded in the share register as shareholders with the right to vote upon request, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. Since April 1999 any person or entity will be registered with the right to vote for no more than 5% of the registered share capital as set forth in the commercial register. The registration restriction also applies to persons who hold some or all of their shares through nominees. See art. 4 sec. 2 of the Articles of Incorporation (Internet: <http://aoi.adecco.com>). The Board of Directors may grant exemptions to this registration restriction.

The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement (see art. 4 sec. 3 of the Articles of Incorporation (Internet: <http://aoi.adecco.com>)).

Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), are treated as one single person or nominee with regard to the registration restriction and the nominee registration. See art. 4 sec. 4 of the Articles of Incorporation (Internet: <http://aoi.adecco.com>).

Convertible notes

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a fully owned subsidiary of the Adecco Group, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on August 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003, to August 12, 2013, at the option of the bondholder the bonds will be convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S. A. would issue an additional 9,523,809 shares, if not converted, the Adecco Group would pay a redemption price of up to 116.05% of the principal amount of the bonds.

In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly owned subsidiary of Adecco S.A., issued EUR 360 million convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder on November 25, 2001. Certain note holders exercised their redemption right on their notes for the principal amount totalling EUR 3 million. The notes are convertible into Adecco S.A. shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per Euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A. Adecco S.A.’s shareholders have no pre-emptive rights with respect to the shares issued in connection with the conversion of the notes, and the advance subscription rights in the bonds have been excluded, hence, there is no subscription ratio for the bonds.

Adecco S.A. has unconditionally and irrevocably guaranteed the convertible notes of EUR 360 million originally issued by Adecco Finance BV as well as the convertible bonds of CHF 900 million issued by Adecco Financial Services (Bermuda) Ltd. See also Note 7 in the Notes to Consolidated Financial Statements.

Retained earnings

The change in retained earnings comprise the increase resulting from the recognition of the annual net income and dividend distribution.

General reserve and reserve for treasury shares

Generally, the annual increases of general reserves are related to the issuance of shares for stock options exercised. In 2000, the share capital was increased in connection with the acquisition of Olsten and the additional paid in capital has been recognised in the general reserve.

Options issued

The Adecco Group has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place.

Certain options granted under the plans are tradeable at the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option in the open market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option in the open market, options may be held by a non-employee or non-director of the Adecco Group. The trading of the tradable options is managed by a Swiss bank.

The purpose of the plans is to furnish incentives to selected employees and directors, to encourage employees to continue employment with the Adecco Group and to encourage selected employees and directors to own shares and to align with shareholder interests. Upon exercise of options, Adecco S.A. may deliver either shares from its conditional capital, of which up to 6,271,910 shares are reserved for this purpose, or shares bought back in the open market.

The Nomination and Compensation Committee proposes to the Board of Directors upon recommendation of the Senior Management who shall be granted options, the size of the option grant for each optionee, the conditions, the exercise price, and the date of granting. The Board of Directors has to approve the option grant and the conditions thereof. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. Options may be exercised or sold at any time within the exercise period except for limitations set forth in the Adecco Group Insider Trading Statement of Policy and by regulatory authorities.

Corporate Governance

Except under certain circumstances, unvested options granted under a plan lapse upon termination of employment or Board membership. The Board of Directors may modify, amend, suspend or discontinue the plans.

Options outstanding as of December 31, 2003:

Exercise Price per Share	Number	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price per Share
CHF 17 - 53	1,475,330	3.6	CHF	51
CHF 54 - 78	3,863,155	7.4	CHF	60
CHF 79 - 84	2,041,400	7.5	CHF	79
CHF 85 - 107	6,804,230	5.4	CHF	92
CHF 108 - 169	1,383,795	6.0	CHF	108
CHF 170 - 298	58,990	3.6	CHF	205

CHF 17 - 298	15,626,900	6.0	CHF	80

For further details, see Note 10 in the Notes to Consolidated Financial Statements – as of December 28, 2003.

Corporate Governance

3. Board of Directors

Areas of responsibility of the Board of Directors and the Management are defined by law and by the Articles of Incorporation of Adecco S.A. (Internet: <http://aoi.adecco.com>).

As of December 31, 2003, the Board of Directors of Adecco S.A. consisted of nine members.

Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted exemption from this requirement.

The following table sets forth the name, year of birth, entry date and terms of office, nationality, professional education and principal positions of those individuals who served as members of the Board of Directors as of December 31, 2003:

John Bowmer[1] (1944)	• Chairman of the Board of Directors; member of the Board of Directors since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

• British nationality.

• Studied at Keele University, England, and graduated with a degree in Economics and Politics; holds a Masters degree from the London Graduate School of Business Studies.

•       Chief Executive Officer of the Adecco Group from August 1996 to April 2002, when he became Chairman of the Board. Chief Executive Officer of Adia from January 1992 to August 1996. Zone Manager for Adia’s Asia Pacific operations from 1989 to 1991.

• Board memberships: CP Ships, Canada (Member)[3].

• Other functions: Regional Advisory Board of London Business School (Member).

Miguel Alfageme[1] (1963)	• Member of the Board of Directors since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

• Spanish nationality.

• Degree in Business Administration from ICADE (Universidad Pontificia Comillas), Spain.

•       Until his Board appointment in 2002, Mr Alfageme had been a member of the Executive Committee for the Adecco Group since 1998 as General Manager Southern Europe and Latin America. Before he had been General Manager Spain since 1990. Mr Alfageme was previously with the BNP Group.

• Board memberships: Adecco Foundation for Labour Integration (Member); Adecco Iberia S.A. (President of Honour).

Philippe Foriel-Destezet[2] (1935)	• Member of the Board of Directors since August 1996; term of office ends at the day of the General Meeting of Shareholders 2004.

• French nationality.

• Graduated from HEC Paris; Chevalier de la Légion d’Honneur.

• Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

• Board memberships: Akila Finance S.A., Luxembourg (Chairman); Securitas AB, Sweden (Member until April 2004)[3], Carrefour S.A., France (Member until April 2004)[3].

Christian Jacobs[2] (1962)	• Member of the Board of Directors since April 2002; term of office ends at the day of the General Meeting of Shareholders 2004.

• German nationality.

• PhD in Law; Studied Law and Business Administration at the Universities of Freiburg in Breisgau and Munich, Germany and Aix-en-Provence, France.

•       Partner in the law firm White & Case, Hamburg; previously a partner with attorneys Huth Dietrich Hahn in Hamburg. Practised corporate, capital markets, antitrust and European law with Büsing, Müffelmann & Theye in Bremen.

•       Board memberships: KJ Jacobs AG, Zurich (until March 31st, 2004: Chairman); Barry Callebaut AG, Zurich (Member)[3]; Stollwerck AG, Germany (Chairman)[3]; Stiftung der Deutschen Kakao- und Schokoladenwirtschaft, Germany (Member); Berlin Co. KG AA, Germany (Vice Chairman); Jacobs Foundation, Zurich (since April 1st, 2004: Chairman); INFRONT Sports & Media AG, Zug (Vice Chairman); Banco Continental, Panama (Member until April 2004).

[1]	Executive member of the Board of Directors.

[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2003 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.

[3]	Listed Company.

Corporate Governance

Philippe Marcel[1] (1953)	• Member of the Board of Directors since April 2002 ; term of office ends at the day of the General Meeting of Shareholders 2004.

• French nationality.

• Graduated from EM Lyon France.

•       Until his board appointment in 2002, Mr. Marcel was a member of the Senior Management Team of the Adecco Group. In the Executive Committee he was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

• Board memberships: Adecco France (Chairman), Adecco Germany (Chairman), April Group, France (Member)[3], GL Events, France (Member)[3].

Conrad Meyer[2] (1949)	• Member of the Board of Directors since May 2001; term of office ends at the day of the General Meeting of Shareholders 2004.

• Swiss nationality.

•       Graduated in Business Administration from the University of Zurich. Full Professor of Accounting, Control and Risk Management and Director of the Institute of Accounting and Control at the University of Zurich.

•       Board memberships: Neue Zürcher Zeitung AG, Zurich (Chairman); ATAG Asset Management, Basel (Chairman); KJ Jacobs AG, Zurich (Member); The Swiss Accountancy Academy, Zurich (Member); Board of the Prince of Liechtenstein Foundation, Liechtenstein (Member).

• Other functions: President of the Commission of the Swiss Accounting and Reporting Recommendations (ARR); President of the Panel of Experts for Reporting Requirements at SWX Swiss Exchange.

Yves Perben[2] (1940)	• Member of the Board of Directors since August 1996; term of office ends at the day of the General Meeting of Shareholders 2004.

• Swiss and French nationality.

•       Graduated in Business Administration from the HEC, Paris (MBA). Graduated in Political Sciences and International Relations at the IEP Paris (MA). Qualified as a Chartered Public Accountant at the D.E.C.S.

• Chairman and CEO of Corpofina-Geneva. Previously, Mr Perben worked with Corpofina-Paris, Indosuez (Corporate Banking), Paribas (Corporate Banking) and Unilever Group.

• Board memberships: UEB - United European Bank (Switzerland), Geneva (Member of the Board and Member of the Audit Committee); Qualis SCA, Paris (Member of the Supervisory Board).

Andreas Schmid[2] (1957)	• Member of the Board of Directors since April 1999; term of office ends at the day of the General Meeting of Shareholders 2004.

• Swiss nationality.

• Masters degree in Law from the University of Zurich, Switzerland.

• CEO of Barry Callebaut AG from 1999 to 2002, having previously been CEO of Jacobs AG and before that the President of the Mövenpick Consumer Goods Division.

• Board memberships: Barry Callebaut AG, Zurich (Chairman)[3]; Kuoni Reisen Holding AG, Zurich (Chairman)[3]; Unique Flughafen Zurich AG (Chairman)[3]; Stollwerck AG, Germany (Member)[3].

Ernst Tanner[2] (1946)	• Member of the Board of Directors since April 2000; term of office ends at the day of the General Meeting of Shareholders 2004.

• Swiss nationality.

• Graduated from business school in Switzerland; completed studies at Columbia University, New York, and Harvard University, Cambridge, U.S.

•       Since 1993, CEO of Chocoladefabriken Lindt & Sprüngli AG, Kilchberg, Switzerland, and since 1994 Chairman of the Board and CEO of Lindt & Sprüngli[3]. Before 1993 Mr. Tanner was with Johnson & Johnson for 25 years.

• Board memberships: The Swatch Group AG, Biel (Member)[3]; Credit Suisse Group, Zurich (Member)[3]; Zürcher Handelskammer, Zurich (Member).

[1]	Executive member of the Board of Directors

[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2003 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.

[3]	Listed Company

Corporate Governance

Except the ones indicated in the above table, no further significant professional or political mandates are held by the members of the Board of Directors of Adecco S.A.

Cross-involvements at the level of the Board of Directors of Adecco S.A. and other listed companies exist according to the information provided in the above table.

Members of the Board of Directors are elected for the term of office of one year, until the date of the next ordinary General Meeting of Shareholders; and may be re-elected for successive terms. Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board to the General Meeting of Shareholders. Shareholders also have the right to propose candidates to the General Meeting of Shareholders.

The Board of Directors operates under the direction of the Chairman who is appointed by the Board of Directors. As of December 31, 2003, neither a Vice Chairman nor a Delegate of the Board of Directors had been appointed. The Board held seven meetings and three phone conferences in 2003. A board meeting usually lasts for approximately six hours. For specific subjects, members of the Senior Management are present and for specific matters and on a case-by-case basis, the Board of Directors consults external advisors. The following Board Committees also assist the Board of Directors: the Audit & Finance Committee (AFC) and the Nomination & Compensation Committee (NCC).

Audit & Finance Committee (AFC)

The Audit & Finance Committee’s primary responsibility is to assist the Board in carrying out its responsibilities as they relate to the Adecco Group’s accounting policies, internal controls and financial reporting practice. The AFC is primarily responsible for the adequacy of the following functions:

•	timely financial reporting and fair presentation of the Adecco Group’s financial condition, results of operations, cash flows as well as future commitments

•	compliance with pertinent laws and regulations and internal policies

•	active oversight role with respect to the internal audit function

•	monitoring the corporate control processes through internal auditing

•	liasing authority on behalf of the Board of Directors with the external auditors

•	financial planning, including finance strategy and treasury policy.

The AFC held seven meetings (including phone conferences) in 2003. For specific subjects, members of the Senior Management are present, in particular the CEO and the CFO. The head of Internal Audit and the lead partner of the external auditors usually participate in the meetings.

As of December 31, 2003, the members of the AFC were:

Name	Position
Conrad Meyer	Chairman of the AFC
Philippe Foriel-Destezet	Member
Andreas Schmid	Member

Nomination & Compensation Committee (NCC)

The Nomination and Compensation Committee’s primary responsibility is to assist the Board in carrying out its responsibilities as they relate to the Adecco Group’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

•	establishing a compensation policy for the Adecco Group

•	reviewing and approving the goals and objectives relevant to Senior Executives’ compensation

•	evaluating Senior Executives’ performance

•	providing recommendations to the Board of Directors with respect to incentive compensation plans and equity based plans

•	establishing principles for the selection of candidates for election or re-election to the Board of Directors of Adecco S.A.

The NCC held seven meetings (including phone conferences) in 2003. For specific subjects, members of the Senior Management are present, in particular the CEO and the CFO.

As of December 31, 2003, the members of the NCC were:

Name	Position
Yves Perben	Chairman of the NCC
Philippe Foriel-Destezet	Member
Christian Jacobs	Member
Ernst Tanner	Member

The Board of Directors has delegated the day-to-day business to the Senior Management of the Adecco Group, except for specific items, such as acquisitions, long term financial commitments, management structure, budget approval, compensation policy, corporate identity policy, guidelines and policy statements.

The Board of Directors’ instruments of information and control towards the Management consist of the following main elements:

•	Management Information Systems which include the monthly reporting on performance, budget and the assessment of extraordinary events;

•	Internal Audit, reporting to the Chairman of the Audit and Finance Committee, which includes regular reporting on risk management matters.

Corporate Governance

4. Senior Management

The following table sets forth the name, year of birth, year of entry to the Adecco Group, nationality, professional education and principal positions of those individuals who served as members of the Senior Management of the Adecco Group as of December 31, 2003 as well as those who joined in June 2004. Except the ones indicated, no further professional or political mandates are held by the members of the Senior Management.

There are no significant management contracts between the Adecco Group and external providers of services.

Jérôme Caille (1967)	• French nationality.

• Graduated from EM Lyon France.

•        CEO of the Adecco Group since April 2002 and President of the Adecco Staffing Division since October 2001. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Jim Fredholm (1952) (from June 2004)	• U.S. nationality.
• Graduated from the University of Texas in the U.S. with a Bachelor of Business Administration in Accounting and Finance. Certified Public Accountant U.S. since 1981.

•        Mr Fredholm joins the Adecco Group in June 2004 from Deutsche Post World Net (“DPWN”), where he served for seven years, most recently as Managing Director of the STAR Program, and Global Integration Officer of DHL. Mr Fredholm was Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, he worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987 Mr Fredholm worked in the high-tech industry in several international finance roles based in Germany, the UK and the U.S.

Andres Cano (1962) (January to May 2004)	• Spanish nationality.

•        Graduated from ICADE (Universidad Pontificia Cornillas), Spain in 1986 with a Bachelor in Economic Sciences and Business Administration; holds a Masters in Business Administration from Madrid Business School, Spain/University of Houston, U.S.

•        Chief Financial Officer ad interim of the Adecco Group from January to May 2004, prior to this Mr Cano was Senior Vice President Controller Adecco Group. Before this he held positions as Finance Director of Adecco Staffing, Finance Director for Southern Europe and Latin America and Finance Director of Adecco T.T. (Spain) 1994 to 2003.

Felix A.Weber (1950) (till January 2004)	• Swiss nationality.
• Graduated from the University of St Gallen in Switzerland in Finance and with a PhD in Marketing.

•        Chief Financial Officer of the Adecco Group since February 1998, President of the e-HR Services Division since December 2002, Mr. Weber held Associate and Partner positions with McKinsey & Company, Switzerland from 1986 to 1998. Before 1986 CEO Swiss Aluminium South Africa and previously head of Sales and Marketing with Swiss Aluminium Limited. Mr Weber commenced his career with Asea Brown Boveri AG.

• Board membership: Syngenta AG, Basel (Member); Glacier AG (Cablecom Group), Zurich (Member).

Stephen G. Harrison (1939)	• U.S. nationality.

• MBA with honours from the University of Cincinnati, U.S.

•        In addition to his current role as Group Chief HR Officer, Steve Harrison has been named Group Chief Compliance Officer, reporting directly to the Audit & Finance Committee of the Board of Directors of Adecco S.A.

•        Until February 2004: CEO of the LHH Career Services Division of the Adecco Group (since November 2001), and president of Lee Hecht Harrison (since 1986). Previously, Mr Harrison was a partner with the Center for Diagnostic Medicine in New York and spent 14 years at Tenneco, specialising in labour relations and HR management.

• Board membership: Jobs for America’s Graduates (Member Executive Committee).

Corporate Governance

Luis Sánchez de León(1963)	• Spanish nationality.

• Graduated in Economic Science from the University Complutense, Madrid.

•        Chief Sales, Marketing and Business Development Officer of the Adecco Group since November 2001. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001. Sales and Marketing Director of Adecco Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

• Prior to 1990, Mr Sánchez de León was a Regional Controller for Southern Europe and Latin America with Rhône-Poulenc, Paris.

Ray Roe (1945)	• U.S. nationality.

• Bachelor of Science from United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, U.S.

•        Ray Roe has been appointed in January 2004 as Chief Executive Officer of the Adecco Group’s North American operations, including Adecco Staffing, Ajilon and Lee Hecht Harrison, reporting to Jérôme Caille. Prior to this he was the President and Chief Executive Officer of Ajilon, responsible for all facets of Ajilon world-wide, including both the Professional Staffing and Managed Service business lines in North America, United Kingdom, Continental Europe and Asia Pacific.

• Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison U.S. from 1993 to July 1998.

• Mr Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years.

5. Compensation, Shareholdings and Loans

The Adecco Group’s compensation philosophy

The Adecco Group’s compensation philosophy is based on pay for performance. Accordingly, individual and business unit contributions to the Adecco Group’s success are overriding considerations. The Adecco Group’s compensation programmes are designed to attract, retain, motivate and reward employees to achieve the Adecco Group’s financial and strategic objectives while ensuring the total compensation opportunity is internally equitable and externally competitive.

The Adecco Group’s compensation programme for Senior Management includes the following five key components:

•	Base Salary

•	Short-term Incentive (Bonus)

•	Long-term Incentive (The Adecco Group Stock Option Programme)

•	Fringe Benefits and Social Charges

•	Transitional Arrangements (special conditions for assignments abroad)

Base salary/fringe benefits: Annual base salary and fringe benefits are payments for doing the job. Both are determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary which is in line with the market.

Bonus: It is through the bonus system that managers can maximise their short-term earning potential. Only through increasing the Adecco Group’s profits and growth can managers maximise earning potential and therefore earn substantially more than their base compensation.

Stock option plan: Stock options are considered the long-term element to maintaining loyalty over an extended period. In addition, they encourage plan participants to increase shareholder value.

Market forces

In order to pay competitively, the Adecco Group reviews market conditions on a continuing basis. Numerous conditions impact on how employees are paid, including geographic location, industry, competition and general business climate. Pay conditions vary from country to country as business climate, cost of living, competition for jobs and local industries vary. In order to pay competitively, the Adecco Group’s country organisations conduct annual local salary surveys and review country specific economic data to determine their merit increase guidelines.

Compensation for acting and to former members of governing bodies

The total of all compensation conferred during the fiscal year 2003 to the executive members of the Board of Directors and to the Senior Management amounted to EUR 8.5 million. This amount includes honorariums, salaries, credits, bonuses and benefits in kind. The respective sum conferred to the non-executive members of the Board of Directors amounted to EUR 0.5 million. The above figures do not include bonus payments effectuated in 2003 for the fiscal year 2002. Bonus payments due in 2004 for the fiscal year 2003 are included and are based on the assumption of achieved bonus targets. No member of the governing bodies gave up his function during the fiscal year 2003.

No additional payments were conferred during the fiscal year 2003 to members of the Board of Directors or to members of the Senior Management who gave up their function during the fiscal year 2003 or before.

Corporate Governance

Shares allocated

No shares were allocated during the fiscal year 2003 to acting members of governing bodies.

Shares held

As of December 31, 2003, the members of the Senior Management and the executive members of the Board of Directors (including closely linked parties) held 131,621 shares of Adecco S.A. The non-executive members of the Board of Directors held 6 shares of Adecco S.A. Not included in these figures are the 34,188,580 shares held by Akila Finance S.A., which is owned and controlled by Philippe Foriel-Destezet and the 21,957,710 shares held by KJ Jacobs AG to which Christian Jacobs (Chairman) and Conrad Meyer are members of the Board of Directors.

Stock options held

Total of stock options granted and exercised since the merger of Adia and Ecco in 1996 and held as of December 31, 2003:

			Executive members of the Board of Directors and Senior Management			Non-executive members of the Board of Directors (no options exercised)
Year of Grant	Last year of expiry	Strike price	Granted	Exercised	Held	Subtotal per plan
1997	2006	48.40	700,000	(220,000)	480,000	—
		43.00	33,750	(27,300)	6,450	—
1998	2008	45.85	65,000	(50,000)	15,000	—
		53.50	795,000	(201,000)	594,000	—
		66.70	10,000	(8,000)	2,000	—
1999	2008	102.20	1,397,300	—	1,397,300	—
2000	2011	108.00	27,500	—	27,500	30,000
2001	2011	85.27	1,755,000	(133,334)	1,621,666	—
		107.30	—	—	—	10,000
2002	2010	109.50	200,000	—	200,000	—
		88.20	100,000	—	100,000	—
		60.00	1,152,500	(13,000)	1,139,500	—
2003	2011	60.00	200,000	—	200,000	85,000

Total			6,436,050	(652,634)	5,783,416	125,000

The figures indicated are net of options lapsed. One option entitles to the purchase of one Adecco S.A. share under the conditions as outlined in the respective plan.

In addition, one executive member of the Board of Directors indirectly held 20,000 options on the same number of Adecco S.A. shares.

For additional information on stock options, see section 2 “Capital Structure”.

Additional honorariums and remunerations

The Adecco Group conferred additional honorariums (including consultancy honorariums, other contracts/agreements) and other remunerations for services performed during 2003 neither to members of the Board of Directors and closely linked parties nor to members of the Senior Management and closely linked parties.

Highest total sum of compensations and stock option allotments conferred to a member of the Board of Directors during 2003

The highest total sum of compensation and stock option allotments conferred to a member of the Board of Directors during 2003 amounted to EUR 1.2 million and to 100,000 stock options.

Loans granted to governing bodies

The Adecco Group, for the fiscal year 2003, has no guarantees or loans outstanding or advances or credits granted to members of the Board of Directors or to members of the Senior Management, including to parties closely linked to such persons.

6. Shareholders’ Rights

See also the Articles of Incorporation (Internet: <http://aoi.adecco.com>).

Information rights

Swiss law allows any shareholder to seek information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of the Adecco Group, including business secrets, are at stake and the information requested is required for the exercise of shareholders’ rights. Shareholders may only obtain access to the books and records of the Adecco Group if authorised by the Board of Directors or the General Meeting of Shareholders. Should the Adecco Group refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholder’s inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who

Corporate Governance

shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, Adecco S.A. or any shareholder may within 30 days ask the court of competent jurisdiction at Adecco S.A.’s registered office to appoint a special commissioner. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition the court of competent jurisdiction to appoint a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with Adecco S.A.’s Articles of Incorporation. The costs of the investigation are generally allocated to the Adecco S.A. and only in exceptional cases to the petitioner(s).

General Meeting of Shareholders:

Agenda, notice, registration

Under Swiss corporate law, an ordinary General Meeting of Shareholders shall be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.

The Swiss Code of Obligations is applicable to the right to request that a specific item be put on the agenda of a General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting.

Notice of a General Meeting must be provided to the shareholders by publishing a notice of such meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a general meeting be called. Admission to the General Meeting is granted to any shareholder being registered in Adecco S.A.’s share register at a certain date, which will be published together with the invitation to the General Meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt).

Shareholders will be registered in the share register of Adecco S.A. until the date defined in the invitation to a General Meeting of Shareholders to be published in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt). Only shareholders, who hold shares registered in the share register, or their representatives, are entitled to vote.

Voting rights

Adecco S.A.’s Articles of Incorporation limit the voting rights of shareholders (including nominees) to no more than 5% of Adecco S.A.’s registered share capital (see art. 4 sec. 3 of the Articles of Incorporation). The limitation may be abolished by a resolution of the shareholders’ meeting passed with at least two-thirds of the votes represented and the absolute majority of the represented par value of the shares. The voting right restrictions do not apply to Akila Finance S.A. and KJ Jacobs AG (see section “Shareholders”).

For further details see section “Limitations on registration, nominee registration and transferability”.

Representation of shareholders

A shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy or (v) a depository. See art. 17 sec. 2 of the Articles of Incorporation. At a General Meeting of Shareholders, votes are taken on a poll.

Legal and statutory quorums

There is no provision in the Articles of Incorporation or under Swiss law requiring a quorum for the holding of a General Meeting of Shareholders. Holders of at least a majority of the Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, in order to adopt resolutions regarding:

•	changes to Adecco S.A.’s corporate purposes;

•	the creation of shares with privileged voting rights;

•	restrictions on the transferability of registered shares;

•	an authorised or conditional increase in Adecco S.A.’s equity capital;

•	an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	restriction or elimination of subscription rights;

•	relocation of Adecco S.A.’s domicile; or,

•	dissolution of Adecco S.A. without liquidation, holders of at least two-thirds of the votes represented and the absolute majority of the par value of the Adecco S.A. shares represented at such General Meeting must vote in favour of such resolutions.

In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

There are no quorums in Adecco S.A.’s Articles of Incorporation which require a greater majority than that set out by applicable law with the following exception: at least a two-thirds majority of the votes allocated to all issued shares is required for the adoption of a resolution concerning the dissolution of the company. See art. 27 of the Articles of Incorporation.

Dividend payment

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than 20% of Adecco S.A.’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of five years.

Corporate Governance

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of Adecco S.A.’s Board of Directors and the approval of the holders of Adecco S.A. shares at the General Meeting of Shareholders. How to determine the amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves is fixed in accordance with Swiss law.

Liquidation and dissolution

The Articles of Incorporation do not limit the Adecco S.A.’s duration. Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to the holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

Adecco S.A. may be dissolved and liquidated at any time by a resolution of a General Meeting of Shareholders taken by at least two-thirds of the votes allocated to all issued shares. Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Further capital calls by Adecco S.A.

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to Adecco S.A.

Pre-emptive rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe for any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s Articles of Incorporation.

7. Changes of Control and Defence Measures

Mandatory Bid Rules: Pursuant to the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading (“SESTA”), if any person acquires shares of Adecco S.A., whether directly or indirectly or acting in concert with another person, which, added to the shares already owned, exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings or if an exemption is granted.

The Articles of Incorporation of Adecco S.A. do not contain opting-up or opting-out clauses in the sense of art. 32 SESTA.

Adecco S.A.’s Articles of Incorporation do not contain any provision other than the ones mentioned in this report (see section “Limitations on registration, nominee registration and transferability”) that would have an effect of delaying, deferring or preventing a change in control of Adecco S.A.

8. Auditors

The Annual General Meeting of Shareholders of Adecco S.A. elects the auditors and the group auditors each year. On April 16, 2003, the General Meeting elected Ernst & Young AG, Zurich, as auditors and group auditors of the Adecco Group for the financial year ending December 31, 2003.

Ernst & Young AG’s lead auditor, Mike Sills, who previously was lead auditor at Adecco’s former auditors, has supervised the audit of Adecco S.A.’s statutory financial statements and the Adecco Group’s consolidated financial statements since 1999 and 2000, respectively. For the fiscal year 2003, the total fee for the Group audit of Adecco and for the statutory audits of the Adecco Group companies amounted to EUR 44 million. The increase in audit fees is due to additional work related to the discovery of material weaknesses in internal controls in certain operations of the Adecco Group, to matters raised by various ‘whistleblowers’ and the impact of various independent investigations.

For the fiscal year 2003, additional fees of EUR 0.694 million were charged for:

•	audit related services EUR 0.339 million, such as consultation on accounting issues and financial due diligence on potential acquisitions;

•	tax services EUR 0.264 million, such as tax compliance, tax advice and tax planning services; and,

•	other services EUR 0.091 million.

The Audit & Finance Committee (“AFC”) oversees the Adecco Group’s financial reporting process on behalf of the Board of Directors. In this capacity, the AFC reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. Their judgments as to the quality, not just the acceptability, of the Adecco Group’s accounting principles and such other matters as are required to be discussed with the AFC under auditing standards generally accepted in the United States. In addition, the AFC has discussed with the independent auditors the auditors’ independence from

Corporate Governance

management and the Adecco Group, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors’ independence.

The AFC discussed with the Adecco Group’s independent auditors the overall scope and plans for its audit. The AFC also had meetings with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Adecco Group’s internal control environment, and the overall quality of the Adecco Group’s financial reporting.

9. Information Policy

Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2003 will be held on June 29, 2004 at Centre de Congrès de Beaulieu in Lausanne, Switzerland. The venue details will be published in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days before the meeting.

Further information

For further information, see the contact addresses as listed on the back cover of the Annual Report, Financial Review and Corporate Governance (Internet: <http://contacts.adecco.com>). Adecco S.A. is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Adecco S.A. files reports and other information with the U.S. Securities and Exchange Commission (SEC). These materials, including this Annual Report, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these materials can be obtained from the SEC upon the payment of certain fees prescribed by the SEC. For further information, see <http://www.sec.gov>, a website maintained by the SEC.

Investor Information

Ticker Symbols/Codes:

SWX Swiss Stock Exchange (virt-x)	ADEN
New York Stock Exchange (NYSE)	ADO
Euronext (ADE)	12819
Reuters (virt-x)	ADEN.VX
Reuters (NYSE)	ADO.N
Bloomberg (virt-x)	ADEN VX
Bloomberg (NYSE)	ADO US
ISIN (common shares):	CH0012138605
ISIN (ADS):	US0067541054

Share information1

	5-year Compound Growth Rate	2003	2002	2001	2000	1999
Basic net income (loss) per share (EUR)		1.63	1.30	(1.52)	(1.50)	(0.63)
Diluted net income (loss) per share (EUR)		1.61	1.28	(1.52)	(1.50)	(0.63)
Basic net income (loss) per share (EUR)[2]		1.65	1.30	(1.49)	(1.50)	(0.63)
Diluted net income (loss) per share (EUR)[2]		1.62	1.28	(1.49)	(1.50)	(0.63)
Income per share (basic) (EUR)[3]	2.9%	1.70	1.32	2.50	2.61	1.92
Income per share (fully diluted) (EUR)[3]	2.6%	1.67	1.30	2.44	2.52	1.82
Cash dividends per share (CHF)		0.70	0.60	1.00	1.00	0.84
Basic weighted average common shares	2.2%	186,744,214	186,527,178	185,880,663	183,735,340	172,128,580
Fully diluted shares	3.0%	195,777,267	193,469,123	192,832,231	192,269,392	180,553,760
Outstanding shares	1.9%	186,989,728	186,697,162	186,174,880	185,387,000	178,140,456

[1]	All share and earnings per share figures have been adjusted for the 10 for 1 share split which took place in May 2001.

For convenience, the fiscal years 2000 and 1999, revenues, expenses and cash flows, were translated from Swiss francs to Euro using weighted average exchange rates of CHF 1.56 to EUR 1, and CHF 1.60 to EUR 1.

[2]	Before cumulative effect of change in accounting principle

[3]	Income before amortisation of goodwill and intangibles, restructuring costs and one-time items. Income before amortisation of goodwill and intangibles, restructuring costs and one-time items is not meant to portray net income or cash flow in accordance with U.S. GAAP or to represent cash available to shareholders. One-time items include investment write-downs and cumulative effect of accounting changes.

Listing of shares and major shareholders

See Chapter 1 “Structure and Shareholders of the Adecco Group” of the Corporate Governance section.

Market capitalisation

As of December 28, 2003, the Adecco Group’s capitalisation based on outstanding shares was approximately EUR 9 Billion.

Dividends

For the fiscal year 2003, Adecco S.A.’s Board of Directors proposes a dividend of CHF 0.70 per registered share (and the proportional amount translated into U.S. dollars for registered ADR holders). The dividend will be paid out for registered shares on July 12, 2004 and for registered ADRs on August 13, 2004.

Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2003 will be held on June 29, 2004 at Centre de Congrès de Beaulieu in Lausanne, Switzerland.

Directors, Management and Auditors

Board of Directors
John Bowmer[1,2]	Chairman (Executive Chairman since January 15, 2004)
Miguel Alfageme
Philippe Foriel-Destezet[1,2]
Christian Jacobs[2]
Philippe Marcel
Conrad Meyer[1]
Yves Perben[2]
Andreas Schmid[1]
Ernst Tanner[2]

[1]	Member of the Audit & Finance Committee (Chairman: Conrad Meyer)

2	Member of the Nomination & Compensation Committee (Chairman: Yves Perben)

Senior Management (as of June 1st, 2004)

Jérôme Caille	CEO Adecco Group
Andrés Cano	CFO ad interim from January 12th, till June 1st, 2004
Jim Fredholm	CFO as of June 1st, 2004
Ray Roe	CEO Ajilon Professional Division and
Zone Manager Adecco Group North America
Steve Harrison	CEO LHH Career Services Division and Group Chief HR Officer
Luis Sánchez de León	Chief Sales, Marketing and Business Development Officer & President HR Support Services Division

Senior Corporate Executives

Hans R. Brütsch	Corporate Secretary
Jérôme Caille*	CEO Adecco Group
Andrés Cano*	CFO ad interim from January 12th, till June 1st, 2004
Enrique de la Rubia*	Chief Legislative, Public Affairs & CSR Officer
Patrick Dobler	Treasury
Mark Du Ree*	Adecco Group Asia Pacific Zone Manager
Mark Eaton	Investor Relations, Mergers & Acquisitions
Jim Fredholm*	CFO as of June 1st, 2004
Raymund Gerardu	Tax
Franco Gianera*	Chief Information Officer
Steve Harrison*	CEO LHH Career Services Division and Group Chief HR Officer
Tundé Johnson*	General Counsel ad interim (as of March 12th, 2004)
Richard MacMillan*	Adecco United Kingdom & Republic of Ireland Zone Manager
Sergio Picarelli*	Adecco Central Europe Zone Manager
Gilles Quinnez*	Adecco France & North Africa Zone Manager
Helena Rasetti	Investor Relations
Ray Roe*	CEO Ajilon Professional Division and
Zone Manager Adecco Group North America
Enrique Sánchez*	Adecco Iberia & Latin America Zone Manager
Luis Sánchez de León*	Chief Sales, Marketing and Business Development Officer &
President HR Support Services Division
Michel Tcheng	Chief of Internal Audit
François Vassard*	Chief Marketing & Communication Officer
Carlos Viladrich	Director Corporate Training

*	Members of the Group Executive Management team

Managers of the 15 major Business Units

Gilles Quinnez*	Adecco France
Ray Roe*	Adecco USA
Jean-Louis Joly	Adia France
Mark Du Ree*	Adecco Japan
Carlo Scatturin	Adecco Italy
Richard MacMillan*	Adecco United Kingdom
Enrique Sánchez*	Adecco Spain
Roy Haggerty	Ajilon Consulting and Communications USA
Mark de Smedt	Adecco Belgium
Michael Agoras	Adecco Switzerland
Emil Broekman	Adecco Netherlands
Elmar Hoff	Adecco Germany
Peter Searle	Ajilon United Kingdom
Jo Collier	Adecco Australia
China Gorman	Lee Hecht Harrison USA

*	Members of the Group Executive Management team

Auditors

Ernst & Young Ltd	Zurich, Switzerland

Addresses

Registered Office

Adecco S.A. (Holding Company)

1275 Chéserex

Switzerland

Contact Details

Adecco management & consulting S.A.

Sägereistrasse 10

PO Box

CH - 8152 Glattbrugg

Switzerland

Tel: +41 1 878 88 88

Fax: +41 1 829 88 88

Corporate Communications

Tel: +41 1 878 88 32

Fax: +41 1 829 88 39

press.office@adecco.com

Investor Relations

Tel: +41 1 878 88 84

Fax: +41 1 829 88 84

investor.relations@adecco.com

Adecco on the Internet

http://www.adecco.com

Ajilon on the Internet

http://www.ajilon.com

Lee Hecht Harrison on the Internet

http://www.LHH.com

A full office address list can be

found on www.adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 24 June 2004	By:	/s/ Jim Fredholm
Jim Fredholm Chief Financial Officer

Dated: 24 June 2004	By:	/s/ Hans R. Brütsch
Hans R. Brütsch Corporate Secretary